Confidentially Submitted to the Securities and Exchange Commission on February 13, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FAVO CAPITAL, INC.

(Exact name of registrant as specified in its charter)

Nevada	6159	88-0436017
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4300 N. University Drive Suite D-105 Lauderhill, Florida	33351
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code 1.833.328.6477

Nevada Agency and Transfer Company

50 West Liberty Street, Suite 880

Reno, NV, 89501

T: (775) 322-0626

info@natco.com

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Scott Doney, Esq. The Doney Law Firm 4955 S. Durango Rd. Ste. 165 Las Vegas, NV 89113 (702) 982-5686	Michael Blankenship Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, TX 77002-2925 (713) 651-2600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☐	Accelerated filer: ☐	Non-accelerated filer: ☒	Smaller reporting company: ☒
Emerging growth company: ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

•	Public Offering Prospectus. A prospectus to be used for the public offering of [*] shares of our common stock through the underwriters named on the cover page of this prospectus, which we refer to as the Public Offering Prospectus.

•	Resale Prospectus. A prospectus to be used for the resale by selling stockholders of [*] shares of common stock, which we refer to as the Resale Prospectus, which we have filed on behalf of the selling stockholders pursuant to a Registration Rights Agreement with the selling stockholders that we would include their shares in the Resale Prospectus.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•	they contain different front and back covers;
•	they contain different Offering sections in the Prospectus Summary;
•	they contain different Use of Proceeds sections;
•	the Dilution section is deleted from the Resale Prospectus;
•	a Selling Stockholders section is included in the Resale Prospectus;
•	the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus and a Plan of Distribution section is inserted in its place; and
•	the Legal Matters section in the Resale Prospectus deletes the reference to counsel for the underwriters.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus, which we refer to as the Alternate Pages, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the selling stockholders.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION ON FEBUARY 13, 2025

FAVO CAPITAL, INC.

Shares of Common Stock

This is a firm commitment underwritten public offering of [*] shares of common stock, par value $0.0001 per share, of Favo Capital, Inc., a Nevada corporation (the “Company”, “FAVO”, “we”, “us”, “our”). We anticipate a public offering price between $[*] and $[*] per share. We have granted to the underwriters an option, exercisable within 45 days after the closing of this offering, to purchase up to additional [*] shares at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common stock offered by this prospectus.

Our common stock is presently traded on the over-the-counter market and quoted on the OTC Pink market under the symbol “FAVO.” On February 12, 2025, the last reported sale price of our common stock was $0.59 per share. In connection with this offering, we have applied to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “FAVO”. No assurance can be given that our application will be approved or that the trading prices of our common stock on the OTC Pink market will be indicative of the prices of our common stock if our common stock were traded on the Nasdaq Capital Market.

The offering price of the common stock will be determined between the underwriter and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business, and may be at a discount to the current market price. Therefore, the recent market price used throughout this prospectus may not be indicative of the actual public offering price for our common stock.

On December 4, 2024, our shareholders approved a reverse split of our outstanding shares of common stock by a ratio within the range of 5 to-1 to 100-to-1, to be effective at the ratio to be determined by our Board of Directors and upon our receipt of a market effective date from FINRA. The share and per share information in this prospectus do not reflect such reverse stock split. All outstanding shares of our Series C Preferred Stock will be converted into shares of our common stock prior to us effecting this reverse split and accordingly all of our outstanding equity securities will be subject to the reverse split.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 15 OF THIS PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, AS WELL AS THE INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE YOU INVEST.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share		Total
Offering price	$			$-
Underwriting discount and commissions		$-	$
Proceeds to us before offering expenses (1)		$-		$-

(1)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the over-allotment option (if any) we have granted to the underwriter as described below.

Pursuant to a separate resale prospectus included in the registration statement of which this prospectus forms a part, we are also registering [*] shares of common stock for resale by certain selling stockholders. This public offering and the resale offering will be concurrent in that the selling stockholders may commence selling efforts at any time after the registration statement is declared effective. However, the closing of this public offering will not occur until one (1) or two (2) trading days after trading on Nasdaq commences, which is expected to occur on the trading day following the date that the registration statement is declared effective. The selling stockholders may sell their shares from time to time at the market price prevailing at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods. Please see “Risk Factors— Risks Relating to this Offering and our Reverse Stock-Split” for certain risks related to the concurrent registration of shares in the resale offering.

The underwriter expects to deliver the securities against payment to the investors in this offering on or about [*], 2025.

Sole Book-Running Manager
D. Boral Capital Securities, LLC

 The date of this prospectus is February 13, 2025.

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ABOUT THIS PROSPECTUS

This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments and exhibits thereto, the “Registration Statement”) filed by us with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and related exhibits for further information with respect to FAVO and the securities offered hereby. With regard to any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC, in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

You should rely only on information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of our securities means that the information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which the offer or solicitation is unlawful or in any state or other jurisdiction where the offer is not permitted.

For investors outside the United States: Neither we nor the underwriter have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby and the distribution of this prospectus outside of the United States.

The information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the securities offered hereby, or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

Neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

INDUSTRY AND MARKET DATA

We are responsible for the disclosure in this Prospectus. However, this Prospectus includes industry data that we obtained from internal surveys, market research, and publicly available information and industry publications. The market research, publicly available information and industry publications that we use generally state that the information contained therein has been obtained from sources believed to be reliable. The information therein represents the most recently available data from the relevant sources and publications, and we believe remains reliable. We did not fund and are not otherwise affiliated with any of the sources cited in this Prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this Prospectus.

TRADEMARKS

We own or have rights to use various trademarks, service marks, and trade names that we use in connection with the operation of our business. We use our “FAVO” trademark and related design marks in this prospectus. This prospectus may also contain trademarks, service marks, and tradenames of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names, or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus may appear without the ®, TM, or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable owner of these trademarks, service marks and trade names.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this prospectus may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements include, but are not limited to, statements regarding our Company and management’s expectations, hopes, beliefs, intentions, or strategies regarding the future, including our financial condition and results of operations. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Other important factors that we think could cause our actual results to differ materially from expected results are summarized below. Other factors besides those listed could also adversely affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Statements regarding the following subjects, among others, may be forward-looking:

•	negative impacts from a continued spread of COVID-19, including on the U.S. or global economy or on our business, financial position, or results of operations;

•	market trends in our industry, energy markets, commodity prices, interest rates, the debt and lending markets, or the general economy;

•	our plans and expectations regarding future financial results, expected operating results;

•	the sufficiency of our cash and our liquidity;

•	development of new financial products and improvements to our existing financial products;

•	the adequacy of our agreements with our syndicate partners;

•	our ability to obtain financing, our ability to comply with debt covenants or cure any defaults;

•	actions and initiatives of federal, state and local governments and changes to federal, state and local government policies, regulations, tax laws and rates and the execution and impact of these actions, initiatives and policies;

•	our ability to obtain and maintain financing arrangements on favorable terms;

•	general volatility of the securities markets in which we participate;

•	the impact of weather conditions, natural disasters, accidents or equipment failures, or other events that disrupt our operations or negatively impact the value of our assets;

•	availability of and our ability to attract and retain qualified personnel; and

•	our understanding of our competition.

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Forward-looking statements are based on beliefs, assumptions and expectations as of the date of this prospectus. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise.

The risks included here are not exhaustive. Other sections of this registration statement may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, and the exhibits to the registration statement of which this prospectus is a part before making your investment decision. This prospectus contains forward-looking statements and information relating to FAVO. See “Cautionary Note Regarding Forward-Looking Statements” above.

In this Prospectus, the terms “FAVO,” the “Company,” “we,” “us,” “our” or “ours” refer to Favo Capital, Inc. and its wholly owned subsidiaries.

Company Overview

We are a private credit company providing alternative financing solutions to small and medium-sized businesses (SMBs) across the United States. Our primary focus is offering diverse funding solutions through Merchant Cash Advances (MCAs), Purchase of Future Receipts (PFRs), Lines of Credit (LOCs), Asset-Backed Loans (ABLs), and SBA Loans. Since inception, we have extended over $140 million in capital and supported more than 10,000 businesses nationwide. Headquartered in Fort Lauderdale, FL, we also have operations in New York and the Dominican Republic.

Private Credit Division

FAVO Capital is committed to bridging the financing gap faced by SMBs through innovative, technology-driven underwriting and flexible repayment structures. Our underwriting model utilizes advanced analytics, automation, and alternative data sources to assess SMB creditworthiness beyond traditional metrics, allowing us to provide fast and efficient funding solutions.

Key Offerings:

  Merchant Cash Advances (MCAs): Provides SMBs with immediate working capital in exchange for a percentage of future sales.
  Purchase of Future Receipts (PFRs): Enables SMBs to sell anticipated revenue at a discount for upfront funding.
  Lines of Credit (LOCs): Offers SMBs ongoing access to capital with a streamlined application and approval process.
  Asset-Backed Loans (ABLs) & SBA Loans: Provides businesses with secured financing options tailored to their growth needs.

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MCA - Cost of Sales

We incur sales commissions costs for direct and syndicated originations. Commission expense is recognized at the time of MCA origination. Additionally, we incur marketing expenses associated with direct MCA originations. Marketing expenses consist of various lead generation, internet, phone, advertising, and other costs associated with new account originations. All commission and marketing expenses are recognized as incurred.

MCA Platform and Service Fees

For each Syndicated MCA origination, we are charged a platform or servicing fee. The fee is calculated as a percentage of the outstanding advance receivable due to us and is recognized over the term of the contract.

MCA Credit Costs

Under the current expected credit loss (CECL) model of ASC 326 we recognize an allowance for a portion of the receivables at the time of concluding a deal and additional allowances based on the amount of time since a payment was last received and whether the receivable has been handed over to collections. The approach is based on the Company's internal knowledge and historical default rates over the expected life of the receivables and is adjusted to reflect current economic conditions. This evaluation takes into account the customer's ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. If the expected financial condition of the Company’s customers were to improve, the allowances may be reduced accordingly.

Governmental Regulations

The MCA industry is subject to various federal and state-level regulations, which are evolving as regulators increase scrutiny of alternative financing solutions. These include:

•	Federal Trade Commission (FTC) Oversight: The FTC has authority over business financing practices and can take action against deceptive or unfair practices in the industry.
•	State-Level MCA Regulations: Several states, including New York and California, have implemented laws requiring transparent disclosures and fair lending practices for MCAs and alternative finance providers. More states are expected to follow with similar legislation.
•	Truth in Lending Act (TILA) and Fair Credit Reporting Act (FCRA): Although not traditionally applied to business lending, regulatory agencies have considered applying consumer finance protections to small business loans and MCA transactions.
•	Anti-Money Laundering (AML) Compliance: The Financial Crimes Enforcement Network (FinCEN) and banking partners require robust AML compliance, particularly for businesses that move large volumes of financial transactions.
•	Data Protection and Privacy Laws: The Gramm-Leach-Bliley Act (GLBA) and state-specific laws impose requirements on how financial institutions, including MCA providers, manage and secure borrower data.
•	Dodd-Frank Act and CFPB Authority: The Consumer Financial Protection Bureau (CFPB) has increased oversight over business lending practices, especially those that impact small business owners. The agency continues to evaluate new regulations that could affect the MCA industry.

As the regulatory landscape evolves, we remain committed to compliance by implementing robust underwriting, transparent disclosures, and fair lending policies. We actively monitor legislative developments and work with legal advisors to ensure continued adherence to applicable laws and best practices.

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Competition

The alternative lending market is highly competitive and includes both traditional financial institutions and non-bank financial service providers. Our primary competitors include:

•	Traditional Banks & Credit Unions: These institutions offer business loans and lines of credit but are often constrained by strict underwriting requirements, making it difficult for SMBs to access funding quickly.
•	Alternative Lenders & FinTech Firms: Companies such as OnDeck, Kabbage, and PayPal Business Loans provide various forms of small business lending, often competing with MCA providers for market share.
•	Private Credit & Hedge Funds: Institutional lenders and hedge funds have increasingly entered the SMB financing space, offering structured debt solutions that compete with traditional MCA and PFR offerings.
•	Merchant Payment Processors & E-Commerce Lenders: Companies like Square, Shopify, and Stripe have integrated business lending into their platforms, offering cash advances to businesses based on transaction volume.

Competitive Positioning

We differentiate ourselves in the market through:

•	Speed & Efficiency: Our streamlined underwriting process allows us to approve and fund deals faster than many traditional lenders.
•	Technology-Driven Underwriting: Uses real-time data analysis for rapid and accurate funding decisions.
•	Flexible Repayment Structures: Our financing solutions provide SMBs with adaptable payment terms that align with their cash flow.
•	Syndication Partnerships: Our network of funding partners enables us to scale quickly and deploy more capital to businesses in need.
•	Regulatory Compliance & Transparency: As a publicly listed company, we adhere to higher reporting and compliance standards, providing confidence to investors and borrowers alike.

•	Nationwide Presence: Operating across 38 states, with call centers in the Dominican Republic and sales offices in New York and Florida.
•	Industry Recognition: Awarded "Structured Finance Deal of the Year" at the Global Private Banking Innovation Awards 2024.
•	Publicly Listed Company: Unlike non-regulated lenders, FAVO operates with transparency and compliance as a publicly traded entity.

Listing on the Nasdaq Capital Market

Our common stock is currently quoted on the OTC Pink Market. In connection with this offering, we have applied to list our common stock on the Nasdaq Capital Market ("Nasdaq") under the symbol "FAVO." If our listing application is approved, we expect to list our common stock on Nasdaq upon consummation of the offering, at which point our common stock will cease to be traded on the OTC Pink Market. No assurance can be given that our listing application will be approved. This offering will occur only if Nasdaq approves the listing of our common stock. Nasdaq listing requirements include, among other things, a stock price threshold. As a result, prior to effectiveness, we will need to take the necessary steps to meet Nasdaq listing requirements, including but not limited to a reverse split of our outstanding common stock (as further discussed below). If Nasdaq does not approve the listing of our common stock, we will not proceed with this offering. There can be no assurance that our common stock will be listed on Nasdaq.

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Reverse Stock Split

On December 4, 2024, our stockholders approved a reverse stock split within the range of 1-for-5 to 1-for-100 of our issued and outstanding shares of common stock and authorized the Board, in its discretion, to determine the final ratio in connection with the reverse stock split. The reverse stock split will occur no sooner than the market effective date established by FINRA. The reverse stock split will not impact the number of authorized shares of common stock, which will remain at 500,000,000 shares. The share and per-share information in this prospectus do not reflect the proposed reverse stock split of the issued and outstanding shares of our common stock to occur on or immediately following the effective date of the registration statement of which this prospectus forms a part. All outstanding shares of our Series C Preferred Stock will be converted into shares of our common stock prior to us effecting this reverse split, and accordingly, the Series A Preferred Stock and all of our outstanding equity securities will be subject to the reverse split. This prospectus will be amended by an amendment to this registration statement to reflect the reverse stock split ratio and the effect of such reverse stock split.

Summary Risk Factors

Investing in our securities involves risks. You should carefully consider the risks described in the “Risk Factors” section beginning on page 15 before deciding to invest in our securities. If any of these risks actually occur, our business, financial condition and/or results of operations would likely be materially adversely affected. In each case, the trading price of our securities would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to Our Financial Condition

•	We have a history of losses, and we may be unable to achieve profitability.

•	There is no guarantee that cash flow from operations and/or debt and equity financings will provide sufficient capital to meet our expansion goals, working capital needs or fund our operations.

•	We have substantial debt which could adversely affect our ability to raise additional capital to fund operations and prevent us from meeting our obligations under outstanding indebtedness.

•	Because we have a limited operating history, you may not be able to accurately evaluate our operations.

•	As a growing company, we have yet to achieve a profit and may not achieve a profit in the near future, if at all.

Risks Related to Our Business and Industry

•	Our growth may not be sustainable and depends on our ability to attract new customers, retain revenue from existing customers and increase sales to both new and existing customers.

•	We are subject to risks relating to the availability of capital to fund SMB customers, the ability of our customers to generate sales to remit receivables, general macroeconomic conditions, legal and regulatory risks and the risk of fraud.

•	Merchant cash advance businesses may be unable to collect cash advance income on the cash advances made to customers.

•	We may not be able to successfully implement our growth strategy on a timely basis or at all.

•	The merchant cash advance industry is not currently pervasively regulated, however, future regulations or in the way future regulations are applied to the merchant cash advance industry could adversely affect our business.

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•	Determination by a legislative or judicial body that a cash advance is a loan, rather than a sale, will adversely affect the merchant cash advance business and Company's business.

•	Many of our specialty finance investment transactions involve borrowers about which little, if any, information is publicly available, which may impair our ability to identify borrowers able to repay our advances and adversely affect the price of our publicly traded securities.

•	Failure to continue to innovate and respond to evolving technological changes may reduce demand for cash advances.

•	Due diligence in merchant cash advance transactions is not as stringent as that of traditional loans, which presents a greater risk of fraud and inaccurate valuations.

•	Our growth strategy involves building on our success in financial solutions, which may present risks and challenges that we have not yet experienced.

•	The markets in which we participate are highly competitive. We may not be able to compete successfully against current and future competitors.

•	The impact of worldwide economic conditions such as inflation and changes in interest rates, including the resulting effect on the operations of and spending by SMBs and on consumer spending, may adversely affect our business, operating results and financial condition.

•	Our business could be harmed if we fail to manage our growth effectively and efficiently.

•	Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive position may be harmed.

•	Our growth depends in part on the success of our strategic relationships with third parties.

•	Security breaches, denial of service attacks, or other hacking and phishing attacks on our systems or other security breaches, including internal security failures, could harm our reputation or subject us to significant liability, and adversely affect our business and financial results.

•	System failures, interruptions, delays in service, catastrophic events, inadequate infrastructure and resulting interruptions in the availability or functionality of our platform could harm our reputation or subject us to significant liability, and adversely affect our business and financial results.

•	Interruptions or other issues in the proper functioning of or upgrades to our information technology systems could cause disruption to our operations.

•	We store personal and other information of our partners, our customers and their consumers and our employees. If the security of this information is compromised or is otherwise accessed without authorization or is perceived to be compromised or accessed without authorization, our reputation may be harmed, and we may be exposed to liability and loss of business.

•	Significant increases in the cost or decreases in the availability of the insurance we maintain could adversely impact our financial condition.

•	Because we are a “Smaller Reporting Company,” we may take advantage of certain scaled disclosures available to us, resulting in holders of our securities receiving less company information than they would receive from a public company that is not a Smaller Reporting Company.

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Risks Related to Acquisitions

•	We have in the past made, and in the future may make, acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position.

•	Businesses we acquire may not have disclosure controls and procedures and internal controls over financial reporting, cybersecurity controls and data privacy compliance programs, or their existing controls and programs may be weaker than or otherwise not in conformity with ours.

•	We may consider potential business or asset acquisitions in different industries, and stockholders may have no basis at this time to ascertain the merits or risks of any business or asset that we may ultimately operate or acquire.

•	Resources will be expended in researching potential acquisitions and investments that might not be consummated.

•	Subsequent to an acquisition or business combination, we may be required to take write-downs or write-offs, incur restructuring costs, and incur impairment or other charges that could have a significant negative effect on our financial condition, results of operations, and share price, which could cause stockholders to lose some or all of their investments.

Risks Related to Real Estate

•	We currently do not currently have a real estate portfolio, and we do not have any specific target properties for acquisition and sale.

•	We may engage in real estate transactions or other strategic opportunities that involve property types or structures with which we have less familiarity, thereby increasing our risk of loss.

Risks Related to Our Management and Control Persons

•	We rely heavily on our management, and the loss of their services could adversely affect our business.

•	The holder of our Series C Preferred Stock possesses significant voting power with respect to our voting stock, which will limit your influence on corporate matters.

•	If we are unable to attract and retain qualified personnel, especially our design and technical personnel, we may not be able to execute our business strategy effectively.

•	Provisions in the Nevada Revised Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

•	Our officers and directors have limited experience managing a public company.

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Risks Related to Legal Uncertainty

•	Claims made against us from time to time can result in litigation that could distract management from our business activities and result in significant liability or damage to our brand.

•	We may be classified as an inadvertent investment company if we acquire investment securities in excess of 40% of our total assets.

•	We may be subject to tax and regulatory audits which could subject us to liabilities.

•	Changes in regulations or user concerns regarding privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

•	Nevada law and certain anti-takeover provisions of our corporate documents could entrench our management or delay or prevent a third party from acquiring us or a change in control even if it would benefit our shareholders.

•	If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

•	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

•	Deficiencies in disclosure controls and procedures and internal control over financial reporting could result in a material misstatement in our financial statements.

•	There may be deficiencies with our internal controls that require that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions by the SEC.

•	We may be unable to protect our intellectual property from infringement by third parties, and the third parties may claim that we are infringing on their intellectual property, either of which could materially or adversely affect us.

•	We may be exposed to liabilities under the Foreign Corruption Practices Act and any determination that we violated these laws could have a materially adverse effect on our business.

Risks Related to Our Securities

•	We have the right to issue additional common stock and preferred stock without the consent of our stockholders, which would have the effect of diluting investors’ ownership and could decrease the value of their investment.

•	Our Series A Preferred Stock, our Series C Preferred Stock, and all of our existing and future indebtedness rank senior to our common stock in the event of a liquidation, winding up or dissolution of our business.

•	We do not expect to pay dividends on our common stock in the foreseeable future. Any return on investment may be limited to the value of our common stock.

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Risks Related to the Offering and the Market for our Stock

•	If a market for our common stock does not develop, shareholders may be unable to sell their shares.

•	The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control.

•	Because we are subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced.

•	We will likely conduct further offerings of our equity securities in the future, in which case your proportionate interest may become diluted.

•	If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

•	FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our securities.

•	We may be unable to protect our intellectual property from infringement by third parties, and the third parties may claim that we are infringing on their intellectual property, either of which could materially or adversely affect us.

•	We may be exposed to liabilities under the Foreign Corruption Practices Act and any determination that we violated these laws could have a materially adverse effect on our business.

Risks Relating to this Offering and our Reverse Stock-Split

•	Investors in this offering will experience immediate and substantial dilution in net tangible book value.

•	Participation in this offering by certain of our directors and their affiliates would reduce the available public float for our shares.

•	Our management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.

•	Even if the reverse stock split achieves the requisite increase in the market price of our common stock, we cannot assure you that we will be able to continue to comply with the minimum bid price requirement of the Nasdaq Capital Market.

•	Even if the reverse stock split increases the market price of our common stock and we meet the initial listing requirements of the Nasdaq Capital Market, there can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Capital Market, a failure of which could result in a de-listing of our common stock.

•	The reverse stock split may decrease the liquidity of the shares of our common stock.

•	Following the reverse stock split, the resulting market price of our common stock may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common stock may not improve.

•	There is no assurance that once listed on the Nasdaq Capital Market we will not continue to experience volatility in our share price.

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Corporate History

We were incorporated on July 12, 1999, in the State of Nevada under the name “Beeston Enterprises Ltd.” We originally intended to establish ourselves as a Western Canadian based medical diagnostic imaging service provider. However, based on a review of the business climate in the private medical service sector in Canada, we chose to move our business in a new direction. Since the middle of 2006, the Company has been in the exploration stage, primarily engaged in the acquisition, exploration, and development of mining properties.

On May 30, 2014, we received a market effective date from FINRA for a 1-for-10 reverse stock split on our common stock outstanding.

On October 4, 2018, the District Court of Nevada appointed Custodian Ventures, LLC as custodian for Beeston Enterprises Ltd., proper notice having been given to the officers and directors of Beeston Enterprises Ltd. There was no opposition.

On October 12, 2018, we filed a certificate of reinstatement with the state of Nevada, and appointed David Lazar as President, Secretary, Treasurer and Director.

Prior to October 19, 2018, Custodian Ventures, LLC held a de minimus amount of shares of capital stock in our company. On October 19, 2018, we issued 473,350,000 shares of common stock to Custodian Ventures, LLC at par for shares valued at $473,350 in exchange for settlement of a portion of a related party loan for amounts advanced to the Company in the amount of $9,200, and a promissory note issued to us in the amount $464,150. The note is an unsecured, 3% simple interest bearing and due and payable in full within 180 days following written demand from the holder.

On October 29, 2018, we terminated its registration with the Securities and Exchange Commission. On December 6, 2018, we issued 25,000,000 shares of Series C preferred stock to Custodian Ventures, LLC at par for shares valued at $25,000 in exchange for a promissory note issued to us in the amount $25,000. The note is an unsecured, 3% simple interest bearing and due and payable in full within 180 days following written demand from the holder.

On December 12, 2018, Custodian Ventures, LLC sold (i) the 25,000,000 shares of Series C Preferred Stock to Vincent Napolitano, (ii) 5,000,000 shares of common stock to Liro Holdings, LLC, and (iii) 468,350,000 shares of common stock to Favo Group, LLC for an aggregate purchase price of $175,000. At this point there was a change of control of our company and David Lazar resigned as President, Secretary, Treasurer and Director and Vincent Napolitano was appointed as President, Secretary, Treasurer and Director.

On September 18, 2018, we changed our name to Favo Realty, Inc. and we received a market effective from FINRA on January 9, 2019. At the time, we were a real estate investment company, intending to invest in a diversified portfolio of quality commercial real estate properties and other real estate investments located throughout the United States and Puerto Rico.

On January 9, 2019, we received a market effective date from FINRA for a 1-for-50 reverse stock split on our common stock outstanding, as well as a change in symbol to “FAVO.”

On April 6, 2019, we acquired RLT Atwood, a cryptocurrency mining operation listed on Merj Exchange (Seychelles Stock Exchange) with its mining operations in Sweden and created FAVO Blockchain Inc.

On January 31, 2020, we entered into a stock purchase agreement with Basebay, LLC. Pursuant to the agreement, we sold Favo Blockchain Inc., our wholly owned subsidiary, to Basebay, LLC. With this transaction, we no longer operate in the crypto-currency industry.

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On September 2, 2020, we changed our name from Favo Realty, Inc. to Favo Capital, Inc.

On May 31, 2023, we entered into an acquisition and financing agreement between the principals of FAVO Group and Stewards Investment Capital Limited. As part of the acquisition, the principals of FAVO Group transferred 100% of their membership interest in Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC into our company. As consideration for the transfer, $14,200,000 in cash, Senior Secured Notes and equity. We raised the financing for this transaction by selling 20 million shares of our Series A Preferred Stock at $0.25 for total of $5,000,000. Half of this financing was paid on the closing date of this transaction. The remaining $2,000,000 was paid as follows: $1,250,000 on August 31, 2023, and the remaining $750,000 on October 26, 2023.

The Company currently has an outstanding debt note from its acquisition of the FAVO Group of Companies, dated June 1, 2023, in the aggregate principal face value amount of $4,700,000, which requires payments of $1,500,000 on May 31, 2024, which has been made, $1,600,000 due on May 31, 2025, and the final payment due on May 31, 2026, for $1,600,000. The interest rate per annum is variable on the three payments of 6%, 3% and 1%, respectively.

A primary objective of this offering is to significantly reduce our outstanding debt. We intend to allocate approximately $15 million from IPO proceeds towards debt repayment, targeting the most expensive debt obligations first. Additionally, we plan to raise an additional $30 million in a second capital round, supplemented by $10 million in continued investments from existing partners, to further reduce our financial liabilities and support business growth. These initiatives are expected to lower interest payments and improve cash flow, accelerating our path to profitability over the next two years.

On June 7, 2023, we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase our authorized shares of preferred stock from 25,000,000 shares to 50,000,000 shares, par value $0.0001 per share. The Amendment did not increase our authorized shares of common stock, which remained at 500,000,000 shares, par value $0.0001 per share.

On November 27, 2023, we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase our authorized shares of preferred stock from 50,000,000 shares to 100,000,000 shares, par value $0.0001 per share. The Amendment did not increase our authorized shares of common stock, which remained at 500,000,000 shares, par value $0.0001 per share.

On November 29, 2023, we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Certificate of Designation for the Series C Preferred Stock to decrease our authorized shares of Series C preferred shares from 25,000,000 shares down to 18,750,000 shares.

On November 29, 2023, we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Certificate of Designation for the Series A Preferred Stock to increase our authorized shares of Series A preferred shares from 20,000,000 shares up to 81,250,000 shares.

On January 1, 2024, we completed the acquisition of the proprietary software platform and call center of LendTech CRM Solutions LLC, Believe PMF EIRL, LLC and DBOSS Funding LLC in a common stock and cash deal for approximately $1,650,000, consisting of 1,000,000 shares of our restricted common stock valued at $0.25 per share or $250,000 on closing and a further 2,000,000 shares on each of the first and second anniversary of the closing date valued at $1,000,000 as well as $400,000 in cash.

On the same date, we assumed two office spaces located in the Dominican Republic as a result of the acquisition of the call center of Believe PMF EIRL, LLC and DBOSS Funding LLC. These two leases are month to month.

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In connection with the acquisition, we entered into a Business Commission Agreement with Robinpaws, LLC, owned by Robin Nadeau-Campus that was amended in January 2025 to refer both new business clients and renewals of existing business clients of Robinpaws to services provided by Favo Capital in exchange for commissions.

SUMMARY OF THE OFFERING

Securities offered by FAVO	[*] of shares of common stock (or [*] shares of common stock if the Underwriter exercises its over-allotment option in full) on a firm commitment basis.

Assumed Public Offering Price	We currently estimate that the initial public offering price will be between $[*] and $[*] per share. (1)

Shares of common stock outstanding prior to the offering	99,479,734 shares of common stock.

Shares of common stock outstanding after the offering (2)	[*] shares of common stock, assuming the sale of all the shares offered in this prospectus, [*] shares if the Underwriter exercise the over-allotment in full.

Over-allotment option

We have granted to the underwriters an option, exercisable within 45 days after the closing of this offering, to purchase up to additional [*] shares at the public offering price, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common stock offered by this prospectus.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $[*] million from our sale of common stock in this offering, after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds from this Offering (i) to drive growth by extending capital to businesses in need (ii) for general corporate purposes, including, without limitation, for working capital purposes, hiring of technical and administrative personnel, enhancing marketing & acquiring IT equipment, making payments of accounts payable and pre-payments within our supply chain; (iii) to finance capital expenditures, including without limitation the expansion of premises, acquisition of equipment and transportation, and (iv)  the payment of indebtedness.

In addition, while we have not entered into any agreements, commitments or understandings relating to any significant transaction as of the date of this prospectus, we may use a portion of the net proceeds to pursue acquisitions, joint ventures and other strategic transactions.

See “Use of Proceeds.”

Underwriter Compensation	In connection with this offering, the underwriter will receive an underwriting discount equal to 8% of the gross proceeds from the sale of common stock in the offering. We will also reimburse the underwriter for certain out-of-pocket actual expenses related to the offering See “Underwriting.”

Trading Symbol

Our common stock is presently quoted on the OTC Pink under the symbol “FAVO.” In connection with this offering, we have applied to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “FAVO”

The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our common stock will be approved for listing on Nasdaq.

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Reverse Stock Split	On December 4, 2024, our stockholders approved a reverse stock split within the range of 1-for-5 to 1-for-100 of our issued and outstanding shares of common stock and authorized the board of directors (the “Board”), in its discretion, to determine the final ratio and effective date in connection with the reverse stock split. We intend to effectuate the reverse split of our common stock in a ratio to be determined by the Board of Directors immediately following the effective date but prior to the closing of the offering. All outstanding shares of our Series C Preferred Stock will be converted into shares of our common stock prior to us effecting this reverse split and accordingly, Series A Preferred Stock and all of our outstanding equity securities will be subject to the reverse split. All share and per share information in this prospectus do not reflect the proposed reverse stock split

Risk Factors	Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” starting on page 15 and the other information included and incorporated by reference into this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our securities.

Dividends	We do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of the Board and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that our Board deems relevant. See “Dividend Policy.”

Lock-up Agreements	Our directors, officers and certain shareholders have agreed with the underwriter not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 180 days after the date of this prospectus. See “Underwriting—Lock-Up Agreements.”

Voting Rights

Shares of our Common Stock are entitled to one vote per share.

Each share of our Series A Preferred Stock is entitled to one vote and each share of Series A Preferred Stock is convertible into one share of Common Stock.

Each share of our Series C Preferred Stock is entitled to twenty-five votes, and each share of Series C Preferred Stock is convertible into one share of Common Stock.

(1) The actual number of shares of common stock we will offer will be determined based on the actual public offering price and the reverse split ratio will be determined based on the stock price.

(2) The number of shares outstanding after this offering is based on 99,479,734 shares of common stock outstanding on February 13, 2025, but does not include:

•	20,000,000 shares of our common stock that were reserved for equity awards under our Favo Capital, Inc. 2024 Equity Incentive Plan adopted on August 21, 2024;
•	8,000,000 shares issuable upon exercise of warrants, with an initial exercise price of $0.40 per share;
•	37,020,000 shares issuable upon conversion of our outstanding Series A Preferred Stock; and
•	18,750,000 shares issuable upon conversion of our outstanding Series C Preferred Stock.

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Upon filing of this registration all outstanding shares of our Series C Preferred Stock will convert into shares of our common stock. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriter’s option to purchase additional shares from us in this offering.

Pursuant to a separate resale prospectus included in the registration statement of which this prospectus forms a part, we are also registering [*] shares of common stock for resale by certain selling stockholders. This public offering and the resale offering will be concurrent in that the selling stockholders may commence selling efforts at any time after the registration statement is declared effective. However, the closing of this public offering will not occur until one (1) or two (2) trading days after trading on Nasdaq commences, which is expected to occur on the trading day following the date that the registration statement is declared effective. The selling stockholders may sell their shares from time to time at the market price prevailing at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods. Please see “Risk Factors— Risks Relating to this Offering and our Reverse Stock-Split” for certain risks related to the concurrent registration of shares in the resale offering.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition, or results of operations could suffer. In that case, the trading price of our shares of Common Stock could decline and you may lose all or part of your investment. See “Cautionary Statement Regarding Forward-Looking Statements” above for a discussion of forward-looking statements and the significance of such statements in the context of this prospectus.

Risks Related to our Financial Condition

We have a history of losses, and we may be unable to achieve profitability.

We have incurred net losses of $7,673,207 and $6,053,131 for the fiscal years ended December 31, 2023, and 2022, respectively. As of September 30, 2024, we had an accumulated deficit of approximately $20.2 million. These losses and accumulated deficit are a result of, among other things, the substantial investments we made to grow our business and expenses incurred in connection with our acquisitions. We expect to make significant expenditures to grow our business in the future.

We plan to make opportunistic and deliberate investments in sales and marketing to attract new businesses to the financial products we offer. We also plan to continue to selectively pursue acquisition opportunities, which require that we incur various expenses and fees of external advisors. Businesses we have acquired and may in the future acquire have different levels of profitability than us, which may affect our overall profitability, particularly until we are able to realize expected synergies. These increased expenditures will make it harder for us to achieve profitability and we cannot predict with certainty whether we will achieve profitability in the near term or at all.

Historically, certain of our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. If the costs associated with acquiring new customers, including online advertising and paid search costs, outbound lead generation, scaling our field sales teams, or the terms on which our partners refer clients to us, materially rise in the future, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses and may not achieve or maintain profitability, which could cause the trading price of our shares to further decline. Failure to generate adequate revenue growth, as well as other related factors, may cause decreases in asset values, such as our goodwill, that are deemed to be other than temporary, which may result in further impairment losses.

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We may make decisions that will reduce our short-term operating results if we believe those decisions will improve the experiences of our customers and their consumers and if we believe such decisions will improve our operating results over the long-term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.

There is no guarantee that cash flow from operations and/or debt and equity financings will provide sufficient capital to meet our expansion goals, working capital needs or fund our operations.

Our current strategic plan includes the expansion of our company both organically and through acquisitions if market conditions and competitive conditions allow. Due to the long-term nature of investments in acquisitions and other financial needs to support organic growth, including working capital, we expect our long-term and working capital needs to periodically exceed the short-term fluctuations in cash flow from operations. We anticipate that we may need to raise additional external capital from the sale of common stock, preferred stock and/or debt instruments as market conditions may allow, in addition to cash flow from operations (which may not always be sufficient), to fund our growth and working capital needs.

In the event that we need to raise significant amounts of external capital at any time or over an extended period, we face a risk that we may need to do so under adverse capital market conditions with the result that our existing shareholders, as well as persons who acquire our common stock, may incur significant and immediate dilution should we raise capital from the sale of our common or preferred stock. Similarly, we may need to meet our external capital needs from the sale of secured or unsecured debt instruments at interest rates and with such other debt covenants and conditions as the market then requires. However, there can be no guarantee that we will be able to raise external capital on terms that are reasonable in light of current market conditions. In the event that we are not able to do so, those who acquire our common stock may face significant and immediate dilution and other adverse consequences. Further, debt covenants contained in debt instruments that we issue may limit our financial and operating flexibility with consequent adverse impact on our common stock market price.

We have substantial debt which could adversely affect our ability to raise additional capital to fund operations and prevent us from meeting our obligations under outstanding indebtedness.

As of September 30, 2024, our total indebtedness was approximately $44.2 million, including notes payable of approximately $36.4 million.

 While we currently hold approximately $36.4 million in outstanding debt, our structured repayment and refinancing strategy is designed to systematically reduce this liability, improving financial stability and reducing cash flow pressure. The proceeds from this offering, combined with subsequent capital raises, will be used to significantly lower our annual interest expense, which currently amounts to $4.8 million. By prioritizing the most expensive debt obligations, we anticipate achieving a stronger financial position, leading to sustained profitability within two years.

This substantial debt could have important consequences, including the following: (i) a substantial portion of our cash flow from operations may be dedicated to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, future business opportunities and capital expenditures; (ii) our ability to obtain additional financing for working capital, debt service requirements and general corporate purposes in the future may be limited; (iii) we may face a competitive disadvantage to lesser leveraged competitors; (iv) our debt service requirements could make it more difficult to satisfy other financial obligations; and (v) we may be vulnerable in a downturn in general economic conditions or in our business and we may be unable to carry out activities that are important to our growth.

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Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond management’s control. If we are unable to generate sufficient cash flow to service our debt or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, which could impair our liquidity. Any refinancing of indebtedness, if available at all, could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. Despite our significant amount of indebtedness, we may need to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial debt.

Because we have a limited operating history, you may not be able to accurately evaluate our operations.

We have had limited operations to date. Therefore, we have a limited operating history upon which to evaluate the merits of investing in our company. Potential investors should be aware of the difficulties normally encountered by new companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business and additional costs and expenses that may exceed current estimates. We expect to continue to incur significant losses into the foreseeable future. We recognize that if the effectiveness of our business plan is not forthcoming, we will not be able to continue business operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

As a growing company, we have yet to achieve a profit and may not achieve a profit in the near future, if at all.

We have not yet produced any significant revenues or profits and may not in the near future, if at all. Further, many of our competitors have a significantly larger industry presence and revenue stream and may have already achieved profitability. Our ability to continue as a going concern is dependent upon raising capital from financing transactions, increasing revenue and keeping operating expenses below our revenue levels in order to achieve positive cash flows, none of which can be assured.

Risks Related to Our Business and Industry

Our growth may not be sustainable and depends on our ability to attract new customers, retain revenue from existing customers and increase sales to both new and existing customers.

We operate a direct and syndication funding platform to serve small and medium-sized businesses (“SMBs”) in need of liquidity to fulfill their financial responsibilities. Through our direct sales, marketing, underwriting and operational platform and with our syndication partners, we provide funding solutions for customers. We originate and provide financing to businesses primarily through a merchant cash advance (“MCA”) product offering. Under an MCA, businesses receive funds in exchange for a portion of the business’s future receivables at an agreed upon discount and repayment term. The majority of our portfolio will be invested in the MCA business.

We also plan to engage in various real estate holdings that can provide durable, predictable cash flow. Our effort in identifying prospective target properties will be limited to the United States. To date, we have no real estate portfolio, and we have not selected any target property. These investments may include development or redevelopment projects, repositioning of an asset and could include making physical improvements to a property that will allow for higher returns.

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We have and may continue to experience customer turnover as a result of our focus on SMBs, which are more susceptible than larger businesses to changes in general economic conditions and other risks affecting their businesses. Many of these SMBs are in the entrepreneurial stage of their development and there is no guarantee that their businesses will succeed. Such customers may be particularly susceptible to uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, exchange rate fluctuations, and increases of interest rates.

We may also fail to attract new customers, retain revenue from existing customers or increase sales to both new and existing customers as a result of a number of other factors, including:

•	reductions in our current or potential customers’ spending levels;
•	a decrease in SMB spending, including due to a deteriorating macroeconomic environment;
•	competitive factors affecting the markets for our financial products, including the introduction or innovation of competing financial products and other strategies that may be implemented by our competitors;
•	global political, economic, social and environmental risks that may impact our operations or our customers’ operations and/or decrease consumer spending, including pandemics and other global health crises, natural disasters, acts or threats of war or terrorism and other general security concerns such as the Russian invasion of Ukraine and the Israel-Hamas war;
•	our ability to execute on our financial solutions roadmap, growth strategy and operating plans;
•	our ability to successfully sell and transition new and existing customers to our financial solutions;
•	our ability to meet the demands and requirements of larger customers;
•	a decline in the market share of SMBs relative to large enterprises;
•	a decline in our SMBs’ level of satisfaction with our financial solutions;
•	changes in our relationships with third parties, including syndicate brokers, underwriters, brokers, real estate professionals and others;
•	the timeliness and success of new financial solutions and services we may offer in the future;
•	customer perceptions of business in the context of our growth and in the context of acquisitions we complete;
•	our brand recognition;
•	concerns relating to actual or perceived privacy or security breaches;
•	the frequency and severity of any system outages;
•	terminations of relationships with certain customers or partners for unacceptable business practices, contract breaches or because required by law;
•	technological changes or problems; and
•	our focus on long-term value over short-term results, meaning that we may make strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long-term.

Due to these factors and the continued evolution of our business, our historical revenue growth rate and operating margin may not be indicative of future performance.

We are subject to risks relating to the availability of capital to fund SMB customers, the ability of our customers to generate sales to remit receivables, general macroeconomic conditions, legal and regulatory risks and the risk of fraud.

We offer MCAs and other financial solutions for SMBs. This program provides cash advances to eligible small businesses and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, among other things. Such merchant cash advance programs are subject to risks. We are dependent on certain third-party partners to operationalize merchant cash advances. Further, if we cannot source capital to fund the advances for our customers, we might have to reduce the availability of this service, or cease offering it altogether.

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A decline in macroeconomic conditions could lead to a decrease in the number of our customers eligible for an advance, and/or increase the risk of fraud or non-payment. If more of our customers cease operations, experience a decline in sales, or engage in fraudulent behavior, including subverting our underwriting processes, it would make it more difficult for us to obtain the receivables we have purchased via merchant cash advances or to obtain repayment of merchant cash advances we have made. In addition, if we fail to correctly predict the likelihood of timely repayment of merchant cash advances, our business may be materially and adversely affected. Merchant cash advances are generally unsecured obligations, and they are not guaranteed or insured in any way. If we are unable to properly manage the risks of offering merchant cash advances to customers, our business may be materially and adversely affected.

Loss rates on merchant cash advances may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer and business confidence, commercial real estate values, the value of the U.S. dollar, energy prices, changes in consumer and business spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. While we believe that our underwriting process is designed to establish that our customers will be a reasonable credit risk, our merchant cash advances to SMB’s may nevertheless be expected to have a higher default rate than advances made to customers with more established operating and financial histories.

We intend to continue to explore other financial solutions, models, structures and markets to advance cash or capital to our merchants. Some of those models, structures or markets may require, or be deemed to require, additional procedures, partnerships, licenses, regulatory approvals or capabilities. Should we fail to expand and evolve in this manner, or should these new products, models, structures, markets or new regulations or interpretations of existing regulations, impose requirements on us that are impractical or that we cannot satisfy, the future growth and success of our merchant cash advance program may be materially and adversely affected.

Merchant cash advance businesses may be unable to collect cash advance income on the cash advances made to customers.

Our debtors will rely on unaffiliated banks and service providers for the Automated Clearing House (“ACH”) transaction process used to disburse the proceeds of newly originated advances to its customers and to automatically collect scheduled payments on the advances. Because merchant cash advance businesses are not a bank, they do not have the ability to directly access the ACH payment network and must therefore rely on an FDIC-insured depository institution to process the transactions, including daily payments. Although merchant cash advance businesses build redundancies between these banks and service providers, if they cannot continue to obtain such services from its then-current institutions or elsewhere, or if merchant cash advance businesses cannot transition to another processor quickly, their ability to process payments will suffer. If the merchant cash advance businesses fail to adequately collect cash advance income as a result of the loss of direct debiting or otherwise, then payments to those merchant cash advance businesses may be delayed or reduced and its revenue and operating results will be harmed. This will have a direct impact on our own ability to retrieve advances made to merchant cash advance businesses.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our growth strategy, which, in turn, is dependent upon a number of factors, including our ability to:

•	build on our success in financial solutions, such as our merchant cash advance (or similar) offerings;
•	accelerate expansion by introducing new financial solutions to our product portfolio;
•	continue to establish a footing in the real estate markets; and
•	selectively pursue and integrate strategic and value-enhancing acquisitions.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current revenue and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

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The merchant cash advance industry is not currently pervasively regulated, however, future regulations or in the way future regulations are applied to the merchant cash advance industry could adversely affect our business.

MCA regulation is generally not as stringent as small business loan regulation, but regulations do exist. There have been enactments in New York and California and discussions in several other states to implement regulations on the industry. State usury laws may not apply against merchant cash advance providers, but New York and California, for example, have state laws requiring merchant cash advance providers and other nonbank lenders to provide disclosures similar to those required under the Truth in Lending Act. These laws were enacted in order to create more transparency for small business borrowers surrounding their application for credit from non-conventional banking institutes.

There are also federal laws that apply to the industry. The Federal Trade Commission (“FTC”), for example, has the authority to sue merchant cash advance providers that engage in deceptive or predatory lending practices. Any merchant cash advance provider that engages in unfair or deceptive trade practices can be subjected to compensatory damages, civil penalties, and a permanent injunction from marketing, selling, or collecting merchant cash advances.

The Gramm-Leach-Bliley Act (“GLBA”) has provisions that prohibit creditors from making false statements to obtain a customer’s bank account information. These laws apply to merchant cash advance providers.

Section 1071 of the Dodd-Frank Wall Street Reform and Consumer Protection Act requires covered financial institutions, including merchant cash advance providers, to collect and report to the Consumer Financial Protection Bureau (“CFPB”) data on small business applications for credit. The rules generally require financial institutions that originate at least 100 small business credit transactions annually to collect and report loan application, origination, and pricing information, as well as certain applicant/borrower demographic information, in a “small business lending application register.” For purposes of the rules, a small business is one with no more than $5 million of gross revenues in its most recent fiscal year.

We cannot predict whether there will be any regulations adopted either by the federal government or individual state governments with respect to the merchant cash advance industry. If any such regulations are adopted and implemented, such regulations could place restrictions on the industry that could adversely affect our business. The adoption of laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to the industry could adversely affect our ability to continue to operate our business. Additionally, any such regulations could make it more difficult for us to collect payments on merchant cash advances by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions and lawsuits, which could have a material adverse effect on our business and financial condition.

A proceeding relating to one or more allegations or findings of violations of any such laws or regulations could result in modifications in our methods of doing business that could impair our ability to collect payments on our merchant cash advances to customers or could require us to pay damages and/or cancel the balance or other amounts owing under merchant cash advance contracts associated with any such violations. We cannot assure you that such claims will not be asserted against us. To the extent it is determined that the merchant cash advances that have made to our customers were not originated in accordance with any and all applicable laws or regulations, our results of operations could be materially adversely affected.

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Determination by a legislative or judicial body that a cash advance is a loan, rather than a sale, will adversely affect the merchant cash advance business and Company's business.

Currently, the merchant cash advance business structures its cash advances as sales, rather than loans. This allows merchant cash advance businesses to avoid applying for and complying with a commercial lending license. Additionally, state usury laws are often, if not always, inapplicable. However, if a legislative or judicial body determines that the merchant cash advances are loans or should be treated as loans, the merchant cash advance business could be found to be in violation of state and federal lending regulations. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damage to the merchant cash advance business reputation, which could have a material adverse effect on its business and financial condition.

A proceeding relating to one or more allegations or findings of the merchant cash advance business violation of such laws could result in modifications in its methods of doing business or could impair its ability to collect cash advance income or could result in the requirement that merchant cash advance businesses pay damages and/or cancel the balance of cash advance income associated with such violation. The Company cannot assure you that such claims will not be asserted against merchant cash advance businesses in the future.

Many of our specialty finance investment transactions involve borrowers about which little, if any, information is publicly available, which may impair our ability to identify borrowers able to repay our advances and adversely affect the price of our publicly traded securities.

In pursuing our business, we often interact with privately held companies about which very little public information exists. As a result, we are often required to make our investment decision on the basis of limited information, nearly all of which is obtained from the business itself, which may result in our consummating an investment with a borrower that is not as solvent or profitable as we suspected, if at all. These risks could affect our results of operations and, ultimately, the trading price of our securities.

Failure to continue to innovate and respond to evolving technological changes may reduce demand for cash advances.

The cash advance industry is characterized by rapidly evolving technology and frequent product introductions. Merchant cash advance businesses rely on technology to make its platform available to customers, determine the creditworthiness of cash advance applicants, and service the cash advances it makes to customers. In addition, merchant cash advance businesses may increasingly rely on technological innovation as it introduces new products, expands its current products into new markets, and continues to streamline the cash advance process. The process of developing new technologies and products is complex and if merchant cash advance businesses are unable to successfully innovate and deliver a superior customer experience, customers' demand for the merchant cash advances may decrease and the merchant cash advance business and ultimately our growth and operations may be harmed.

Due diligence in merchant cash advance transactions is not as stringent as that of traditional loans, which presents a greater risk of fraud and inaccurate valuations.

The required information to be provided by a merchant for a merchant cash advance is less stringent and differs from that provided for traditional capital advances and loans from institutional lenders, giving rise to numerous risks. These risks include, but are not limited to, a funder receiving fraudulent or inaccurate financial data from a merchant, entering into a transaction with a merchant who has historical and/or current credit related issues, and facing market shifts which may outdate the market research a funder uses to create its approval methodology. Although the Uniform Commercial Code governs merchant cash advance transactions as commercial transactions and provides for certain legal protections, the lack of collateral required in merchant cash advance transactions presents a risk of total and unrecoverable loss.

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Our growth strategy involves building on our success in financial solutions, which may present risks and challenges that we have not yet experienced.

Our financial solutions, such as our merchant cash advance (or similar) offerings, continue to become an increasingly important part of our business. We also intend to engage in strategic investments in the real estate markets. Our strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and people. The availability of our financial solutions requires us to comply with different and evolving laws governing financial services, as well as the collection, storage and use of information and data, including personal data. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our expansion.

Development of new financial solutions incorporating technology is a complex process and subject to numerous uncertainties. Our success in developing such solutions will depend in part on our ability to develop them in a manner that keeps pace with continuing changes in technology, evolving industry standards, new financial solution and product introductions by competitors, changing client preferences and requirements and the interoperability of such solutions with our platform, including the platforms of companies we acquire, and third-party developed portions thereof.

In addition, we face competition from established financial solutions providers offering existing and proven financial solutions. These financial solutions providers and their financial product offerings benefit from a long history of market acceptance and familiarity as compared to our financial solutions. Potential customers for our financial solutions may be reluctant to adopt our solutions over existing solutions for a variety of reasons, such as transition costs, business disruption, or loss of functionality to which they are accustomed. Customers may also consider our solutions as inferior to similar solutions offered by our competitors. Finally, the marketability of our financial solutions we offer could be significantly affected by changes in economic or market conditions or by the adoption of new technologies and solutions. There can be no assurance that our customers will adopt our financial solutions over other competing solutions.

If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if the solutions we offer do not appeal to our customers, reliably function as designed, or maintain the privacy and security of customer data, we may experience a loss of customer confidence or lost revenue, which could adversely affect our reputation and results of operations.

The markets in which we participate are highly competitive. We may not be able to compete successfully against current and future competitors.

We face competition in various aspects of our business, and we expect such competition to intensify in the future as existing and new competitors introduce new financial solutions or enhance existing solutions. We compete against companies and financial institutions across the retail banking, financial services, consumer technology and financial technology services industries, as well as other nonbank lenders serving credit-challenged consumers, including online marketplace lenders, check cashers, point-of-sale lenders and payday lenders. We may compete with others in the market who may in the future provide offerings similar to ours, particularly companies who may provide money management, lending and other services.

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We have competitors with longer operating histories, larger customer bases, greater brand recognition, greater experience and more extensive commercial relationships in certain jurisdictions, and greater financial, technical, marketing and other resources than we do. Our potential new or existing competitors may be able to develop financial products and services better received by customers or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or customer requirements. In addition, some of our larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies or terms of service and offer more attractive sales terms or customer promotions, which could cause us to lose potential sales or to sell our financial solutions at lower prices. In addition, there are a number of companies that are not currently direct competitors but that could in the future shift their focus on our industries and offer competing products and services. There is also a risk that certain of our current customers and business partners could terminate their relationships with us and use the insights they have gained from partnering with us to introduce their own competing financial products and services. As our business evolves, the competitive pressure to innovate will encompass a wider range of financial products and services. There can be no assurance that our efforts to require new and existing customers to adopt our financial solutions will be successful and we may lose certain customers, and our operating results may be adversely affected if we are not successful in our efforts.

The impact of worldwide economic conditions such as inflation and changes in interest rates, including the resulting effect on the operations of and spending by SMBs and on consumer spending, may adversely affect our business, operating results and financial condition.

Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation and increases in interest rates, have adversely affected in the past and may in the future adversely affect consumer spending, consumer debt levels and payment card usage, and as a result, have adversely affected in the past and may in the future adversely affect our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our financial solutions. Many of the customers that use our financial solutions are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic and geopolitical uncertainties, including the Israel-Hamas war and Russia's invasion of Ukraine may further amplify such risks.

Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business.

Our business could be harmed if we fail to manage our growth effectively and efficiently.

The growth we have experienced in our business places significant demands on our operational infrastructure. The scalability and flexibility of our financial solutions depends on the functionality of our technology and network infrastructure and its ability to handle increased demand. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of financial offerings.

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To support our growth, we expect to make sales and marketing expenditures to increase sales of our financial products and increase awareness of our brand. A significant portion of our investments in our sales and marketing and research and development activities will precede the benefits from such investments, and we cannot be sure that we will receive an adequate return on our investments.

Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business with no assurance that our revenues will continue to grow. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures, and we may not be able to do so effectively. Furthermore, some members of our management do not have significant experience managing a large business operation, so our management may not be able to manage such growth effectively. In managing our growing operations, we are also subject to the risks of over-hiring and/or overcompensating our employees and over-expanding our operating infrastructure. As a result, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses.

As a result of our growth, some of our employees have been with us for a short period of time, and many have joined in a remote work environment. As we continue to grow, we must effectively integrate, develop and motivate employees. We may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to recruit and retain personnel, to continue to perform at current levels or to execute on our business strategy effectively and efficiently.

Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive position may be harmed.

We believe that maintaining, promoting and enhancing the Favo Capital brand is critical to expanding our business. Maintaining and enhancing our brand will depend largely on our ability to provide high-quality, well-designed, useful, reliable and innovative financial solutions, which we may not do successfully.

Errors, defects, data breaches, disruptions, outages or other performance problems with our technology or related services, including with third-party applications, may harm our reputation and brand. We may introduce new financial solutions or terms of service that SMBs do not like, which may negatively affect our brand. Additionally, if our customers have a negative experience using our financial solutions, such an experience may affect our brand, especially as we try and gain market acceptance.

Any unfavorable media coverage or negative publicity about our industry or our company, including, for example, publicity relating to our financial products, our privacy and security practices, our product changes, our financial reporting, pending or threatened litigation, regulatory activity, or the actions of our partners or our customers, could seriously harm our reputation, even if inaccurate or misleading. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customers and result in decreased revenue, which could seriously harm our business.

We believe that the importance of brand recognition will increase as competition in our market increases. In addition to our ability to provide reliable and useful solutions at competitive prices, successful promotion of our brand will depend on the effectiveness of our marketing efforts. The success of our brand promotion efforts is partly dependent on our visibility on third-party advertising platforms and changes in the way these platforms operate or changes in their terms or data use practices could make marketing and promotion of our platform and brand more expensive and difficult. Our efforts to market our brand have involved significant expenses. Our marketing spend may not yield increased revenue, and even if it does, any increased revenue may not offset the expenses we incur in building and maintaining our brand.

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Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that the growth of our business will continue to depend on third-party relationships, including strategic partnerships and relationships with our service providers and suppliers, including syndicate brokers, underwriters, brokers, real estate professionals and other partners. In addition to growing our third-party partner ecosystem, we have entered into agreements with, and intend to pursue additional relationships with, other third parties, such as technology and content providers. Some of the third parties that sell our services have direct contractual relationships with our customers, and in these circumstances, we risk the loss of such customers if those third parties fail to perform their contractual obligations, including in the event of any such third party’s business failure. These third-party providers may choose to terminate their relationship with us or to make material changes to their businesses, products or services in a manner that is adverse to us.

Security breaches, denial of service attacks, or other hacking and phishing attacks on our systems or other security breaches, including internal security failures, could harm our reputation or subject us to significant liability, and adversely affect our business and financial results.

We operate in an industry that is prone to cyberattacks. Failure to prevent or mitigate security breaches and improper access to or disclosure of our data, customer data, or the data of their consumers, could result in the loss or misuse of such data, which could harm our business and reputation. The security measures we have integrated into our internal networks and platforms are designed to prevent or minimize security breaches but may not function as expected or may not be sufficient to protect our internal networks and platforms against certain attacks. In addition, incidents can originate on our partners' websites or systems, which can then be leveraged to access our website or systems, further preventing our ability to successfully identify and mitigate an attack. Threat actors are rapidly evolving the techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our networks. While we have established cyberattack remediation plans to guide us in triaging and responding to such attacks, there can be no assurance that the measures set forth under such plan will be adequate in all circumstances nor that they will be effective in mitigating, or allowing us to recover from, the effects of such attacks. While we do not yet have insurance coverage and while we plan to obtain coverage in the near future, any coverage we acquire may be insufficient to compensate us for all liabilities that we may incur.

Our customers’ storage and use of data to operate their businesses and deliver services to their consumers is essential to their use of our platform, which stores, transmits and processes our customers’ proprietary information and personal information relating to them, their employees and their consumers. If a security breach were to occur, as a result of third-party action, employee error, breakdown of our internal security processes and procedures, malfeasance or otherwise, and the confidentiality, integrity or availability of our customers’ data were disrupted, we could incur significant liability to our customers, to partners and to individuals whose information was being stored by our customers, and our platform may be perceived as less desirable, which could negatively affect our business and damage our reputation.

Our platform and third-party applications available on, or that interface with, our platform have been and, in the future, may be subject to distributed denial of service attacks (“DDoS”), a technique used by hackers to take an internet service offline by overloading its services. Since techniques used to deliver DDoS attacks are evolving, we may be unable to implement adequate preventative measures or stop DDoS attacks or security breaches while they are occurring. We cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. In addition, computer malware, viruses, ransomware, extortion, and hacking and phishing attacks or social engineering incidents by third parties are prevalent in our industry. We have experienced such attacks and security incidents in the past and may experience them in the future. For example, in Fiscal 2024 we were the target of frequent phishing and distributed DDoS attempts. Any actual or perceived DDoS attack or security breach could damage our reputation and brand, expose us to a risk of litigation and possible liability and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the DDoS attack or security breach.

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Moreover, our platform and third-party applications available on, or that interface with, our platform could be breached if vulnerabilities in our platform or third-party applications are exploited by unauthorized third parties or due to employee error, breakdown of our internal security processes and procedures, malfeasance, or otherwise. If these third parties fail to adhere to adequate data security practices, or in the event of a breach of their networks, our own and our customers' data may be improperly accessed, used or disclosed. Further, threat actors may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information or otherwise compromise the security of our internal networks, electronic systems and/or physical facilities in order to gain access to our data or our customers’ data. As a result of our increased visibility, the size of our customer base, and the increasing amount of confidential information we process, we believe that we are increasingly a target for such breaches and attacks. This threat may intensify in the event of retaliatory cyberattacks stemming from geopolitical events such as Russia's invasion of Ukraine. In addition to our own platform and applications, some of the third parties we work with may receive information provided by us, by our customers, or by our customers’ consumers through web or mobile applications. If these third parties fail to adhere to adequate data security practices, or in the event of a breach of their networks, our own and our customers’ data may be improperly accessed, used or disclosed.

Some jurisdictions have enacted laws requiring companies to notify individuals and authorities of data security breaches involving certain types of personal or other data and our agreements with certain customers and partners require us to notify them in the event of a security incident. Similarly, if our suppliers experience data breaches and do not notify us or honor their notification obligations to authorities or users, we could be held liable for the breach. We may not be in a position to assess whether a data breach at one of our suppliers would trigger an obligation or liability on our part. Such mandatory disclosures are costly, could lead to negative publicity, and may cause our customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain revenue from existing customers or attract new ones. Similarly, if a high-profile security breach occurs with respect to a retailer or eCommerce platform, customers may lose trust in eCommerce more generally, which could adversely impact our customers’ businesses. Any of these events could harm our reputation or subject us to significant liability, and materially and adversely affect our business and financial results.

System failures, interruptions, delays in service, catastrophic events, inadequate infrastructure and resulting interruptions in the availability or functionality of our platform could harm our reputation or subject us to significant liability and adversely affect our business and financial results.

Our brand, reputation and ability to attract, retain and serve our customers are also dependent upon the reliable performance of our platform, including our underlying technical infrastructure. Our platform is mission critical for our customers who rely on it to manage their businesses, and the data collected in connection therewith, including transaction records, information about inventory and customers and other important business information and data. Our systems, those of our third- service providers may experience service interruptions, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, cyberattacks or disruptions, computer viruses, ransomware, malware or other events. Our systems are also subject to break-ins, sabotage, and acts of vandalism.

Interruptions or other issues in the proper functioning of or upgrades to our information technology systems could cause disruption to our operations.

Our information technology systems require periodic modifications, upgrades, and replacement that subject us to costs and risks, including potential disruption to our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel or outside firms to implement and operate existing or new systems, diversion of management’s attention from other aspects of our business, and other risks and costs of delays or difficulties in transitioning to new or modified information technology systems or of integrating new or modified information technology systems into our current technical infrastructure.

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We are continually improving and upgrading our information technology systems, including systems of the companies we have acquired, which acquired systems we have integrated to varying degrees. Implementation of new information technology systems is complex, expensive, and time-consuming. If we fail to timely and successfully implement new information technology systems, or improvements or upgrades to existing or integrated information technology systems, or if such information technology systems do not operate as intended, this could have an adverse impact on our business, internal controls (including internal controls over financial reporting), results of operations and financial condition.

We heavily rely on our information technology systems to manage our various business operations and regulatory compliance. Our technical infrastructure has in the past and may in the future be subject to damage or interruption from a variety of sources, including power outages, computer and telecommunications failures, fraud, computer viruses, cybersecurity breaches, vandalism, severe weather conditions, catastrophic events, military or political conflicts, terrorism, and human error. If our information technology systems are damaged, fail to function properly, or otherwise become compromised or unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, results of operations and financial condition.

We store personal and other information of our partners, our customers and their consumers and our employees. If the security of this information is compromised or is otherwise accessed without authorization or is perceived to be compromised or accessed without authorization, our reputation may be harmed, and we may be exposed to liability and loss of business.

We store personal information and other confidential information of our partners and our customers and may also store credit card information of our customers. We also collect and maintain personal information of our employees. We do not regularly monitor or review the content that our customers upload and store, or the information provided to us through the applications integrated with our platform, and, therefore, we do not control the substance of the content hosted within our platform, which may include personal information. Additionally, we use third-party service providers and sub processors to help us deliver services to customers and their consumers. These service providers and sub processors may store personal information, credit card information and/or other confidential information.

We have in the past experienced and may in the future experience successful attempts by third parties to obtain unauthorized access to the personal information of our partners, our customers and our customers’ consumers, and events or situations as a result of which this information was or could be exposed through human error, malfeasance or otherwise. The unauthorized or inadvertent release or access, or other compromise of this information could have a material adverse effect on our business, financial condition and results of operations. Even if such a data breach were to affect one or more of our competitors or our customers’ competitors, rather than us, the resulting consumer concern could negatively affect our customers and/or our business.

We are also subject to federal, state, provincial and foreign laws regarding cybersecurity and the protection of data. The regulatory framework in Canada, the United States, Europe and many other jurisdictions in respect of privacy issues is constantly evolving and is likely to remain uncertain for the foreseeable future. Numerous laws and regulations, including Canada's Personal Information Protection and Electronic Documents Act, Québec's Law 25, the European Union's General Data Protection Regulation (“GDPR”), the UK's General Data Protection Regulation, the California Consumer Privacy Act as modified by the California Consumer Privacy Rights Act, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Rights Act, and the Utah Consumer Privacy Act, have detailed requirements concerning the collection, use, disclosure, transfer, safeguarding, and retention of personal data and grant individuals certain rights related to their personal data.

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Similar U.S. state laws will be going into effect in 2024, while others have been proposed in additional U.S. states and at the federal level, reflecting a trend toward more stringent privacy legislation in the U.S. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. Restrictions imposed by such laws may also impair our merchant's ability to sell or market their products or adversely impact our product development efforts, which could affect our operating results.

In addition to the foregoing, a breach of cybersecurity and data protection laws could result in regulatory investigations, reputational damage, orders to cease or change our data processing, enforcement notices, and / or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

The interpretation and application of the above laws are often uncertain and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require us to make changes to our platform. Additionally, laws in some jurisdictions, as well as our contracts with certain customers, require us to use industry-standard or reasonable measures to safeguard personal information or confidential information, and thereby mitigate the risk of a security incident. These laws and contractual obligations, which tend to focus on individuals’ financial and payment related information, are increasingly relevant to us, as we have started to process more information from our customers’ consumers through our platform.

Our failure to comply with legal or contractual requirements around the security of personal information could lead to significant fines and penalties imposed by regulators, as well as claims by our partners, our customers and their consumers, our employees or other relevant stakeholders. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, diversion of management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our solutions.

Significant increases in the cost or decreases in the availability of the insurance we maintain could adversely impact our financial condition.

To protect the Company against various potential liabilities, we maintain a variety of insurance programs, including key man insurance, workers’ compensation and omissions and error insurance. We may reevaluate and change the types and levels of insurance coverage that we purchase. We are self-insured when insurance is not available or not available at reasonable premiums. We are currently looking into acquiring general liability insurance, and cyber security insurance  . There are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime, certain wage and hour and other employment-related claims, including class actions, actions based on certain customer protection laws, and some natural and other disasters or similar events. If we incur such losses and they are material, our business could suffer. Risks associated with insurance plans include:

•	Insurance costs could increase significantly, or the availability of insurance may decrease, either of which could adversely impact our financial condition;
•	Deductible or retention amounts could increase, or our coverage could be reduced in the future and to the extent losses occur, there could be an adverse effect on our financial results depending on the nature of the loss and the level of insurance coverage we maintained;
•	Insurance may not be available to us at an economically reasonable cost, or our insurance may not adequately cover our liability in connection with claims brought against us; and
•	As our business inherently exposes us to claims, we may become subject to claims for which we are not adequately insured. Unanticipated payment of a large claim may have a material adverse effect on our business.

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Because we are a “Smaller Reporting Company,” we may take advantage of certain scaled disclosures available to us, resulting in holders of our securities receiving less company information than they would receive from a public company that is not a Smaller Reporting Company.

We are a “smaller reporting company” as defined in the Exchange Act. As a smaller reporting company, we may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. To the extent we take advantage of any reduced disclosure obligations, it may make it harder for investors to analyze the Company’s results of operations and financial prospectus in comparison with other public companies.

Risks Related to Acquisitions

We have in the past made, and in the future may make, acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position.

Pursuing strategic and value-enhancing acquisitions or investment opportunities is one of our key growth strategies and has been an important contributor to our past growth. We may also in the future evaluate potential divestitures to align with our growth strategy. Any transactions that we enter into could be material to our financial condition and results of operations. Acquisitions and integrations or divestitures could create unforeseen operating difficulties and expenditures, whether or not such transactions are ultimately completed. Acquisitions, divestitures, and investments involve a number of risks, such as:

•	diversion of management time and focus from operating our business;
•	use of resources that are needed in other areas of our business;
•	in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;
•	in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company;
•	in the case of an acquisition, coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company and difficulty converting the customers of the acquired company onto our systems, platforms and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;
•	in the case of an acquisition, difficulty integrating, supporting or enhancing acquired product lines or services, including difficulty in transitioning acquired solutions developed with different source code architectures to our integrated platforms, difficulty in supporting feature development across our full suite of house-built and acquired solutions and strain on resources from marketing and supporting multiple platforms prior to integration;
•	in the case of an acquisition, retention and integration of employees from the acquired company, and preservation of our corporate culture;
•	in the case of an acquisition, reliance on certain existing executive teams of acquired companies in new industries;
•	in the case of an acquisition or divestiture, difficulty delivering on our product strategy, including building a platform that enables us to drive value across our full ecosystem of merchants, suppliers and consumers;
•	unforeseen costs or liabilities;
•	adverse effects to our existing business relationships with partners and customers as a result of the acquisition, investment or divestiture;
•	the possibility of adverse tax consequences;

•	in the case of an acquisition or divestiture, we may not be able to secure required regulatory approvals or otherwise satisfy closing conditions for a proposed transaction in a timely manner, or at all;

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•	fluctuations in the value of our investments, impairment to the value of our investments, or the failure to realize a return on such investments;
•	regulatory risks, litigation or other claims inherited from or arising in connection with the acquired company, investment or divestiture;
•	in the case of a divestiture, unforeseen loss of institutional knowledge, resources, know-how, or other assets;
•	in the case of a divestiture, potential contractual obligations may trigger, such as change of control obligations, which may negatively impact our ability to execute on such divestiture, our business, our financial condition, or our operating results; and
•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect our share price, or result in issuances of securities with superior rights and preferences to the subordinate voting shares or the incurrence of debt with restrictive covenants that limit our future uses of capital in pursuit of business opportunities. Divestitures may also not be well-received by the market, which could adversely affect our share price.

We may not be able to identify acquisition or investment opportunities that meet our strategic objectives, or to the extent that such opportunities are identified, we may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to us. In addition, the acquisitions and investments that we consummate may fail to achieve our strategic objectives, in which case we may shut down, divest, or otherwise exit the acquired business or investment, which could harm our reputation and adversely affect our financial position and results of operations.

Businesses we acquire may not have disclosure controls and procedures and internal controls over financial reporting, cybersecurity controls and data privacy compliance programs, or their existing controls and programs may be weaker than or otherwise not in conformity with ours.

Upon consummating an acquisition, we seek to implement our disclosure controls and procedures, our internal controls over financial reporting as well as procedures relating to cybersecurity and compliance with data privacy laws and regulations at the acquired company as promptly as possible. Depending upon the nature and scale of the business acquired, the implementation of our disclosure controls and procedures as well as the implementation of our internal controls over financial reporting at an acquired company may be a lengthy process and may divert our attention from other business operations. Our integration efforts may periodically expose deficiencies or suspected deficiencies in the controls, procedures and programs of an acquired company that were not identified in our due diligence undertaken prior to consummating the acquisition. Where there exists a risk of deficiencies in controls, procedures or programs, we may not be in a position to comply with our obligations under applicable laws, regulations, rules and listing standards or we may be required to avail ourselves of scope limitations with respect to certifications required thereunder, and, as a result, our business and financial condition may be materially harmed.

We may consider potential business or asset acquisitions in different industries, and stockholders may have no basis at this time to ascertain the merits or risks of any business or asset that we may ultimately operate or acquire.

Our business strategy contemplates the potential acquisition of one or more additional operating businesses or other assets that we believe will provide better returns on equity than our previous businesses and/or enhance the returns achieved from our current operating segments. There is no current basis for stockholders to evaluate the possible merits or risks of a target business or asset with which we may ultimately consummate a business combination, acquisition, or other investment. Although we will seek to evaluate the risks inherent in any particular business or acquisition opportunity, we cannot assure stockholders that all of the significant risks present in that opportunity will be properly assessed. Even if we properly assess those risks, some of them may be outside of our control or ability to assess. We may pursue business combinations, asset acquisitions, or investments that do not require stockholder approval and, in those instances, stockholders will most likely not be provided with an opportunity to evaluate the specific merits or risks of any such transaction before we become committed to the transaction(s).

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Resources will be expended in researching potential acquisitions and investments that might not be consummated.

The investigation of target businesses and assets and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments has required and will continue to require substantial management time and attention, in addition to costs for accountants, attorneys, and others engaged from time to time to assist management. If a decision is made not to complete a specific business combination, asset acquisition, or other investment, the costs incurred up to that point relating to the proposed transaction likely would not be recoverable and would be borne by us. Furthermore, even if an agreement is reached relating to a specific opportunity, we may fail to consummate the transaction for any number of reasons, including those beyond our control.

Subsequent to an acquisition or business combination, we may be required to take write-downs or write-offs, incur restructuring costs, and incur impairment or other charges that could have a significant negative effect on our financial condition, results of operations, and share price, which could cause stockholders to lose some or all of their investments.

Even if we conduct extensive due diligence on a target business with which we combine or an asset which we acquire, we cannot assure stockholders that this diligence will identify all material issues that may be present with respect to a particular target business or asset, that it would be possible to uncover all material issues through a customary and reasonable amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and therefore will not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or associated with a target asset, or by virtue of our obtaining debt financing in connection with our future operations. Accordingly, stockholders could suffer a significant reduction in the value of their shares.

Risks Related to Real Estate

We currently do not have a real estate portfolio, and we do not have any specific target properties for acquisition and sale.

Our effort in identifying prospective target properties will only be limited to the United States. To date, we have not selected any target property. To the extent that we acquire a property characterized by a high level of risk, we may be affected by the currently unascertainable risks. Our Management anticipates that target properties will be brought to our attention from various unaffiliated sources who may present solicited or unsolicited proposals. Our Management may also bring to our attention target properties. While we do not presently anticipate engaging the services of professional firms that specialize in finding available real estate on any formal basis, we may engage these firms in the future, in which event we may pay a finder's fee or other compensation in connection with an acquisition. In no event, however, will we pay Management any finder's fee or other compensation for services rendered to us prior to or in connection with the consummation of an acquisition.

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Management will have broad flexibility in identifying and selecting a prospective target. In evaluating a prospective property, our Management will consider, among other factors, the following:

•	financial condition of the property;
•	growth potential;
•	experience and skill of Management and availability of additional personnel;
•	capital requirements;
•	competitive position;
•	degree of current or potential market acceptance of the services;
•	regulatory environment of the industry; and costs associated with owning and/or improving the real estate.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular property will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our Management consistent with our business objective. In evaluating a prospective acquisition, we will conduct a due diligence review which will encompass, among other things, inspection of the property, as well as review of financial and other information which will be made available to us. We will endeavor to structure an acquisition so as to achieve the most favorable tax treatment to us, our subsidiaries and our stockholders. However, there can be no assurance that the Internal Revenue Service or applicable state tax authorities will necessarily agree with the tax treatment of any acquisition we consummate.

Because we have not yet acquired any properties, we face all of the obstacles in entering a new business, including competition by those with greater resources than ours, a lack of revenues, expenses associated with a new business operation, regulatory hurdles and others.

We may engage in real estate transactions or other strategic opportunities that involve property types or structures with which we have less familiarity, thereby increasing our risk of loss.

We may decide to participate in real estate transactions and other strategic opportunities in which we have limited or no prior experience. When engaging in such transactions, we may not be successful in our due diligence and underwriting efforts. We may also be unsuccessful in preserving value if conditions deteriorate, and we may expose ourselves to unknown substantial risks. Furthermore, engaging in unfamiliar transactions may require additional management time and attention relative to transactions with which we are more familiar. All of these factors increase our risk of loss.

Risks Related to Our Management and Control Persons

We rely heavily on our management, and the loss of their services could adversely affect our business.

Our success is highly dependent upon a well-structured and diversely appointed Board of Directors, Officers and Directors. The loss of Key Personal within the organization could have a material adverse effect on the Company and its business operations.

The market for skilled employees is highly competitive, especially for employees in our industry. Although we expect that our planned compensation programs will be intended to attract and retain the employees required for us to be successful, there can be no assurance that we will be able to retain the services of all our key employees or a sufficient number to execute our plans, nor can there be any assurance we will be able to continue to attract new employees as required.

The holder of our Series C Preferred Stock possesses significant voting power with respect to our voting stock, which will limit your influence on corporate matters.

There are currently 18,750,00 shares of Series C Preferred Stock held by our Chief Executive Officer, Vincent Napolitano Additionally, FAVO Holdings, LLC also holds 30,040,149 shares of our common stock of which Vincent Napolitano has 65% of the vote.

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The certificate of designation, as amended, for the Series C Preferred Stock provides that the holders of each share of Series C Preferred Stock shall have the right to twenty-five (25) votes for each share of Series C Preferred Stock, and with respect to each vote of such votes, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of our common stock.

Currently, Mr. Napolitano, with his common stock and Series C Preferred Stock, has a majority of the total vote on all matters submitted to the stockholders (and written actions of stockholders in lieu of meetings) for their action and consideration, including the election of directors. As a result, he has the ability to significantly influence our management and affairs through the election and removal of our board of director and all other matters requiring stockholder approval, including any future merger, consolidation or sale of all or substantially all of our assets. This concentrated voting power could discourage others from initiating any potential merger, takeover or other change-of-control transaction that may otherwise be beneficial to our stockholders. Furthermore, this concentrated control will limit the practical effect of your influence over our business and affairs, through any stockholder vote or otherwise. Any of these effects could depress the price of our common stock. However, upon the filing of this S-1 Registration document and for the sale of the company’s common shares, the automatic conversion will be effectuated and implemented effective immediately and all outstanding shares of our Series C Preferred Stock will be converted into shares of our common stock prior to us effecting the proposed reverse split.

If we are unable to attract and retain qualified personnel, especially our design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to retain, attract and motivate qualified personnel, including our management, sales and marketing, finance, and especially our design and technical personnel. As the source of our technological and product innovations, our design and technical personnel represent a significant asset. Any inability to retain, attract or motivate such personnel could have a material adverse effect on our business and results of operations.

Provisions in the Nevada Revised Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Revised Statutes and our Bylaws as authorized by the Nevada Revised Statutes (“NRS”). Specifically, NRS 78.138 provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care.

In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial condition, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

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Our officers and directors have limited experience managing a public company.

Our officers and directors have limited experience managing a public company. Consequently, we may not be able to raise any funds or run our public company successfully. Our executive officer’s and director’s lack of experience of managing a public company could cause you to lose some or all of your investment.

Risks Related to Legal Uncertainty

Claims made against us from time to time can result in litigation that could distract management from our business activities and result in significant liability or damage to our brand.

As a company with expanding operations, we increasingly face the risk of litigation and other claims against us. We have no such claims at present. Litigation and other claims may arise in the ordinary course of our business and include employee claims, commercial disputes, landlord-tenant disputes, intellectual property issues, product-oriented allegations and slip and fall claims. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Litigation and other claims against us could result in unexpected expenses and liabilities, which could materially adversely affect our operations and our reputation.

In addition, the industries in which we operate, funding and real estate, are characterized by extensive litigation and, from time to time, we may become subject of various claims. Regardless of outcome, such claims are expensive to defend and divert management and operating personnel from other business issues. A successful claim or claims against us could result in payment of significant monetary damages and/or injunctive relief.

We may be classified as an inadvertent investment company if we acquire investment securities in excess of 40% of our total assets.

We are engaged in the business of being a diversified holding company engaged in significant finance and real estate activities while we continue to seek to acquire or establish other finance or operating businesses or assets. Our acquisition strategy focuses on evaluating acquisition targets that have reasonable growth prospects, and our management spends a significant portion of its time reviewing potential acquisitions, conducting due diligence, and seeking to negotiate transaction terms. From time to time, we may purchase investment securities as part of a deliberate strategy to obtain control of an operating business.

Under the Investment Company Act of 1940 (the “ICA”), a company may fall within the scope of being an “inadvertent investment company” under Section 3(a)(1)(C) of the ICA if the value of its investment securities (as defined in the ICA) is more than 40% of the company’s total assets on an unconsolidated basis (exclusive of government securities and cash and cash equivalents). We do not believe that we are engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in the business of investing, reinvesting, or trading in securities. However, we seek prudently to hold excess liquid resources in marketable securities to preserve resources needed to acquire operating businesses or assets and fund our finance and real estate activities.

The Board of Directors and management regularly monitor our status relative to the inadvertent investment company test under the ICA and believe that the Company is not currently an inadvertent investment company based on the assets test under Section 3(a)(1)(C) of the ICA.

If we were deemed to be an inadvertent investment company and determined to or were required to become a registered investment company, we would be subject to burdensome and costly compliance requirements and restrictions that would limit our activities, including limitations on our capital structure, additional corporate governance requirements, and other limitations on our ability to transact business as currently conducted. We do not believe that it would be practical or feasible for a company of our size, management, and financial resources to operate as a registered investment company. To avoid being deemed an inadvertent investment company or becoming a registered investment company, we may decide or be required to sell certain of our investments on disadvantageous terms, hold a greater proportion of our investments in marketable securities in U.S. government securities or cash equivalents that have a lower rate of return than other investment securities, or make other material modifications to our business operations and strategy, any or all of which could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

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We may be subject to tax and regulatory audits which could subject us to liabilities.

We are subject to tax and regulatory audits which could result in the imposition of liabilities that may or may not have been reserved. We are subject to audits by taxing and regulatory authorities with respect to certain of our income and operations. These audits can cover periods for several years prior to the date the audit is undertaken and could result in the imposition of liabilities, interest and penalties if our positions are not accepted by the auditing entity.

Changes in regulations or user concerns regarding privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

Federal, state, and international laws and regulations govern the collection, use, retention, disclosure, sharing and security of data that we receive from and about our users. The use of consumer data by online service providers is a topic of active interest among federal, state, and international regulatory bodies, and the regulatory environment is unsettled. Many states have passed laws requiring notification to users where there is a security breach for personal data, such as California’s Information Practices Act. We face similar risks in international markets where our products and services are offered. Any failure, or perceived failure, by us to comply with or make effective modifications to our policies, or to comply with any applicable federal, state, or international privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, a loss of user confidence, damage to our business and brand, and a loss of users, which could potentially have an adverse effect on our business.

In addition, various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data retention, data transfer and data protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our business, our brand or our reputation with users. For example, some countries are considering or have enacted laws mandating that user data regarding users in their country be maintained in their country. In addition, there currently is a data protection regulation applicable to member states of the European Union that includes operational and compliance requirements that are different than those currently in place and that also includes significant penalties for non-compliance.

The interpretation and application of privacy, data protection, data transfer and data retention laws and regulations are often uncertain and in flux in the United States and internationally. These laws may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices, complicating long-range business planning decisions. If privacy, data protection, data transfer or data retention laws are interpreted and applied in a manner that is inconsistent with our current policies and practices, we may be fined or ordered to change our business practices in a manner that adversely impacts our operating results. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business and operating results.

Nevada law and certain anti-takeover provisions of our corporate documents could entrench our management or delay or prevent a third party from acquiring us or a change in control even if it would benefit our shareholders.

Certain provisions of Nevada law may have an anti-takeover effect and may delay or prevent a tender offer or other acquisition transaction that a shareholder might consider to be in his or her best interest. The summary of the provisions of Nevada law set forth below does not purport to be complete and is qualified in its entirety by reference to Nevada law.

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The issuance of shares of preferred stock, the issuance of rights to purchase such shares, and the imposition of certain other adverse effects on any party contemplating a takeover could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock.

Under Nevada law, a director, in determining what he reasonably believes to be in or not opposed to the best interests of the corporation, does not need to consider only the interests of the corporation’s shareholders in any takeover matter but may also, in his discretion, may consider any of the following:

(i)	The interests of the corporation’s employees, suppliers, creditors and customers;

(ii)	The economy of the state and nation;

(iii)	The impact of any action upon the communities in or near which the corporation’s facilities or operations are located;

(iv)	The long-term interests of the corporation and its shareholders, including the possibility that those interests may be best served by the continued independence of the corporation; and

(v)	Any other factors relevant to promoting or preserving public or community interests.

Because our board of directors is not required to make any determination on matters affecting potential takeovers solely based on its judgment as to the best interests of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock. Our board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

We are required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain a smaller reporting company, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

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Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Deficiencies in disclosure controls and procedures and internal control over financial reporting could result in a material misstatement in our financial statements.

We could be adversely affected if there are deficiencies in our disclosure controls and procedures or in our internal controls over financial reporting. The design and effectiveness of our disclosure controls and procedures and our internal controls over financial reporting may not prevent all errors, misstatements or misrepresentations. Consistent with other entities in similar stages of development, we have a limited number of employees currently in the accounting group, limiting our ability to provide for segregation of duties and secondary review. A lack of resources in the accounting group could lead to material misstatements resulting from undetected errors occurring from an individual performing primarily all areas of accounting with limited secondary review. Deficiencies in internal controls over financial reporting which may occur could result in material misstatements of our results of operations, restatements of financial statements, other required remediations, a decline in the price of our common shares, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

There may be deficiencies with our internal controls that require that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions by the SEC.

We are exposed to potential risks from legislation requiring companies to evaluate internal controls under Section 404a of the Sarbanes-Oxley Act of 2002. As a smaller reporting company and emerging growth company, we will not be required to provide a report on the effectiveness of our internal controls over financial reporting until our second annual report, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are an emerging growth company or a smaller reporting company. We have not yet evaluated whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations. If we are not able to meet the requirements of Section 404a in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC.

We may be unable to protect our intellectual property from infringement by third parties, and the third parties may claim that we are infringing on their intellectual property, either of which could materially or adversely affect us.

We intend to rely on patent protection, trade secrets, technical know-how and continuing technological innovation to protect our intellectual property, and we expect to require any employees, consultants and advisors that we may hire or engage in the future to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting or advisory relationships. There can be no assurance, however, that these agreements will not be breached or that we will have adequate remedies for any such breach.

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Despite our efforts to protect our intellectual property, third parties may infringe or misappropriate our intellectual property or may develop intellectual property competitive with ours. Our competitors may independently develop similar technology or otherwise duplicate our financial products and services. As a result, we may have to litigate to enforce and protect our intellectual property rights to determine their scope, validity or enforceability. Intellectual property litigation is particularly expensive, time-consuming, diverts the attention of management and technical personnel and could result in substantial cost and uncertainty regarding our future viability. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection would limit our ability to produce and/or market our products and services in the future and would likely have an adverse effect on any revenues we may in the future be able to generate by the sale or license of such intellectual property.

We may be subject to costly litigation in the event our future services or technology infringe upon another party’s proprietary rights. Third parties may have, or may eventually be issued, patents that would be infringed by our technology. Any of these third parties could make a claim of infringement against us with respect to our technology. We may also be subject to claims by third parties for breach of copyright, trademark or license usage rights. Any such claims and any resulting litigation could subject us to significant liability for damages or injunctions precluding us from utilizing our technology or services or marketing or selling any products or services under the same. An adverse determination in any litigation of this type could require us to design around a third party’s patent, license alternative technology from another party or otherwise result in limitations in our ability to use the intellectual property subject to such claims.

We may be exposed to liabilities under the Foreign Corruption Practices Act and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to the Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Risks Related to Our Securities

We have the right to issue additional common stock and preferred stock without the consent of our stockholders, which would have the effect of diluting investors’ ownership and could decrease the value of their investment.

We have additional authorized, but unissued shares of our common stock that may be issued by us for any purpose without the consent or vote of our stockholders that would dilute stockholders’ percentage ownership of our company.

Our articles of incorporation authorize the issuance of shares of preferred stock and/or the conversion of existing outstanding preferred stock into common stock, the rights, preferences, designations and limitations of which may be set by the board of directors. Our articles of incorporation have authorized the issuance of up 500,000,000 shares of common stock and up to 100,000,000 shares of preferred stock in the discretion of our Board.

Any authorized but unissued preferred stock may be issued upon board of directors’ approval; no further stockholder action is required. If issued, the rights, preferences, designations and limitations of such preferred stock would be set by our Board and could operate to the disadvantage of the outstanding common stock. Such terms could include, among others, preferences as to dividends and distributions on liquidation.

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Our Series A Preferred Stock, our Series C Preferred Stock, and all of our existing and future indebtedness rank senior to our common stock in the event of a liquidation, winding up or dissolution of our business.

In the event of our liquidation, winding up or dissolution, our assets would be available to make payments to holders of all existing and future indebtedness, holders of the Series C Preferred Stock and the holders of the Series A Preferred Stock, before payments to holders of our common stock. In the event of our bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying amounts to the holders of our indebtedness and preferred stockholders, to pay anything to common stockholders. As of September 30, 2024, we had total consolidated liabilities of approximately $44.2 million, with 29,020,000 shares of Series A Preferred Stock outstanding, and with 18,750,000 shares of Series C Preferred Stock outstanding. Any liquidation, winding up or dissolution of our company or of any of our wholly or partially owned subsidiaries would have a material adverse effect on the holders of our common stock.

We do not expect to pay dividends on our common stock in the foreseeable future. Any return on investment may be limited to the value of our common stock.

Since inception, we have never declared a dividend on our common stock, and we do not intend to declare dividends on our common stock in the foreseeable future. The terms of our Series A Preferred stock provide an annual dividend of six percent (6%) of the Stated Value times the number of preferred shares held by such holder. Dividends on the Series A Preferred Stock is payable on a quarterly basis and may be payable, at our option, in cash or shares of our common stock, or a combination thereof.

Other than with respect to our Series A Preferred Stock, our board of directors declares dividends when, in its discretion, it determines that a dividend payment, as opposed to another use of cash, is in the best interests of the stockholders. Such decisions are based on the facts and circumstances then existing including, without limitation, our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. As a result, we cannot predict when, or whether, another dividend on our common stock will be declared in the future. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Risks Related to the Market for our Stock

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol “FAVO” on the OTCPink operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

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The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control.

Our stock price is subject to a number of factors, including:

•	Technological innovations or new products and services by us or our competitors;
•	Government regulation of our financial products and services;
•	The establishment of partnerships with other financial services companies;
•	Intellectual property disputes;
•	Additions or departures of key personnel;
•	Sales of our common stock;
•	Our ability to integrate operations, technology, products and services;
•	Our ability to execute our business plan;
•	Operating results below or exceeding expectations;
•	Whether we achieve profits or not;
•	Loss or addition of any strategic relationship;
•	Industry developments;
•	Changes in accounting principles;
•	General and industry-specific economic conditions; and
•	Period-to-period fluctuations in our financial results.

The market prices of the securities of early-stage companies, particularly companies like ours without consistent revenues and earnings, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Whether or not meritorious, litigation brought against us could result in substantial costs, divert our management’s attention and resources and harm our financial condition and results of operations.

Because we are subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

We will likely conduct further offerings of our equity securities in the future, in which case your proportionate interest may become diluted.

We will likely be required to conduct equity offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If our common stock shares are issued in return for additional funds, the price per share could be lower than that paid by our current shareholders. We anticipate continuing to rely on equity sales of our common stock shares in order to fund our business operations. If we issue additional common stock shares or securities convertible into shares of our common stock, your percentage interest in us could become diluted.

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If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our securities.

Effective June 30, 2020, the SEC implemented Regulation Best Interest requiring that “A broker, dealer, or a natural person who is an associated person of a broker or dealer, when making a recommendation of any securities transaction or investment strategy involving securities (including account recommendations) to a retail customer, shall act in the best interest of the retail customer at the time the recommendation is made, without placing the financial or other interest of the broker, dealer, or natural person who is an associated person of a broker or dealer making the recommendation ahead of the interest of the retail customer.” This is a significantly higher standard for broker-dealers to recommend securities to retail customers than before under FINRA suitability rules. FINRA suitability rules do still apply to institutional investors and require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending securities to their customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information, and for retail customers determine the investment is in the customer’s “best interest” and meet other SEC requirements. Both SEC Regulation Best Interest and FINRA’s suitability requirements may make it more difficult for broker-dealers to recommend that their customers buy speculative, low-priced securities. They may affect investing in our common stock or our preferred stock, which may have the effect of reducing the level of trading activity in our securities. As a result, fewer broker-dealers may be willing to make a market in our common stock or our preferred stock, reducing a stockholder’s ability to resell shares of our common stock or our preferred stock.

Risks Relating to this Offering and our Reverse Stock-Split

Investors in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price will be substantially higher than the net tangible book value per share of our outstanding shares of common stock. As a result, investors in this offering will incur immediate dilution of $[•] per share based on the assumed public offering price of $[•] per share. Investors in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

Participation in this offering by certain of our directors and their affiliates would reduce the available public float for our shares.

It is possible that one or more of our directors or their affiliates or related parties could purchase common stock in this offering at the public offering price and on the same terms as the other purchasers in this offering. However, these persons or entities may determine not to purchase any shares in this offering, or the underwriter may elect not to sell any shares in this offering to such persons or entities. Any purchases by our directors or their affiliates or related parties would reduce the available public float for our shares because such shareholders would be restricted from selling the common stock by a lock-up agreement they have entered into with the underwriter and by restrictions under applicable securities laws. As a result, any purchase of common stock by such shareholders in this offering may reduce the liquidity of our common stock relative to what it would have been had this common stock been purchased by investors that were not affiliated with us.

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Our management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. You will not have the opportunity, as part of your investment decision, to assess whether these proceeds are being used appropriately. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

Even if the reverse stock split achieves the requisite increase in the market price of our common stock, we cannot assure you that we will be able to continue to comply with the minimum bid price requirement of the Nasdaq Capital Market.

Even if the reverse stock split achieves the requisite increase in the market price of our common stock to be in compliance with the minimum bid price of the Nasdaq Capital Market, there can be no assurance that the market price of our common stock following the reverse stock split will remain at the level required for continuing compliance with that requirement. It is not uncommon for the market price of a company’s common stock to decline in the period following a reverse stock split. If the market price of our common stock declines following the effectuation of the reverse stock split, the percentage decline may be greater than would occur in the absence of a reverse stock split. In any event, other factors unrelated to the number of shares of our common stock outstanding, such as negative financial or operational results, could adversely affect the market price of our common stock and jeopardize our ability to meet or maintain the Nasdaq Capital Market’s minimum bid price requirement.

Even if the reverse stock split increases the market price of our common stock and we meet the initial listing requirements of the Nasdaq Capital Market, there can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Capital Market, a failure of which could result in a de-listing of our common stock.

The Nasdaq Capital Market requires that the trading price of its listed stocks remain above one dollar in order for the stock to remain listed. If a listed stock trades below one dollar for more than 30 consecutive trading days, then it is subject to delisting from the Nasdaq Capital Market. In addition, to maintain a listing on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, and certain corporate governance requirements. If we are unable to satisfy these requirements or standards, we could be subject to delisting, which would have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we would expect to take actions to restore our compliance with the listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the minimum bid price requirement, or prevent future non-compliance with the listing requirements.

The reverse stock split may decrease the liquidity of the shares of our common stock.

The liquidity of the shares of our common stock may be affected adversely by the reverse stock split given the reduced number of shares that will be outstanding following the reverse stock split, especially if the market price of our common stock does not increase as a result of the reverse stock split. In addition, the reverse stock split may increase the number of shareholders who own odd lots (less than 100 shares) of our common stock, creating the potential for such shareholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

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Following the reverse stock split, the resulting market price of our common stock may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common stock may not improve.

Although we believe that a higher market price of our common stock may help generate greater or broader investor interest, there can be no assurance that the reverse stock split will result in a share price that will attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our common stock will satisfy the investing requirements of those investors. As a result, the trading liquidity of our common stock may not necessarily improve.

There is no assurance that once listed on the Nasdaq Capital Market we will not continue to experience volatility in our share price.

The OTC Pink, where our common stock is currently quoted, is an inter-dealer, over-the-counter market that provides significantly less liquidity than the Nasdaq Capital Market. Our stock is thinly traded due to the limited number of shares available for trading on OTC Pink thus causing large swings in price. As such, investors and potential investors may find it difficult to obtain accurate stock price quotations, and holders of our common stock may be unable to resell their securities at or near their original offering price or at any price. Our public offering price per share of common stock may vary from the market price of our common stock after the offering. If an active market for our stock develops and continues, our stock price may nevertheless be volatile. If our stock experiences volatility, investors may not be able to sell their common stock at or above the public offering price per share. Sales of substantial amounts of our common stock, or the perception that such sales might occur, could adversely affect prevailing market prices of our common stock and our stock price may decline substantially in a short period of time. As a result, our shareholders could suffer losses or be unable to liquidate their holdings. No assurance can be given that the price of our common stock will become less volatile when listed on the Nasdaq Capital Market.

The number of shares being registered for resale concurrently with this offering is significant in relation to our outstanding shares.

As noted above, pursuant to a separate resale prospectus included in the registration statement of which this prospectus forms a part, we are also registering [*] shares of common stock for resale by certain selling stockholders. All of the shares registered for resale on behalf of the selling stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act. We have included the resale prospectus in the registration statement to register these restricted shares for sale into the public market by the selling stockholders. These restricted securities, if sold in the market all at once or at about the same time, could depress the market price and also could affect our ability to raise equity capital. Any outstanding shares not registered in the resale prospectus will remain as “restricted shares” in the hands of the holders, except for those sales that satisfy the requirements under Rule 144 or another exemption to the registration requirements under the Securities Act.

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USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $[*] after deducting estimated underwriting discounts and estimated offering expenses payable by us. If the underwriter’s over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $[*] million. We intend to use the net proceeds from this offering for the following purposes:

Proceeds:
Gross Proceeds	$
Discounts
Fees and Expenses(1)
Net Proceeds	$

Uses:
Funding New Deal Flow
Technology, Infrastructure & Key Personal	$
Debt Repayment(2)
Marketing, PR and IR.
Working Capital
Total Uses	$

(1)	In the event that our estimated offering expenses are less than the amounts indicated above, any such excess funds shall be applied toward our working capital and other corporate purposes.
(2)	The Company currently has an outstanding debt note from its acquisition of the FAVO Group of Companies, dated June 1, 2023, in the aggregate principal face value amount of $4,700,000, which requires payments of $1,500,000 on May 31, 2024, which has been made, $1,600,000 due on May 31, 2025, and the final payment due on May 31, 2026 for $1,600,000. The interest rate per annum is variable on the three payments of 6%, 3% and 1%, respectively. The use of proceeds of will go towards paying these obligations.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to use the net proceeds that we will receive from this offering for general corporate purposes, which may include, among other things, capital expenditures, additions to working capital, investments in our subsidiaries, repayment of indebtedness and acquisitions. We may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have agreements or commitments to enter into any acquisitions or repay any indebtedness at this time. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

The expected use of net proceeds from this Offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of this Offering or the order of priority in which we may use such proceeds. Circumstances that may cause us to alter our anticipated uses and allocations of proceeds from this Offering include (i) the size of the Offering and, (ii) our cash flow from operations during fiscal year 2024. Accordingly, we will retain broad discretion over the use of these proceeds and the Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company. In addition, while we have not entered into any agreements, commitments or understandings relating to any significant transaction as of the date of this prospectus supplement, we may use a portion of the net proceeds to pursue acquisitions, joint ventures and other strategic transactions.

A 50% increase (decrease) in the assumed public offering price of $[*] per share would increase (decrease) the expected net proceeds of the offering to us by approximately $[*] million, assuming that the number of shares of common stock sold by us remains the same. We may also increase or decrease the number of shares we are offering.

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MARKET FOR OUR COMMON STOCK

Our common stock is currently quoted on the OTC Pink under the trading symbol “FAVO.” Quotations on the OTC Pink reflect inter-dealer prices, without retail mark-up, mark-down commission, and may not represent actual transactions. On February 12, 2025, the last reported sale price of our common stock was $0.59  per share.

Holders

As of February 12, 2025, we had approximately 213 shareholders of record of our common stock. The number of stockholders of record does not include certain beneficial owners of our common stock, whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

DIVIDEND POLICY

We have never declared nor paid any cash dividends on our common stock and currently intend to retain all of our cash and any earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends on our common stock will be at the discretion of the Board of Directors and will be dependent upon our consolidated financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value is the amount of our total tangible assets less our total liabilities. Net tangible book value per share is determined by dividing the net tangible book value of our Company by the number of outstanding shares of our common stock.

Our net tangible book value as of September 30, 2024 was a negative $( ), or $( ) per share of common stock (based upon [*] shares of common stock outstanding).

Pro forma as adjusted net tangible book value is our net tangible book value after taking into account the effect of the sale of common stock in this offering at the assumed public offering price of $[*] per share and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of September 30, 2024, would have been approximately $[*], or $[*] per share. This amount represents an immediate increase in as adjusted net tangible book value of approximately $[*] per share to our existing stockholders, and an immediate dilution of $[*] per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors.

The following table illustrates this per share dilution:

Assumed public offering price per share	$
Net tangible book value per share as of September 30, 2024	$	( )
Pro forma net tangible book value per share as of September 30, 2024	$
Increase in as adjusted net tangible book value per share after this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$
Dilution in as adjusted net tangible book value per share to new investors	$

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A $1.00 increase (decrease) in the assumed public offering price of $[*] per share would increase (decrease) the as adjusted net tangible book value per share by $[*], and the dilution per share to new investors in this offering by $[*], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The information above assumes that the underwriter does not exercise its over-allotment option. If the underwriter exercises its over-allotment option in full, the as adjusted net tangible book value will increase to $[*] per share, representing an immediate increase to existing stockholders of $[*] per share and an immediate dilution of $[*] per share to new investors.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders. Upon filing of this registration all outstanding shares of our Series C Preferred Stock will convert into shares of our common stock.

The above discussion and table are based on 89,479,743 shares outstanding as of September 30, 2024. The discussion and table do not include (except as otherwise indicated), as of that date:

•	29,020,000 shares issuable upon conversion of our outstanding Series A Preferred Stock;
•	18,750,000 shares issuable upon conversion of our outstanding Series C Preferred Stock.

DESCRIPTION OF THE BUSINESS

Company Overview

We are a private credit company focused on providing alternative financing solutions to small and medium-sized businesses (SMBs) across the United States. Our business model is centered around direct and syndicated funding solutions that address the capital needs of SMBs underserved by traditional lending institutions. Since inception, we have extended over $140 million in capital and supported more than 10,000 businesses nationwide   . Headquartered in Fort Lauderdale, FL, we also have operations in New York and the Dominican Republic.

Private Credit Division

FAVO Capital specializes in providing flexible funding solutions through our proprietary underwriting model, leveraging technology, real-time analytics, and alternative data to assess SMB creditworthiness. Our financial products are tailored to meet the needs of businesses across various industries.

Key Offerings:

•	Merchant Cash Advances (MCAs): Immediate working capital in exchange for a percentage of future sales.
•	Purchase of Future Receipts (PFRs): Enables SMBs to sell anticipated revenue at a discount for upfront funding.
•	Lines of Credit (LOCs): Ongoing access to capital with a streamlined application and approval process.
•	Asset-Backed Loans (ABLs) & SBA Loans: Secured financing options tailored to business growth and operational needs.

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Business Model & Revenue Generation

We operate through a direct funding model and a syndicated funding platform, allowing us to deploy capital efficiently while providing investment opportunities for syndication partners. Our revenue model includes:

•	Origination and administration fees from direct and syndicated transactions.
•	MCA income, recognized upon receipt of payments.
•	Service fees for syndicated MCA transactions.
•	Ancillary fees, including those for insufficient funds, collections, and UCC filings.

Competitive Advantages

•	Technology-Driven Underwriting: Real-time data analysis enables rapid and accurate funding decisions.
•	Nationwide Presence: Operating in 38 states, with call centers in the Dominican Republic and sales offices in New York and Florida.
•	Industry Recognition: Awarded "Structured Finance Deal of the Year" at the Global Private Banking Innovation Awards 2024.
•	Publicly Listed Company: Unlike many non-regulated lenders, FAVO operates with transparency and compliance as a publicly traded entity.

MCA - Cost of Sales

We incur costs related to sales commissions and marketing expenses for direct and syndicated originations. These expenses include lead generation, digital advertising, call center operations, and partner outreach efforts, all recognized as incurred.

MCA Platform and Service Fees

For each syndicated MCA origination, we charge a platform or servicing fee, calculated as a percentage of the outstanding receivable, recognized over the contract term.

MCA Credit Costs

Under the current expected credit loss (CECL) model of ASC 326 we recognize an allowance for a portion of the receivables at the time of concluding a deal and additional allowances based on the amount of time since a payment was last received and whether the receivable has been handed over to collections. The approach is based on the Company's internal knowledge and historical default rates over the expected life of the receivables and is adjusted to reflect current economic conditions. This evaluation takes into account the customer's ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. If the expected financial condition of the Company’s customers were to improve, the allowances may be reduced accordingly.

Governmental Regulations

The MCA industry is subject to various federal and state-level regulations, which are evolving as regulators increase scrutiny of alternative financing solutions. These include:

•	Federal Trade Commission (FTC) Oversight: The FTC has authority over business financing practices and can take action against deceptive or unfair practices in the industry.
•	State-Level MCA Regulations: Several states, including New York and California, have implemented laws requiring transparent disclosures and fair lending practices for MCAs and alternative finance providers. More states are expected to follow with similar legislation.
•	Truth in Lending Act (TILA) and Fair Credit Reporting Act (FCRA): Although not traditionally applied to business lending, regulatory agencies have considered applying consumer finance protections to small business loans and MCA transactions.
•	Anti-Money Laundering (AML) Compliance: The Financial Crimes Enforcement Network (FinCEN) and banking partners require robust AML compliance, particularly for businesses that move large volumes of financial transactions.
•	Data Protection and Privacy Laws: The Gramm-Leach-Bliley Act (GLBA) and state-specific laws impose requirements on how financial institutions, including MCA providers, manage and secure borrower data.
•	Dodd-Frank Act and CFPB Authority: The Consumer Financial Protection Bureau (CFPB) has increased oversight over business lending practices, especially those that impact small business owners. The agency continues to evaluate new regulations that could affect the MCA industry.

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As the regulatory landscape evolves, we remain committed to compliance by implementing robust underwriting, transparent disclosures, and fair lending policies. We actively monitor legislative developments and work with legal advisors to ensure continued adherence to applicable laws and best practices.

Competition

The alternative lending market is highly competitive and includes both traditional financial institutions and non-bank financial service providers. Our primary competitors include:

•	Traditional Banks & Credit Unions: These institutions offer business loans and lines of credit but are often constrained by strict underwriting requirements, making it difficult for SMBs to access funding quickly.
•	Alternative Lenders & FinTech Firms: Companies such as OnDeck, Kabbage, and PayPal Business Loans provide various forms of small business lending, often competing with MCA providers for market share.
•	Private Credit & Hedge Funds: Institutional lenders and hedge funds have increasingly entered the SMB financing space, offering structured debt solutions that compete with traditional MCA and PFR offerings.
•	Merchant Payment Processors & E-Commerce Lenders: Companies like Square, Shopify, and Stripe have integrated business lending into their platforms, offering cash advances to businesses based on transaction volume.

Competitive Positioning

We differentiate ourselves in the market through:

•	Speed & Efficiency: Our streamlined underwriting process allows us to approve, and fund deals faster than many traditional lenders.
•	Technology-Driven Underwriting: Uses real-time data analysis for rapid and accurate funding decisions.
•	Flexible Repayment Structures: Our financing solutions provide SMBs with adaptable payment terms that align with their cash flow.
•	Syndication Partnerships: Our network of funding partners enables us to scale quickly and deploy more capital to businesses in need.
•	Regulatory Compliance & Transparency: As a publicly listed company, we adhere to higher reporting and compliance standards, providing confidence to investors and borrowers alike.
•	Nationwide Presence: Operating across 38 states, with call centers in the Dominican Republic and sales offices in New York and Florida.
•	Industry Recognition: Awarded "Structured Finance Deal of the Year" at the Global Private Banking Innovation Awards 2024.
•	Publicly Listed Company: Unlike non-regulated lenders, FAVO operates with transparency and compliance as a publicly traded entity.

Intellectual Property

We believe that our intellectual property and proprietary rights are vital to our success. To protect our intellectual property and proprietary rights in our brand, technology, products, services, data, improvements and inventions, we plan to rely on a combination of patent, trademark, copyright, trade secret, and other laws, as well as contractual restrictions on disclosure, such as confidentiality agreements with strategic partners, employees, consultants and other third parties. However, we cannot guarantee that such laws or contractual restrictions will provide us with sufficient protection or that we have entered into confidentiality agreements with each party that has or may have had access to our confidential or proprietary information, know-how or trade secrets. Furthermore, effective patent, trademark, trade dress, copyright, and trade secret protection may not be available in every region where we conduct business. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving.

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Employees

We presently have 120 employees: Vincent Napolitano, our Chairman, Chief Executive Officer, Secretary, member of the Board of Directors, and a significant stockholder, Shaun Quin, our President and member of the Board of Directors, and a significant stockholder, Glen Steward, our Chief Strategy Officer and member of the Board of Directors and a significant shareholder, Vaughan Korte, our Chief Financial Officer and Treasurer, 4 software engineers, 3 IT technicians, 20 Administration team and 5 Department Managers. the balance of 85 staff are made up of sales across, New Yok, Florida and Dominican Republic.

Over time, we may be required to hire employees or continue to engage independent contractors in order to execute the projects necessary to grow and develop the business. These decisions will be made by our officers and directors, if and when appropriate.

Properties

The Company owns no real property. The Company has leased the following office locations:

1)       4300 N. University Drive Suite D-105 Lauderhill, Florida 33351. This location has a 3-year lease of which 2 years remain.

2)       Calle La Privada esquina Dominicana Numero 96, sector La Paz, Monsenor Nouel, R.D. Bonao, Dominican Republic. This location has a yearly lease with automatic renewal each year. June 2025 is the current expiry.

3)       Edificio JJ, en la calle Las Carreras, La Vega, R.D, Dominican Republic. This location has a yearly lease with automatic renewal each year. February 2025 is the current expiry.

4)       1025 Old Country Road, Suite 421, Westbury, NY 11590. The Company currently has a 6-year lease on the premises and is in the 3rd year of the term.

Legal Proceedings

Due to the nature of the Company's business, the Company may at times be subject to claims and legal actions. The Company is currently not involved in any legal proceedings:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward-looking statements in the following discussion and elsewhere in this prospectus and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or our behalf. We disclaim any obligation to update forward-looking statements.

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Results of Operations

Below is a summary of the results of operations for the years ended December 31, 2023, and 2022.

	For the Years Ended December 31,
	2023	2022	$ Change	% Change
Revenue	$11,800,228	$14,867,330	$(3,067,102)	(21)%
Cost of revenue	3,497,364	5,751,919	(2,254,555)	(39)%
Gross profit	8,302,864	9,115,411	(812,547)	(9)%

Operating expenses
General and administrative	5,318,338	3,986,776	1,331,562	33%
Bad debt and allowance for credit losses	5,561,517	7,521,126	(1,959,609)	(26)%
Professional fees	1,728,146	599,790	1,128,356	188%
Total operating expenses	12,608,001	12,107,692	500,309	4%

Gain on sale of property	—	55,686	(55,686)	100%
Loss from operations	(4,305,137)	(2,936,595)	1,368,542	47%

Other income (expense)
Interest expense	(3,350,913)	(3,093,911)	257,002	8%
Loss on write down of investment	(17,157)	(135,125)	(117,968)	(87)%
Other Income	—	112,500	(112,500)	(100)%
Total other income (expense)	(3,368,070)	(3,116,536)	251,534	8%

Net loss	$(7,673,207)	$(6,053,131)	$1,620,076	27%

Preferred shares interest expense	(147,955)	—	147,955	100%
Net loss to common shareholders	(7,821,162)	(6,053,131)	1,768,031	29%

Revenue

Revenue decreased by 21% in the amount of $3,067,102 for the year ended December 31, 2023, compared to the same period in 2022. The decrease in revenue was a result of a shift in focus from syndicated deals to directly funded deals and the decision to stop syndicating with less profitable syndication partners.

We expect that our revenues will increase in future quarters as a result of additional capital raised and the acquisition of our own call center to boost direct lead generation.

Our cost of revenue decreased by 39% in the amount of $2,254,555 for the year ended December 31, 2023, compared to the year ended 2022. The decrease in cost of revenue is the result of fewer deals done as well as reduced platform fees driven by less syndicated deals. This is a result of our focus on shifting our focus from syndicated deals to direct funding.

Gross profit decreased by 9% in the amount of $812,547 for the year ended December 31, 2023, compared to the year ended 2022. The decrease in gross profit is the result of fewer deals concluded for the year ended December 2023.

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Operating expenses

Operating expenses increased by 4% in the amount of $500,309 for the year ended December 31, 2023, compared to the year ended 2022. Listed below are the major changes to operating expenses:

General and administrative expense increased by $1,331,562 for the year ended December 31, 2023, compared to the year ended 2022, mainly as a result of payroll expenses and fees related note extensions.

Bad Debt allowance for credit losses decreased by $1,959,609 for the year ended December 31, 2023, compared to the year ended 2022, mainly as a result improved underwriting, a shift to direct funding and fewer deals concluded for the year.

Professional fees increased by $1,128,356 for the year ended December 31, 2023, compared to the year ended 2022, primarily due to costs related to the acquisition of the FAVO Group of Companies and the establishment of our Advisory Board and expansion of the Board of Directors.

We expect our overall operating expenses to increase on a quarterly basis for the balance of the year and into 2025 as we further implement our business plan. We expect increases in future quarters over all major categories as we engage in efforts to increase brand awareness with our products and services, including advertising campaigns and investor relation services. We also expect an increase in general operating costs and growth initiatives as we ramp up operations and seek to expand them.

We also anticipate that our professional fees will increase following our initial public offering as an SEC reporting issuer, and the increased fees for auditors, accountants and legal professionals for legal and accounting compliance.

Other expense

Other expense increased by $251,534 for the year ended December 31, 2023, compared to the year ended 2022, primarily as a result of increased interest expense on our outstanding notes.

Net Loss

We recorded a net loss of $7,673,207 for the year ended December 31, 2023, as compared with a net loss of $6,053,131 for the year ended 2022.

Below is a summary of the results of operations for the nine months ended September 30, 2024, and 2023.

	For the Nine Months Ended September 30,
	2024	2023	$ Change	% Change
Revenue	$9,488,403	$4,655,749	$4,832,654	104%
Cost of revenue	$1,640,928	$1,857,687	$(216,759)	(12)%
Gross profit	7,847,474	2,798,062	5,049,412	180%

Operating expenses
Professional fees	1,920,154	681,969	1,238,185	182%
Bad debt and allowance for credit losses	3,017,512	1,857,654	1,159,858	62%
General and administrative	5,543,370	1,527,105	4,016,265	262%
Total operating expenses	10,481,036	4,066,728	6,414,308	158%

Loss from operations	(2,633,562)	(1,268,666)	1,364,896	107%

Other income (expense)
Interest expense	(3,586,996)	(1,910,541)	1,676,455	88%
Other expense	(1,917)	(52,010)	(50,093)	(96)%
Total other income (expense)	(3,588,913)	(1,962,551)	1,626,362	83%

Net loss	$(6,222,474)	$(3,231,217)	$2,991,257	93%

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Revenue

Revenue increased by 104% in the amount of $4,832,654 for the nine months ended September 30, 2024, compared to the same period in 2023. The increase in revenue was a result of the full year to date impact with regards to the acquisition of the FAVO Group of Companies as at May 31, 2023.

Our cost of revenue decreased by 12% in the amount of $216,759 for the nine months ended September 30, 2024, compared to same period ended 2023. The decrease in cost of revenue is the result of reduced fees from funding partners, fees received from syndication partners and the reduction in deals done.

Gross profit increased by 180% in the amount of $5,049,412 for the nine months ended September 30, 2024, compared to same period ended 2023. The increase in gross profit is the result of a full year to date impact with regards to the acquisition of the FAVO Group of Companies as at May 31, 2023 as well as the impact of the cost of revenue savings.

We expect that our revenues will increase in future quarters as a result of our focus on direct funding and lead generation through the acquisition of our call center in January 2024.

Operating expenses

Operating expenses increased by in the amount of $6,414,308 for the nine months ended September 30, 2024, compared to the same period in 2023. Listed below are the major changes to operating expenses:

General and administrative expense increased by $4,016,265 for the nine months ended September 30, 2024, compared to the same period in 2023, as a result of the full year to date impact with regards to the acquisition of the FAVO Group of Companies as at May 31, 2023.

Bad Debt allowance for credit losses increased by $1,159,858 for the nine months ended September 30, 2024, compared to the same period in 2023, as a result of the full year to date impact with regards to the acquisition of the FAVO Group of Companies as at May 31, 2023.

Professional fees increased by $1,238,185 for the nine months ended September 30, 2024, compared to the same period in 2023, primarily due to expenses related to the establishment of the Advisory Board, legal costs related to our ongoing application for the Nasdaq Listing and fees related to the finalization of our 2022 and 2023 audits.

We expect our overall operating expenses to increase on a quarterly basis for the balance of the year and into 2025 as we further implement our business plan. We expect increases in future quarters over all major categories as we engage in efforts to increase brand awareness with our products and services, including advertising campaigns and investor relation services. We also expect an increase in general operating costs and growth initiatives as we ramp up operations and seek to expand them.

We also anticipate that our professional fees will increase following our initial public offering as an SEC reporting issuer, and the increased fees for auditors, accountants and legal professionals for legal and accounting compliance.

Other expense

Other expense increased by $1,626,362 for the nine months ended September 30, 2024, compared to the same period in 2023, primarily as a result of the full year to date impact on interest expense on our outstanding notes.

Net Loss

We recorded a net loss of $6,222,474 for the nine months ended September 30, 2024. The net loss for the same in 2023 was $3,231,217 including the acquired companies consolidated trading figures from June 2023 to September 2023.

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Liquidity and Capital Resources

As part of our strategy to strengthen financial sustainability, we are focused on reducing and restructuring our current debt obligations. The company currently holds approximately $36.4 million in debt notes, with plans to repay or refinance a substantial portion using proceeds from the IPO and subsequent equity offerings. Our priority is to eliminate the highest-cost debt first, as this will have a direct impact on improving our bottom-line profitability. With annual interest payments currently at approximately $4.8 million, we estimate that reducing our debt load will add approximately $5 million annually to our net income, positioning the company for profitability within two years. Additionally, we anticipate that implementing our proprietary software platform across operations will streamline efficiencies without requiring additional capital allocation to operating expenses, allowing for scalable growth without increasing costs.

The following is a summary of the cash and cash equivalents as of September 30, 2024, and December 31, 2023.

	September 30, 2024	December 31, 2023	$ Change	% Change
Cash and cash equivalents	$447,192	$1,147,345	$(700,153)	(61)%

Summary of Cash Flows

Below is a summary of our cash flows for the nine months ended September 30, 2024 and 2023.

	For the Nine Months Ended September 30,
	2024	2023
Net cash used in operating activities	$(5,460,663)	$(3,013,279)
Net cash used in investing activities	(1,721,896)	(3,625)
Net cash provided in financing activities	6,482,407	4,084,492
Net increase (decrease) in cash and cash equivalents	$(700,153)	1,067,588

Operating activities

Net cash used by operating activities was $5,460,663 during the nine months ended September 30, 2024, and consisted of a net loss of $6,222,474, and increased by net changes in operating assets and liabilities of $3,039,252, mainly offset by non-cash items including $3,019,052 in bad debt expense.

Net cash used in operating activities was $3,103,279 during the nine months ended September 30, 2023, and consisted of a net loss of $3,231,217, and increased by net changes in operating assets and liabilities of $6,242,282, mainly offset by non-cash items including $2,825,136 in bad debt expense and $3,601,395 in stock issued for services.

Investing activities

Net cash used in investing activities for the nine months ended September 30, 2024, was $1,721,896 and consisted of fixed asset and business purchases.

Net cash used in investing activities for the nine months ended September 30, 2023, was $3,625 and consisted of fixed asset purchases.

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Financing activities

Net cash provided by financing activities was $6,482,407 for the nine months ended September 30, 2024, and consisted of proceeds from notes payable.

Net cash provided by financing activities was $4,084,492 for the nine months ended September 30, 2023, and consisted of proceeds from notes payable and stock subscriptions.

Since our inception, we have financed our operations through private placements of common and preferred stock, convertible notes, and unsecured debt, and we have also issued debt in our company secured by all of our assets. As of September 30, 2024, we had notes payable of $36,428,859. We expect to continue to experience high interest payments in the future as a result of our outstanding liabilities.  If we are unable to generate sufficient revenues and/or additional financing to service this debt, there is a risk the lenders will call the notes, secure our assets, as to those applicable secured notes, and demand payment. If after all these recourses are exhausted and the debt becomes unresolvable, like any other company, there’s a risk we could go out of business.

Going Concern

On September 30, 2024, we had cash of $447,192, and working capital of $11,126,729, and although our revenues have increased, future losses are anticipated. On September 30, 2024, we had an accumulated deficit of $20,209,984.

The Company has recently established an ongoing source of revenues; however, it is currently not sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations for the next 12 months and beyond. Management of the Company is making efforts to increase its revenue and raise additional funding until a registration statement relating to an equity funding facility is in effect. To this end, we recently completed a bridge financing of approximately $2 million through the sale of units consisting of stock and warrants.

While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital or be successful in the development and commercialization of the products it develops or initiates collaboration agreements thereon. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Off-Balance Sheet Arrangements

As of September 30, 2024, the Company had no off-balance sheet arrangements.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants list their most “critical accounting polices” in the Management Discussion and Analysis. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of a company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. There have been no material changes to our critical accounting policies as described in the footnotes to our financial statements for the year ended December 31, 2023; however, we consider our critical accounting policies to be those related to.

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Principles of Consolidation

The Company prepares its consolidated financial statements on the accrual basis of accounting. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Favo Group LLC, FAVO Group Human Resources LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC with effect from January 1, 2022. All intercompany accounts, balances and transactions have been eliminated in the consolidation as at December 31, 2023 and December 31, 2022.

Revenue Recognition

The Company’s main source of revenue is through Agreements for the Purchase and Sale of Future Receivables/Receipts, commonly referred to as a Merchant Cash Advance. Under the Contract, the Company will agree to purchase a specified amount of the Customer’s future receipts/receivables (the “Purchased Amount”) at a discount, in return for providing the Customer with upfront proceeds (the “Purchase Price”). The Customer is then contractually required to pay the cash related to the future receivables/receipts based on an estimated period and agreed-upon % of the Customer’s future receivables/receipts that the Customer collects. The difference between the Purchased Amount that the Customer will repay, and the discounted Purchase Price amount that the Company pays for the future receivables/receipts, is considered the “Discount”, which reflects the significant collection risk incurred by the Company for its purchase of future receivables/receipts. These purchase of future receivables arrangements do not constitute a revenue contract under ASC 606 "Revenue from Contracts with Customers". Accordingly, the Company accounts for them in accordance with ASC 310 "Receivables."

The Company recognizes revenue on remittances collected by applying the contractual discount to allocate the remittance against the initial principal held as a receivable and revenue. All upfront income from fees, such as origination and processing fees are booked as income on a straight-line method over the initial period of the contract. The same applies to all direct costs incurred upon the execution of the contract, which primarily consists of commissions paid to the Company’s internal sales team or external partners for sourcing the Contract.

Property, equipment and leasehold improvements.

Property, equipment and leasehold improvements are stated at historical cost less accumulated depreciation and impairment. The historical cost of acquiring an item of property and equipment or undertaking leasehold improvements includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.

Credit Losses on Financial Instruments

For its financial instruments subject to credit risk, consisting of its receivables related to its MCA’s, the Company recognizes as an allowance its estimate of lifetime expected credit losses under the current expected credit loss (CECL) model of ASC 326. The approach is based on the Company's internal knowledge and historical default rates over the expected life of the receivables and is adjusted to reflect current economic conditions. This evaluation takes into account the customer's ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. If the expected financial condition of the Company’s customers were to improve, the allowances may be reduced accordingly.

Prior to the adoption of CECL the Company based the allowance for credit losses on the status of each deal outstanding. Once a deal had entered a collection, default or legal status the risk of non-collection significantly increases. The Company would therefore recognize an allowance against the deal at this time.

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Fair Value of Financial Instruments

ASC 825, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments. ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 - Quoted market prices available in active markets for identical assets or liabilities that the Company has access to at the measurement date.

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 - Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accrued liabilities, convertible note, notes payable, due to and from related parties and advanced receivables. Fair values were assumed to approximate carrying values for these financial instruments due to their short-term maturities.

Provision for Income Taxes

The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based upon the temporary differences between the consolidated financial statement and income tax bases of assets and liabilities using the enacted tax rates that are applicable in each year.

 The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions (“tax contingencies”). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely to be realized upon ultimate settlement.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and which may not accurately forecast actual outcomes. The Company includes interest and penalties related to tax contingencies in the provision of income taxes in the consolidated statements of operations. Given where the company is regarding profitability a full valuation allowance is booked against our deferred tax assets as it is uncertain when the carried forward loss could be utilized.

Estimates

The financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 2023 and 2022, and expenses for the years ended December 31, 2023 and 2022, and cumulative from inception. Actual results could differ from those estimates made by management.

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Segment Reporting

The Company’s current source of revenue is from one main product, namely Merchant Cash Advances. Our revenue generation is limited to within the United States and although the Company is exploring alternative products to add to it’s alternative finance offering, none of these have been finalized yet.

Leases

The Company determines if an arrangement contains a lease at inception based on whether there is an identified property, plant or equipment and whether the Company controls the use of the identified asset throughout the period of use. Operating leases are included in the accompanying consolidated balance sheets. Operating lease right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease and are included in current and non-current liabilities. Operating lease ROU assets and lease liabilities are recognized at the lease inception date based on the present value of lease payments over the lease term discounted based on the more readily determinable of (i) the rate implicit in the lease or (ii) the Company’s incremental borrowing rate (which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease). Because the Company’s operating leases generally do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at lease commencement date for borrowings with a similar term.

The Company’s operating lease ROU assets are measured based on the corresponding operating lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs incurred and (iii) tenant incentives under the lease. The Company does not assume renewals or early terminations unless it is reasonably certain to exercise these options at commencement. The Company elected the practical expedient which allows the Company to not allocate consideration between lease and non-lease components. Variable lease payments are recognized in the period in which the obligation for those payments is incurred. In addition, the Company elected the practical expedient such that it does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less of all asset classes. Operating lease expense is recognized on a straight-line basis over the lease term.

Recently Issued Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s Consolidated results of operation, financial position or cash flow.

MANAGEMENT AND BOARD OF DIRECTORS

The following table lists, as of the date of this prospectus, the names, ages and positions of the individuals who serve as executive officers and directors of FAVO:

Name	Age	Principal Positions with Us
Vincent Napolitano	53	Chief Executive Officer, Chairman, Secretary and member of the Board of Directors
Shaun Quin	43	President and member of the Board of Directors
Glen Steward	54	Chief Strategy Officer and member of the Board of Directors
Vaughan Korte		Chief Financial Officer and Treasurer

Set forth below is a brief description of the background and business experience of our directors and executive officers.

Vincent Napolitano

Vincent Napolitano is the Founder and CEO of FAVO Capital Inc. With over two decades of experience in finance and business development, he has been instrumental in establishing FAVO Capital as a trusted partner for businesses seeking alternative financial solutions. Prior to founding FAVO Capital, Vincent spent 25 years on Wall Street, holding key positions at prominent firms and developing expertise in structuring complex financial deals. He also served as Chief Investment Officer for multiple special purpose vehicles (SPVs), acquiring private stock in pre-IPO unicorn companies such as Facebook and Twitter.

Aside from that provided above, Vincent does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Vincent is qualified to serve on our Board of Directors because of his experience and expertise in corporate finance and business development.

Shaun Quin

Shaun Quin is a Founding Member and President of FAVO Capital Inc. He oversees the company’s mission to provide innovative and efficient private credit solutions to small and medium-sized businesses. With over 20 years of global experience as a partner, investor, and director, Shaun has played a key role in shaping FAVO Capital’s strategic growth. His expertise in fostering collaboration, building high-performance teams, and developing financial solutions has helped position the company as a leader in private credit.

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Aside from that provided above, Shaun does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Shaun is qualified to serve on our Board of Directors because of his experience and expertise in corporate finance and business development.

Glen Steward

Glen Steward serves as Chief Strategy Officer at FAVO Capital Inc., bringing over 28 years of investment and trading experience to the company. He plays a pivotal role in driving FAVO Capital’s strategic initiatives, ensuring the company remains agile and competitive in an evolving financial landscape. Glen has held directorships and board memberships across Mauritius, South Africa, and the United States. His leadership was instrumental in integrating the FAVO Group of Companies into FAVO Capital Inc., accelerating growth and expanding market reach.

Aside from that provided above, Glen does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940

Glen is qualified to serve on our Board of Directors because of his experience and expertise in corporate finance and business development.

Vaughan Korte

Vaughan Korte is the Chief Financial Officer of FAVO Capital Inc. With over 15 years of financial leadership experience, he has managed financial operations for multinational corporations, including Adidas, where he oversaw financial strategy for 60 countries with budgets exceeding $500 million. Vaughan ensures FAVO Capital maintains financial resilience by aligning financial strategy with business objectives and delivering shareholder value.

Aside from that provided above, Vaughan does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940

Significant Employees

We have no significant employees other than our officers and directors.

Family Relationships

No family relationships exist between or among the directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers, during the past ten years has:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which the person was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

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•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, the person's involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or been associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in this Prospectus, to the Company’s knowledge, none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates, or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the Board of Directors.

Committees of the Board of Directors

Our Board of Directors currently has no separate committees, and our Board of Directors acts as the Audit Committee, Nomination and Corporate Governance committee and the Compensation Committee. The functions of those committees are being undertaken by our Board because we do not currently have any independent directors, and our Board believes that it is essential to establish such committees as this would provide independence and show good corporate governance and benefit our Company. We currently do not have, an audit committee financial expert serving on our Board of directors.

The Board is actively searching to identify these key individuals that can be appointed to Non-Executive Board Member roles. These individuals once appointed will make up the majority of the Board.

The Company plans to appoint at least three independent directors to serve on our board of directors and as chairpersons and members of the following committees, which we intend to form prior to the closing of this offering:

•	Audit Committee

•	Nominating and Corporate Governance Committee

•	Compensation Committee

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Shareholder Communications

Although we do not have a formal policy regarding communications with the Board, shareholders may communicate with the Board by writing to us at 1025 Old Country Road Suite 421 Westbury, New York 11590 Attention: Corporate Secretary or Contact Investor Relations - ir@favocapital.com, Investor Brand Network, 1108 Lavaca Stree, Austin, TX 78701

Shareholders who would like their submission directed to a member of the board may so specify, and the communication will be forwarded, as appropriate.

Oversight of Risk Management

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including economic risks, financial risks, legal and regulatory risks and others, such as the impact of competition. Management is responsible for the day-to-day management of the risks that we face, while our Board has responsibility for the oversight of risk management. In its risk oversight role, our Board of Directors is responsible for satisfying itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Our Board of Directors assesses major risks facing our Company and options for their mitigation in order to promote our stockholders’ interests in the long-term health of our Company and our overall success and financial strength. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for us. The involvement of our full Board of Directors in the risk oversight process allows our Board of Directors to assess management’s appetite for risk and also determine what constitutes an appropriate level of risk for our Company. Our Board of Directors regularly includes agenda items at its meetings relating to its risk oversight role and meets with various members of management on a range of topics, including corporate governance and regulatory obligations, operations and significant transactions, risk management, insurance, pending and threatened litigation and significant commercial disputes.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a code of ethical conduct that applies to our principal executive officer, principal financial officer and senior financial management. This code of ethical conduct is embodied within our Code of Business Conduct and Ethics, which applies to all persons associated with our Company, including our directors, officers and employees (including our principal executive officer, principal financial officer, principal accounting officer and controller). In order to satisfy our disclosure requirements under Item 5.05 of Form 8-K, we will disclose amendments to, or waivers of, certain provisions of our Code of Business Conduct and Ethics relating to our chief executive officer, chief financial officer, chief accounting officer, controller or persons performing similar functions on our website promptly following the adoption of any such amendment or waiver.

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EXECUTIVE AND DIRECTOR COMPENSATION

Compensation of Named Executive Officers

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during years ended 2024 and 2023    awarded to, earned by or paid to our executive officers.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)
Vincent Napolitano	2024	$233,610	$706,881	$940,491
Chief Executive Officer, Secretary and Director	2023	$171,685	$707,333	$879,018

Shaun Quin	2024	$138,507	$395,659	$534,166
President and Director	2023	$128,413	$410,550	$538,963

Glen Steward	2024	$21,841	$0	$21,841
Chief Strategy Officer and Director	2023	$0	$0	$0

Vaughan Korte	2024	$26,250	$184,513	$210,763
Chief Financial Officer and Treasurer	2023	$0	$163,998	$163,998

Outstanding Equity Awards at Fiscal Year End

There were no outstanding equity awards held by our executive officers as of December 31, 2024 or 2023.

On August 21, 2024, our Board of Directors approved the adoption of the Favo Capital, Inc. 2024 Equity Incentive Plan (the “Incentive Plan”). The purpose of the Incentive Plan is to foster and promote the Company’s long-term financial success and increase stockholder value by motivating performance through incentive compensation. The Incentive Plan is intended to encourage participants to acquire and maintain ownership interests in the Company and to attract and retain the services of talented individuals upon whose judgment and special efforts the successful conduct of our business is largely dependent.

A total of 20,000,000 shares of common stock are reserved and may be issued under the Incentive Plan. The Incentive Plan provides for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, stock units, performance shares, performance units and other securities to our employees, officers, directors and consultants.

The Incentive Plan became effective upon its approval by the stockholders holding the majority of the voting power on August 21, 2024, and, unless earlier terminated, will continue until August 21, 2034. No securities have yet been issued under the Incentive Plan.

Compensation of Directors

During the year ended December 31, 2024 and 2023, no director of the Company received compensation from us as compensation for their services as director.

The company plans to implement a Director Compensation Policy and Plan in Q2 of 2025.

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Employment Agreements

On August 21, 2024, our Board of Directors approved employment agreements in favor of our Chief Executive Officer, Vincent Napolitano, and our President, Shaun Quin, our Chief Financial Officer, Vaughan Korte and our Chief Strategy Officer, Glen Steward.

The employment agreement with Mr. Napolitano provides that we will compensate him with a yearly salary of $218,270. Mr. Napolitano will also be compensated with a number of shares of restricted common stock annually, as agreed to by our Board of Directors, and he will be eligible to participate in our 2024 Equity Incentive Plan, where executives may be issued equity in our company, as determined by and within the sole discretion of the Board of Directors. He is entitled to participate in the upcoming bonus program expected to be launched by January 1, 2025. He is also entitled to health and vacation benefits, savings plan benefits, and severance for the remainder of his term unless he is terminated for cause, or he voluntarily terminates. Mr. Napolitano agreed to a three month non-solicit restrictive covenant following departure.

The employment agreement with Mr. Quin provides that we will compensate him with a yearly salary of $138,528. Mr. Quin will also be compensated with a number of shares of restricted common stock annually, as agreed to by our Board of Directors, and he will be eligible to participate in our 2024 Equity Incentive Plan, where executives may be issued equity in our company, as determined by and within the sole discretion of the Board of Directors. He is entitled to participate in the upcoming bonus program expected to be launched by January 1, 2025. He is also entitled to health and vacation benefits, savings plan benefits, and severance for the remainder of his term unless he is terminated for cause, or he voluntarily terminates. Mr. Quin agreed to a three month non-solicit restrictive covenant following departure.

The employment agreement with Mr. Korte provides that we will compensate him with a yearly salary of $33,800. Mr. Korte will also be compensated with a number of shares of restricted common stock annually, as agreed to by our Board of Directors, and he will be eligible to participate in our 2024 Equity Incentive Plan, where executives may be issued equity in our company, as determined by and within the sole discretion of the Board of Directors. He is entitled to participate in the upcoming bonus program expected to be launched by January 1, 2025. He is also entitled to health and vacation benefits, savings plan benefits, and severance for the remainder of his term unless he is terminated for cause, or he voluntarily terminates. Mr. Korte agreed to a three month non-solicit restrictive covenant following departure.

The employment agreement with Mr. Steward provides that we will compensate him with a yearly salary of $27,700. Mr. Steward will also be compensated with a number of shares of restricted common stock annually, as agreed to by our Board of Directors, and he will be eligible to participate in our 2024 Equity Incentive Plan, where executives may be issued equity in our company, as determined by and within the sole discretion of the Board of Directors. He is entitled to participate in the upcoming bonus program expected to be launched by January 1, 2025. He is also entitled vacation benefits, savings plan benefits, and severance for the remainder of his term unless he is terminated for cause, or he voluntarily terminates. Mr. Steward agreed to a three month non-solicit restrictive covenant following departure.

Consulting Agreement

Effective June 1, 2023, we entered into a consulting agreement with Favo Holdings, LLC to provide management consulting services to our company in exchange for monthly payments of $85,000.

Pension Benefits and Nonqualified Deferred Compensation

The Company offers eligible full-time employees participation in a 401K plan. The plan provides for an annual company contribution. In addition, employees may contribute a portion of their salary to the plan.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth the number of shares of our voting stock beneficially owned, as of February 13, 2025, by (i) those persons known by us to be owners of more than 5% of our common stock, (ii) each director, (iii) our Named Executive Officers, and (iv) all executive officers and directors as a group:

	Common Stock		Series A Preferred Stock		Series C Preferred Stock
Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class(1)(2)	Number of Shares Owned	Percent of Class(1)(2)	Number of Shares Owned	Percent of Class(1)(2)
Vincent Napolitano(3)	48,790,149	41.27%	—	—	18,750,000	100%
Shaun Quin(4)	17,310,850	17.40%	—	—	—	—
Glen Steward(5)	60,020,000	42.72%	37,020,000	100%	—	—
Vaughan Korte	400,000	*	—	—	—	—
All Directors and Executive Officers as a Group (4 persons)	126,520,999	79.45%	37,020,000	100%	18,750,000	100%
5% Holders
Liro Holdings(6)	11,100,000	11.16%	—	—%	—	—

* Less than 1%

(1)	Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants.
(2)	The percent of class is based on 99,479,734 shares of common stock outstanding, 37,020,000 shares of Series A Preferred Stock outstanding and 18,750,000 shares of Series C Preferred Stock outstanding as of February 13, 2025.
(3)	Includes 30,040,149 shares of common stock, held by FAVO Holdings, LLC and 18,750,000 shares of Series C Preferred Stock held in his name that will convert into 18,750,000 shares of common stock upon the filing of this registration statement
(4)	Includes 20,000 shares held in his name and 17,290,850 are held by S&T Quin Family Limited Partnership, in which Shaun Quin has voting and disposition control.
(5)	Includes 15,000,000 shares of common stock held by Stewards Investment Capital Limited, in which Glen Steward and Bilal Adam have voting and disposition control. Also includes 4,000,000 shares of common stock and 4,000,000 shares of common stock that may be acquired from warrants, 37,020,000 shares of Series A Preferred Stock that may convert into 37,020,000 shares of common stock held by Forfront Capital, in which Glen Steward, Bilal Adam and Nathaniel Tsang Mang Kin have voting and disposition control.
(6)	Rocco Trotta has voting and dispositive control over these shares.

Certain Relationships and Related Transactions

The following is a summary of transactions since the periods ended December 31, 2024 and 2023 to which we have been a party in which the amount involved exceeded the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our then directors, executive officers or holders of more than 5% of any class of our stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest. See also “Executive Compensation” for additional information regarding compensation of related parties.

 On May 31, 2023, the Company entered into an acquisition and financing agreement between the principals of FAVO Group and Stewards Investment Capital Limited. As part of the acquisition, the principals of FAVO Group transferred 100% of their membership interest in Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC into FAVO Capital Inc.

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On May 31, 2023, we entered into an acquisition and financing agreement between the principals of FAVO Group LLC and Stewards Investment Capital Limited. As part of the acquisition, the principals of FAVO Group transferred 100% of their membership interest in Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC into our company. As consideration for the transfer, we agreed to pay a purchase price of $14,200,000 in cash, Senior Secured Notes and Common Stock. We raised the financing for this transaction by selling 18 million shares of our Series A Preferred Stock at $0.25 for total of $4,500,000. Out of this $5 million, $ 4,500,000 million cash has been to the principles of FAVO Group for the transfer of their membership. Half of this financing was paid on the closing date of this transaction. The remaining $2,000,000 was paid as follows: $1,250,000 on August 31, 2023, and the remaining $750,000 on October 26, 2023.

The Company currently has an outstanding debt note from its acquisition of the FAVO Group of Companies, dated June 1, 2023, in the aggregate principal face value amount of $4,700,000, which requires payments of $1,500,000 on May 31, 2024, which has been made, $1,600,000 due on May 31, 2025, and the final payment due on May 31, 2026 for $1,600,000. The interest rate per annum is variable on the three payments of 6%, 3% and 1%, respectively.

Effective June 1, 2023, we entered into a consulting agreement with Favo Holdings, LLC to provide management consulting services to our company in exchange for monthly payments of $85,000.

DESCRIPTION OF CAPITAL STOCK

We are offering shares of common stock in this offering at an assumed public offering price of $[•] per share. These shares are being issued pursuant to an underwriting agreement between us and the underwriter. You should review the underwriting agreement filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the applicable terms and conditions.

This description is intended as a summary and is qualified in its entirety by reference to our amended and restated articles of incorporation (our “Articles”) and amended and restated bylaws, which are filed, or incorporated by reference, as exhibits to the registration statement of which this prospectus forms a part and to the applicable provisions of Nevada law.

Authorized Capital

Our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $0.0001 per share and 100,000,000 shares of preferred stock, par value $0.0001 per share, with 81,250,000 shares designated as Series A preferred stock and 18,750,000 shares designated as Series C Preferred Stock. As of February 13, 2025, there were 99,479,734 shares of Common Stock outstanding, 37,020,000 shares of Series A preferred stock outstanding and 18,750,000 shares of Series C Preferred Stock outstanding.

Common Stock

The following is a summary of the material rights and restrictions associated with our Common Stock.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. All outstanding, shares of common stock are fully paid and nonassessable and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of cumulative voting, conversion, or pre-emptive or other subscription rights. There is no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in any of our assets remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

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Preferred Stock

The following is a summary of the material rights and restrictions associated with our Preferred Stock.

We are authorized to issue 100,000,000 shares of preferred stock, $0.0001 par value per share. Pursuant to our Articles, the Board is authorized to authorize and issue preferred stock and to fix the designations, preferences and rights of the preferred stock pursuant to a board resolution without further stockholder authorization. Our Board may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our Common Stock, diluting the voting power of our Common Stock, impairing the liquidation rights of our Common Stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of our Common Stock.

Series A Preferred Stock

Under the Certificate of Designation, filed on June 5, 2023, holders of Series A Preferred Stock are entitled to a liquidation preference of $0.25 per share, the Stated Value of the preferred stock, over our common stock and Series C Preferred Stock in the event of a dissolution, liquidation or winding up of the company.

After twenty-four months, each share of Series A Preferred Stock may be converted into shares of common stock, the number of which is determined according to the following formula, subject to adjustments for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events: Conversion Amount ($0.25) / Conversion Price ($0.25).

In connection with any conversion, each holder of Series A Preferred Stock is subject to a beneficial ownership limitation of 9.99% of our outstanding common stock, unless approved by the Board of Directors in the case where 9.99% is exceeded.

The holders of Series A Preferred Stock vote together with the holders of Common Stock, the Series C Preferred Stock and any other class or series of stock entitled to vote thereon as a single class on an as converted basis.

Each holder shall be entitled to receive an annual dividend of six percent (6%) of the Stated Value times the number of Preferred Shares held by such holder payable on a quarterly basis beginning at the end of the Company’s fiscal quarter following the original issue date. Dividends on the Preferred Shares are payable, at the Company's option, in (a) cash or (b) shares of the Company's Common Stock or a combination thereof.

The Company may, in its sole discretion, elect to redeem all or a portion of the outstanding Preferred Shares at the Redemption Amount. As used herein, the term “Redemption Amount” shall equal the Stated Value. If the Company does not redeem all of the outstanding Preferred Shares, but instead opts for a partial redemption, it must be done in at least $250,000 increments and for every $250,000 redeemed the Company will issue to the Holder a warrant to purchase 1,000,000 shares of the Company’s Common Stock at an exercise price of $0.25 share.

On November 27, 2023, the Company elected to increase its authorized shares of Series A preferred shares from 20,000,000 shares to 81,250,000 shares.

Series C Preferred Stock

Each share of Series C Preferred Stock shall have a par value of $0.0001 per share. The Series C Preferred Stock shall vote on any matter that may from time to time be submitted to the Company’s shareholders for a vote, on a 25 for one basis. If the Company effects a stock split which either increases or decreases the number of shares of Common Stock outstanding and entitled to vote, the voting rights of the Series A shall not be subject to adjustment unless specifically authorized.

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Each share of Series C Preferred Stock shall be convertible into 1 shares of Common Stock (“Conversion Ratio”), at the option of a Holder, at any time and from time to time, from and after the issuance of the Series C Preferred Stock. Each share of Series C Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Series C Conversion Price upon the earlier of (i) except as provided in the designation, the Corporation’s sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended; (ii) a liquidation, dissolution or winding up of the Corporation but subject to the stated liquidation; or (iii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series C Preferred Stock.

Subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the holders of shares of Series C Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, upon any payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, as and if declared by the Board of Directors, as if the Series C Preferred Stock had been converted into Common Stock.

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the holders of the Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the price per share actually paid to the Corporation upon the initial issuance of the Series C Preferred Stock (each, the “the Original Issue Price”) for each share of Series C Preferred Stock then held by them, plus declared but unpaid dividends. Unless the Corporation can establish a different Original Issue Price in connection with a particular sale of Series C Preferred Stock, the Original Issue Price shall be $0.0001 per share for the Series C Preferred Stock. If, upon the occurrence of any liquidation, dissolution or winding up of the Corporation, the assets and funds thus distributed among the holders of the Series C Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of the Series A Preferred Stock and the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the entire assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of the each series of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

The Series C Preferred Stock shares are nonredeemable other than upon the mutual agreement of the Company and the holder of shares to be redeemed, and even in such case only to the extent permitted by this Certificate of Designation, the Corporation’s Articles of Incorporation and applicable law.

On May 31, 2023, the holder of the Series C Preferred Stock mutually agreed with Shaun Quin, current President and Glen Steward, current Chief Strategy Officer and as per the Master Acquisition Agreement, that upon the filing of the S-1 Registration and the public sale of the company’s common shares, that the Series C Preferred Shares will be redeemed and converted to common stock and split pro-rata amongst these Directors. The pro-rata split was agreed as such. Vincent Napolitano will hold 55.25% ownership; Shaun Quin will hold 29.75% ownership, and Glen Steward will hold 15% ownership of the converted Series C Preferred Stock to common shares of the company, which can be held in their personal names or transferred to an entity of their choosing.

Therefore, increasing the shareholding of Vincent Napolitano by 10,359,375 shares of common stock, Shaun Quin, through his nominated entity S & T Quin Family Limited Partnership by 5,578,125 shares of common stock and Glen Steward, through his nominated entity Stewards Investment Capital by 2,812,500 shares of common stock.

On November 22, 2023, the Board elected to decrease its authorized shares of Series C preferred shares from 25,000,000 shares down to 18,750,000 shares.

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Dividends

We have not paid any cash dividends to our shareholders. The declaration of any future cash dividends is at the discretion of our Board and depends upon our earnings, if any, our capital requirements and financial position, and general economic conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Incentive Plan

On August 21, 2024, our Board of Directors approved the adoption of the Favo Capital, Inc. 2024 Equity Incentive Plan (the “Incentive Plan”). The purpose of the Incentive Plan is to foster and promote the Company’s long-term financial success and increase stockholder value by motivating performance through incentive compensation. The Incentive Plan is intended to encourage participants to acquire and maintain ownership interests in the Company and to attract and retain the services of talented individuals upon whose judgment and special efforts the successful conduct of our business is largely dependent.

A total of 20,000,000 shares of common stock are reserved and may be issued under the Incentive Plan. The Incentive Plan provides for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, stock units, performance shares, performance units and other securities to our employees, officers, directors and consultants.

The Incentive Plan became effective upon its approval by the stockholders holding the majority of the voting power on August 21, 2024, and, unless earlier terminated, will continue until August 21, 2034. No securities have yet been issued under the Incentive Plan.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Articles of Incorporation and Our Bylaws.

Provisions of our amended and restated articles of incorporation, and our amended and restated bylaws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Calling of Special Meetings of Stockholders.

Our Bylaws provide that special meetings of the stockholders, unless otherwise prescribed by statute, may be called by the Company’s President or the Secretary by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. The request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted.

Removal of Directors; Vacancies. Vacancies in the Board of Directors including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the stockholders. The holders of two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously.

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Amendment of Bylaws. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote for the election of directors of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting. The Board of Directors by a majority vote of the whole Board at any meeting may amend the Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors.

Transfer Agent and Registrar

ClearTrust, LLC, 16540 Pointe Village Dr. Suite 210 Lutz, FL 33558 +1 813-235-4490 www.cleartrustonline.com.

Reverse Stock Split

On December 4, 2024, our stockholders approved a reverse stock split within the range of 1-for-5 to 1-for-100 of our issued and outstanding shares of common stock and authorized the Board, in its discretion to determine the final ratio in connection with the reverse stock split upon receipt of a market effective date from FINRA. The reverse stock split will not impact the number of authorized shares of common stock which will remain at 500,000,000 shares. The share and per share information in this prospectus do not reflect the proposed reverse stock split of the issued and outstanding shares of our common stock to occur on or immediately following the effective date of the Registration Statement of which this prospectus forms a part. All outstanding shares of our Series C Preferred Stock will be converted into shares of our common stock prior to us effecting this reverse split and accordingly all of our outstanding equity securities will be subject to the reverse split. This prospectus will be amended by an amendment to this Registration Statement to reflect the reverse stock split ratio and the effect of such reverse stock split.

UNDERWRITING

The representative is acting as the sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, the underwriters named below, through the representative, have severally agreed to purchase, and we have agreed to sell to the underwriters, the following respective number of shares set forth opposite the underwriter’s name.

Underwriters	Number of Shares
D. Boral Capital Securities, LLC
Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative” or “D. Boral,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares of common stock covered by the representative’s over-allotment option described below.

The underwriters initially propose to offer part of the shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $[*] per share under the public offering price. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representative.

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Over-Allotment Option

We have granted to the representative an option, exercisable within 45 days after the closing of this offering, to purchase up to an additional 15% of the total number of shares to be offered at the initial public offering price, less underwriting discounts and commissions. The representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common stock offered by this prospectus.

Discount, Commissions and Reimbursements

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the representative’s option to purchase up to additional shares.

	Per Share		No Exercise		Full Exercise
Public offering price	$	[*]	$	[*]	$	[*]
Underwriting discounts and commissions to be paid by us	$	[*]	$	[*]	$	[*]
Proceeds, before expenses, to us	$	[*]	$	[*]	$	[*]

We have agreed to be responsible for and to pay all expenses relating to the offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the securities with the SEC; (b) all fees and expenses relating to the listing of the Common Stock on a national exchange, if applicable; (c) all fees, expenses and disbursements relating to the registration or qualification of the securities under the “blue sky” securities laws of such states and other jurisdictions as D. Boral may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be D. Boral’s counsel) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the securities under the securities laws of such foreign jurisdictions as D. Boral may reasonably designate; (e) the costs of all mailing and printing of the offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to D. Boral; (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of the offering by FINRA; (i) up to $20,000 of D. Boral’s actual accountable road show expenses for the offering; (j) the $29,500 cost associated with D. Boral’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (k) the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000; and (l) the fees for D. Boral’s legal counsel, in an amount not to exceed $175,000.

If the offering is not consummated, then the maximum amount we will pay with respect to D. Boral’s external counsel legal costs is $50,000. We have paid $30,000 to D. Boral as an advance to be applied towards reasonable out-of-pocket expenses (the “Advance”). Any portion of the Advance shall be returned back to us to the extent not actually incurred.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximate $[*].

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Bridge Financing

Other than the underwriting agreement and what follows, the underwriters have had no material relationship with us or any of our affiliates and have not owned any of our securities prior to this offering.

On December 11, 2024, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional and accredited investors (the “Investors”) for the sale by the Company in a private placement of 8 million units (each a “Unit”). Each Unit was priced at $0.25 per Unit and consists of one share of common stock, one pre-funded warrant to purchase a number of shares of common stock equal to three-two hundredths (3/200ths) of a share of common stock (a “Pre-Funded Warrant”) and one warrant to purchase one share of common stock (a “Warrant”).

The Pre-Funded Warrants included in the Units are exercisable at an exercise price per share of $0.0001 and one-sixth (1/6th) of the warrant shares issuable may be exercised by the holder at any time or times on or after the date that is six months from the issuance date and one-sixth (1/6th) of the warrant shares issuable may be exercised each month thereafter until the Company’s common stock shall have been uplisted to a national exchange.

The Warrants included in the Units are exercisable at a price of $0.40 per share and expire five years from the date of issuance.

The shares of common stock are offered together with the Pre-Funded Warrants and Warrants, but the securities comprising the Units were issued separately and will be separately transferable.

In connection with the private placement, we entered into Registration Rights Agreements with the investors to register the shares of common stock in the Units with the SEC.

The closing of the offering occurred on December 11, 2024. The Company estimates that the net proceeds from the sale of the Units was approximately $2 million after deducting the placement agent fees and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes, servicing interest on debt, and expenses for uplisting to a national exchange.

The securities issued in the offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and until so registered the securities may not be offered or sold absent registration or availability of an applicable exemption from registration.

On May 30, 2024, the Company entered into an engagement agreement (the “Placement Agent Agreement”) with D. Boral (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as placement agent for the issuance and sale of the Units. The Company has agreed to pay the Placement Agent an aggregate fee equal to 10.0% of the gross proceeds received by the Company from the sale of the Units in the offering. The Company will also reimburse the Placement Agent for its expenses up to $50,000.

The Purchase Agreement and the Placement Agent Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company, the Investors and the Placement Agent, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement and the Placement Agent Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

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Determination of Offering Price

Before this offering, there has been a limited public market for our common stock. Accordingly, the public offering price will be negotiated between us and the representative. Among the factors to be considered in these negotiations are:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	the prospects for our Company and the industry in which we operate;

•	an assessment of our management;

•	our past and present financial and operating performance;

•	our prospects for future earnings;

•	financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;

•	the prevailing conditions of United States securities markets at the time of this offering; and

•	other factors deemed relevant.

Neither we nor D. Boral can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Underwriters’ Warrants

We have agreed to issue warrants to the representative to purchase a number of shares of Common Stock equal to 3% of the aggregate proceeds sold in this offering at an exercise price per share equal to 125.0% of the public offering price per share sold in this offering. The underwriters’ warrants will be exercisable at any time and from time to time, in whole or in part, during the five-year period commencing on the effective date of the offering. The underwriters’ warrants also provide for piggyback registration rights, Black Scholes change in control provisions and customary anti-dilution provisions and adjustments in the number and price of such warrants and the shares underlying such warrants resulting from corporate events which would include dividends, reorganizations, mergers, etc. and future issuance of Common Stock or Common Stock equivalents at prices or with exercise and/or conversion prices below the offering price as permitted under FINRA Rule 5110(f)(2)(G).

The underwriters’ warrants and the underlying shares may be deemed to be compensation by FINRA and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the underwriters’ warrants nor any of our shares of Common Stock issued upon exercise of the underwriters’ warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement date of sales in this offering, subject to certain exceptions. The underwriters’ warrants to be received by the representative and related persons in connection with this offering fully comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

71

Lock-up Agreements

Each of our officers, directors, and significant shareholders, agrees that, without the prior written consent of the underwriter, it will not, for a period of 180 days after the date of this prospectus (the “Lock-Up Period”), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, subject to customary exceptions.

Tail Period

D. Boral shall be entitled to a cash fee equal to eight percent (8.0%) of the gross proceeds received by the Company from the sale of any equity and/or equity derivative instruments to any investor actually introduced by D. Boral to the Company during the period beginning on [*], 2025 and ending on the earlier of (i) [*], 2025, or (ii) the final closing, if any, of the Offering (the “Engagement Period”) (a “Tail Financing”) and such Tail Financing is consummated during the Engagement Period or within twelve (12) month period following the expiration of the Engagement Period, provided that such financing is by a party actually introduced to the Company in an offering in which we have direct knowledge of such party’s participation.

Right of First Refusal

Until twelve (12) months from the closing date of this offering, D. Boral shall have an irrevocable right of first refusal, in its sole discretion, to act as sole investment banker, sole book-runner, and/or sole placement agent, for all each and every future public and private equity and debt offerings, including all equity-linked financings (each, a “Subject Transaction”) of the Company. D. Boral will have the sole right to determine whether or not any other broker-dealer will have the right to participate in any such offering and the economic terms of any such participation. We agreed not to retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a subject transaction without the express written consent of D. Boral.

Stabilization, Short Positions, and Penalty Bids

The underwriters may engage in stabilizing transactions for the purpose of pegging, fixing, or maintaining the price of our Common Stock. Stabilizing transactions permit bids to purchase the underlying Common Stock so long as the stabilizing bids do not exceed a specific maximum. These stabilizing transactions may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of our Common Stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that stabilizing transactions may have on the price of our Common Stock. These transactions may be affected on the Nasdaq Capital Market, in the over-the-counter market, or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters also may engage in passive market-making transactions in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker must display its bid at a price, not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these transactions or that any transactions, once commenced will not be discontinued without notice.

72

Electronic Offer, Sale, and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of our shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Nasdaq Listing

In connection with this offering, we have applied to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “FAVO”. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our common stock will be approved for listing on Nasdaq.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain civil liabilities arising under the Securities Act or to contribute to payments that the underwriters may be required to make for these liabilities.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

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Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation, or each, a Relevant Member State, an offer to the public of any shares of our Common Stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Common Stock may be made at any time under the following exemptions under the Prospectus Regulation, if they have been implemented in that Relevant Member State:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of our Common Stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Common Stock to be offered so as to enable an investor to decide to purchase any shares of our Common Stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Common Stock in, from or otherwise involving the UK.

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Hong Kong

Shares of our Common Stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to shares of our Common Stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Common Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Common Stock.

Accordingly, the shares of Common Stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Common Stock may not be circulated or distributed, nor may the shares of our Common Stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Common Stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired shares of our Common Stock under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

75

INTERESTS OF NAMED EXPERTS AND COUNSEL

None.

EXPERTS

The Company’s financial statements for the year ended December 31, 2023, and December 31, 2022, included in this Prospectus have been audited by Turner, Stone and Company, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The Doney Law Firm will provide opinions regarding the validity of the shares of our common stock offered pursuant to this Prospectus. The address of the Doney Law Firm is 4955 S. Durango Rd. Ste. 165, Las Vegas, NV 89113. Winston & Strawn LLP is acting as counsel for the underwriter with respect to the offering.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION OF SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada corporate law and our bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the SEC. The SEC’s website contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov.

We have filed a registration statement on Form S-1 with the SEC under the Securities Act of 1933, as amended, with respect to the securities offered in this prospectus. This prospectus, which is filed as part of a registration statement, does not contain all of the information set forth in the registration statement, some portions of which have been omitted in accordance with the SEC’s rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document that is filed as an exhibit to the registration statement of which this prospectus is a part.

76

77

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Favo Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Favo Capital, Inc. and its subsidiaries (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years ended December 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses from operations and negative cash flows from operating activities, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.

We have served as the Company’s auditor since 2024. Dallas, Texas

February 13, 2025

F-1

FAVO CAPITAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash	$1,147,295	$455,682
Advance receivables (net of allowance for credit losses of $ 16,102,278, 10,842,493 as at December 31, 2023 and December 31, 2022, respectively)	15,281,941	16,126,733
Due from related party	759	940,000
Other current assets	126,599	170,351
Total current assets	16,556,594	17,692,766

NON-CURRENT ASSETS:
Fixed assets, net of accumulated depreciation	120,683	125,137
Operating lease right of use asset, net	314,970	383,477
Other assets	2,288	19,445
Total non-current assets	437,941	528,059

TOTAL ASSETS	$16,994,535	$18,220,825

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	652,462	589,394
Notes payable, related party	1,500,000	2,696,000
Syndicate payable	5,072,691	1,444,731
Due to related party	122,437	3,140
Operating lease obligation - current	88,009	88,009
Total current liabilities	7,435,599	4,821,274

NON-CURRENT LIABILITIES:
Operating lease obligation - noncurrent	229,848	294,362
Other non-current liabilities	45,400	59,699
Due to related party	4,700,000	—
Notes payable	25,163,642	24,403,470
Total non-current liabilities	30,138,890	24,757,531

TOTAL LIABILITIES	$37,574,489	$29,578,805

Commitments and Contingencies

STOCKHOLDERS’ DEFICIT

Series A Preferred stock, par value $0.0001 per share; 81,250,000 shares authorized; 28,420,000 shares issued and outstanding as of December 31, 2023 and 0 as at December 31, 2022, respectively	2,842	—
Series C Preferred stock, par value $0.0001 per share; 18,750,000 shares authorized; 18,750,000 shares issued and outstanding as of December 31, 2023 and 25,000,000 as at December 31, 2022, respectively	1,875	2,500
Common stock, par value $0.0001 per share; 500,000,000 shares authorized; 87,554,734 and 22,954,734 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	8,755	2,295
Subscription receivable	(3,020,831)	—
Paid in Capital	9,154,182	6,357,859
Accumulated deficit	(26,726,777)	(17,720,634)
Total stockholders' deficit	(20,579,954)	(11,357,980)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$16,994,535	$18,220,825

The accompanying notes are an integral part of these consolidated financial statements

F-2

FAVO CAPITAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2023	2022
Revenue
Financing fees	$11,800,228	$14,867,330
	11,800,228	14,867,330

Cost of revenue
Cost of sales	3,497,364	5,751,919
	3,497,364	5,751,919

Gross profit	8,302,864	9,115,411

Operating expenses
General and Administrative expenses	5,318,338	3,986,776
Bad debt and allowance for credit losses	5,561,517	7,521,126
Professional fees	1,728,146	599,790
Total operating expense	12,608,001	12,107,692

Gain on sale of property	—	55,686
Loss from operations	(4,305,137)	(2,936,595)

Interest expense	(3,350,913)	(3,093,911)
Loss on write down of investment	(17,157)	(135,125)
Gain on PPP loan forgiveness	—	112,500
Total other income (expenses)	(3,368,070)	(3,116,536)

Net loss	$(7,673,207)	$(6,053,131)

Preferred shares interest expense	(147,955)	—

Net loss to common shareholders	(7,821,162)	(6,053,131)

Net loss per common share – basic and diluted	$(0.11)	$(0.26)
Weighted average common shares outstanding – basic and diluted	68,039,666	22,632,679

The accompanying notes are an integral part of these consolidated financial statements

F-3

FAVO CAPITAL, INC.

CONSOLDIATED STATEMENT OF STOCKHOLDERS’ (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Series C Preferred Stock		Series A Preferred Stock		Common Stock
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Pain in Capital	Subscription receivable	Accumulated Deficit	Total Stockholders' Deficit

Balance - December 31, 2021	25,000,000	$2,500			22,104,734	$2,210	$5,970,444	—	$(11,561,614)	$(5,586,460)
										—
Common stock issued for services	—	—	—	—	850,000	$85	$387,415	—	—	$387,500
Retained earnings Distribution	—	—	—	—	—	—	—	—	(105,889)	(105,889)
Net loss	—	—	—	—	—	—	—	—	$(6,053,131)	$(6,053,131)
Balance - December 31, 2022	25,000,000	$2,500	—	$—	22,954,734	$2,295	$6,357,859	—	$(17,720,634)	$(11,357,980)

Preferred stock conversion	(6,250,000)	$(625)	—	—	25,000,000	$2,500	$(1,875)	—	—	—
Shares issued in common control acquisition.	—	—	—	—	20,000,000	$2,000	$4,998,000	—	—	$5,000,000
Adjustment to equity for common control transaction.	—	—	—	—	—	—	(14,200,000)	—	—	(14,200,000)
Retained earnings Distribution	—	—	—	—	—	—	—	—	(1,184,982)	(1,184,982)
Common stock issued for services	—	—	—	—	17,200,000	$1,720	$4,298,280	—	—	$4,300,000
Issuance of common stock for the promissory note extension	—	—	—	—	2,400,000	240	599,760	—	—	600,000
Preferred Stock issuances	—	—	28,420,000	$2,842	—	—	$7,102,158	—	—	$7,105,000
Preferred shares interest expense	—	—	—	—	—	—	—	—	(147,955)	(147,955)
Subscription Receivable	—	—	—	—	—	—	—	$(3,020,831)	—	(3,020,831)
Net loss	—	—	—	—	—	—	—	—	(7,673,207)	$(7,673,207)
Balance - December 31, 2023	18,750,000	$1,875	28,420,000	$2,842	87,554,734	$8,755	$9,154,182	(3,020,831)	$(26,726,777)	$(20,579,954)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

FAVO CAPITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022
OPERATING ACTIVITIES:
Net loss	$(7,821,162)	$(6,053,131)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on investment	17,157	135,125
Bad debt expense and allowance for credit losses	5,561,517	7,521,126
Common stock issued for services	1,279,170	387,500
Finance charges for extension of promissory note	600,000	—
Operating lease ROU asset amortization	68,507	58,234
Gain on sale of assets	—	(55,686)
Depreciation expense	44,643	34,612
Gain on PPP loan forgiveness	—	(112,500)
Changes in assets and liabilities
Advances receivable	(4,716,726)	(5,775,747)
Due from related party	939,241	(436,705)
Other current assets	43,753	(118,522)
Other non-current assets	—	624,943
Accounts payable and accrued liabilities	63,068	90,060
Syndicate payable	3,627,960	1,444,731
Operating lease obligation	(64,514)	(59,340)
Due to related party	119,297	(826,992)
Other non-current liabilities	(14,299)	(12,972)
NET CASH USED IN OPERATING ACTIVITIES	$(252,388)	$(3,155,264)

INVESTING ACTIVITIES:
Fixed asset purchases	(40,189)	30,572
NET CASH USED IN INVESTING ACTIVITIES	$(40,189)	$30,572

FINANCING ACTIVITIES:
Proceeds from preferred stock issuance	7,105,000	—
Cash paid in common control transaction	(4,500,000)	—
Proceeds from notes payable related party	1,366,000	7,557,000
Payments made against notes payable related party	(2,562,000)	(6,994,000)
Proceeds from notes payable	875,402	1,975,845
Payments made against notes payable	(115,230)	(283,284)
Retained earnings distribution	(1,184,982)	(105,889)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$984,190	$2,149,672
NET CHANGE IN CASH	691,613	(975,020)

CASH – BEGINNING OF PERIOD	455,682	1,430,702
CASH – END OF PERIOD	$1,147,295	$455,682
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid for interest	3,349,561	3,072,538
Cash paid for income taxes	—	—
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Conversion of series C preferred stock	2,500	—
Common Stock issued in common control acquisition	5,000,000	—
Issuance of note payable in common control acquisition	4,700,000	—
Issuance of common stock for promissory note extension	600,000	—

The accompanying notes are an integral part of these consolidated financial statements.

F-5

FAVO CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and basis of accounting

Favo Capital, Inc. was incorporated as Beeston Enterprises Ltd. (“the Company”) on July 12, 1999 under the laws of the State of Nevada. The Company changed its name to Favo Capital, Inc. on March 02, 2021, which was then declared effective by the Financial Industry Regulatory Authority (“FINRA”). Previously, the Company was an exploration stage company engaged in the search of mineral deposits that could be developed to a state of a commercially viable producing mine. The Company has two divisions with a dual investment strategy consisting of:

1. Merchant Cash Advance Division - Providing Small and Medium Sized Businesses with capital through Merchant Cash Advances (“MCA’s”). The majority of the portfolio will be invested in the MCA Business.

2. Real Estate Holdings Division – The objective is to engage in various Real Estate Holdings that can provide durable, predictable cash flow to the Company. The Company will focus on Value-Add & Opportunistic Real Estate. These investments may include development or redevelopment projects, repositioning of an asset and could include making physical improvements to a property that will allow for higher Company returns.

On March 2, 2021, we changed our name from Favo Realty, Inc. to Favo Capital, Inc.

On May 31, 2023, we entered into an acquisition agreement with the principals of FAVO Group LLC. As part of the acquisition, the principals of FAVO Group transferred 100% of their membership interest in Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC into our company. As consideration for the transfer, we agreed to pay a purchase price of $14,200,000 in cash, Senior Secured Notes and Common Stock. We raised the financing for this transaction by selling 18 million shares of our Series A Preferred Stock at $0.25 for total of $4,500,000. $4,500,000 in cash has been paid to the principles of FAVO Group for the transfer of their membership. $2,500,000 of this was paid on the closing date of this transaction. The remaining $2,000,000 was paid as follows: $1,250,000 on August 31, 2023, and the remaining $750,000 on October 26, 2023.

On June 7, 2023, we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase our authorized shares of preferred stock from 25,000,000 shares to 50,000,000 shares, par value $0.0001 per share. The Amendment did not increase our authorized shares of common stock, which remained at 500,000,000 shares, par value $0.0001 per share.

On November 27, 2023, we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase our authorized shares of preferred stock from 50,000,000 shares to 100,000,000 shares, par value $0.0001 per share. The Amendment did not increase our authorized shares of common stock, which remained at 500,000,000 shares, par value $0.0001 per share.

On November 22, 2023, we elected to decrease our authorized shares of Series C preferred shares from 25,000,000 shares down to 18,750,000 shares.

On November 27, 2023, we elected to increase our authorized shares of Series A preferred shares from 20,000,000 shares up to 81,250,000 shares.

The accompanying financial statements are prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”).

F-6

Note 2- Going Concern

The accompanying consolidated financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has positive working capital of $9,120,995 for the year ended December 31, 2023, revenue for the year ended December 31, 2023 of $11,800,228, a net loss of $7,673,207 and negative cash generated from operating activities of $252,388 for the year ended December 31, 2023. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The Company has however established ongoing source of revenues but currently not sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. Management of the Company is making efforts to increase its revenue and raise additional funding until a registration statement relating to an equity funding facility is in effect. While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital or be successful in the development and commercialization of the products it develops or initiates collaboration agreements thereon. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 3 – Summary of significant accounting policies

Principles of Consolidation

The Company prepares its consolidated financial statements on the accrual basis of accounting. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Favo Group LLC, FAVO Group Human Resources LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC with effect from January 1, 2022. All intercompany accounts, balances and transactions have been eliminated in the consolidation as at December 31, 2023 and December 31, 2022.

Revenue Recognition

The Company’s main source of revenue is through Agreements for the Purchase and Sale of Future Receivables/Receipts, commonly referred to as a Merchant Cash Advance. Under the Contract, the Company will agree to purchase a specified amount of the Customer’s future receipts/receivables (the “Purchased Amount”) at a discount, in return for providing the Customer with upfront proceeds (the “Purchase Price”). The Customer is then contractually required to pay the cash related to the future receivables/receipts based on an estimated period and agreed-upon % of the Customer’s future receivables/receipts that the Customer collects. The difference between the Purchased Amount that the Customer will repay, and the discounted Purchase Price amount that the Company pays for the future receivables/receipts, is considered the “Discount”, which reflects the significant collection risk incurred by the Company for its purchase of future receivables/receipts. These purchase of future receivables arrangements do not constitute a revenue contract under ASC 606 "Revenue from Contracts with Customers". Accordingly, the Company accounts for them in accordance with ASC 310 "Receivables"

The Company recognizes revenue on remittances collected by applying the contractual discount to allocate the remittance against the initial principal held as a receivable and revenue. All upfront income from fees, such as origination and processing fees are booked as income on a straight-line method over the initial period of the contract. The same applies to all direct costs incurred upon the execution of the contract, which primarily consists of commissions paid to the Company’s internal sales team or external partners for sourcing the Contract.

As of December 31, 2023, and 2022, deferred commissions cost included within account receivables was $919,280 and $1,234,134, respectively. Similarly, deferred origination fees included within account receivables was $335,679 and $258,164 as of the years ended December 31, 2023, and 2022, respectively.

F-7

Property, equipment and leasehold improvements.

Property, equipment and leasehold improvements are stated at historical cost less accumulated depreciation and impairment. The historical cost of acquiring an item of property and equipment or undertaking leasehold improvements includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.

Credit Losses on Financial Instruments

For its financial instruments subject to credit risk, consisting of its receivables related to its MCA’s, the Company recognizes as an allowance its estimate of lifetime expected credit losses under the current expected credit loss (CECL) model of ASC 326. The approach is based on the Company's internal knowledge and historical default rates over the expected life of the receivables and is adjusted to reflect current economic conditions. This evaluation takes into account the customer's ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. If the expected financial condition of the Company’s customers were to improve, the allowances may be reduced accordingly.

Movement of Credit Losses for the Year:

	Year ended December 31, 2023	Year ended December 31, 2022
Balance, beginning of period	10,842,493	3,588,711
Current period provision	5,561,517	7,521,126
Write-offs	(301,732)	(267,344)
Recoveries	—
Balance, end of period	16,102,278	10,842,493

Prior to the adoption of CECL the Company based the allowance for credit losses on the status of each deal outstanding. Once a deal had entered a collection, default or legal status the risk of non-collection significantly increases. The Company would therefore recognize an allowance against the deal at this time.

Fair Value of Financial Instruments

ASC 825, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments. ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 - Quoted market prices available in active markets for identical assets or liabilities that the Company has access to at the measurement date.

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 - Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accrued liabilities, convertible note, notes payable, due to and from related parties and advanced receivables. Fair values were assumed to approximate carrying values for these financial instruments due to their short-term maturities.

F-8

Provision for Income Taxes

The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based upon the temporary differences between the consolidated financial statement and income tax bases of assets and liabilities using the enacted tax rates that are applicable in each year.

 The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions (“tax contingencies”). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely to be realized upon ultimate settlement.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and which may not accurately forecast actual outcomes. The Company includes interest and penalties related to tax contingencies in the provision of income taxes in the consolidated statements of operations. Given where the company is regarding profitability a full valuation allowance is booked against our deferred tax assets as it is uncertain when the carried forward loss could be utilized.

Estimates

The financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 2023 and 2022, and expenses for the years ended December 31, 2023 and 2022, and cumulative from inception. Actual results could differ from those estimates made by management.

Segment Reporting

The Company’s current source of revenue is from one main product, namely Merchant Cash Advances. Our revenue generation is limited to within the United States and although the Company is exploring alternative products to add to its alternative finance offering, none of these have been finalized yet.

Leases

The Company determines if an arrangement contains a lease at inception based on whether there is an identified property, plant or equipment and whether the Company controls the use of the identified asset throughout the period of use. Operating leases are included in the accompanying consolidated balance sheets. Operating lease right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease and are included in current and non-current liabilities. Operating lease ROU assets and lease liabilities are recognized at the lease inception date based on the present value of lease payments over the lease term discounted based on the more readily determinable of (i) the rate implicit in the lease or (ii) the Company’s incremental borrowing rate (which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease). Because the Company’s operating leases generally do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at lease commencement date for borrowings with a similar term.

The Company’s operating lease ROU assets are measured based on the corresponding operating lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs incurred and (iii) tenant incentives under the lease. The Company does not assume renewals or early terminations unless it is reasonably certain to exercise these options at commencement. The Company elected the practical expedient which allows the Company to not allocate consideration between lease and non-lease components. Variable lease payments are recognized in the period in which the obligation for those payments is incurred. In addition, the Company elected the practical expedient such that it does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less of all asset classes. Operating lease expense is recognized on a straight-line basis over the lease term.

F-9

Subsequent Event

The Company evaluated subsequent events through the date when financial statements are issued for disclosure consideration.

Adoption of Recent Accounting Pronouncements

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including the Company’s receivables for its MCA contracts. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost. Results for reporting periods beginning after January 1, 2023 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP

In November 2024, the Financial Account Standards Board (FASB), issued Accounting Standards Update (ASU) 2024-04, Debt-Debt with Conversions and Other Option. ASU 2024-04 is intended to clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

In November 2024, the Financial Account Standards Board (FASB), issued Accounting Standards Update (ASU) 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 is intended to improve disclosures about a public business entity’s expense and provide more detailed information to investors about the types of expenses in commonly presented expense captions. The amendments in this ASU are effective for the Company in fiscal 2028 on a retrospective basis, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

In March 2024, the United States Securities and Exchange Commission (SEC) issued Final Rulemaking Release No. 33-11275: The Enhancement and Standardization of Climate-Related Disclosures for Investors. This release is intended to improve consistency, completeness and transparency related to climate risks and events. The disclosure requirements related to this new rule will be phased in, and effective for the Company beginning in fiscal 2027 on a prospective basis. The Company is currently evaluating the potential impact of this release on its financial statements and disclosures.

In March 2024, the Financial Account Standards Board (FASB), issued Accounting Standards Update (ASU) 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards.  This ASU intends to provide an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. This ASU is effective for all public entities for annual reporting periods beginning after December 15, 2024, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

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In December 2023, the FASB, issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this ASU are effective for the Company in fiscal 2026 on a prospective basis, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

F-10

In December 2023, the FASB, issued ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. ASU 2023-08 is intended to is intended to improve the accounting for certain crypto assets by requiring an entity to measure those crypto assets at fair value each reporting period with changes in fair value recognized in net income. The amendments in this ASU are effective for the Company in fiscal 2026 on a prospective basis, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is intended to improve the disclosures about a public entity's reportable segments and address requests from investors for additional, more detailed information about a reportable segment's expenses. The amendments in this ASU are effective in fiscal 2025, on a retrospective basis, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its financial statements and disclosures.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This ASU covers a variety of codification topics, and the effective date for each amendment will be the date on which the SEC‘s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently evaluating the potential impact of this guidance on its disclosures.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 4 – FAVO Group Acquisition

On May 31, 2023, the Company entered into an acquisition with the principals of FAVO Group LLC. As part of the acquisition, the principals of FAVO Group transferred 100% of their membership interest in Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC into FAVO Capital Inc. Stewards Investment Capital Limited will also serve on the advisory board for a 3 year term and for this will receive 15,000,000 shares of the Company’s common stock.

As consideration for the acquisition, the Company will pay $14,200,000 in cash, Senior Secured Notes and equity to an entity (FAVO Holdings LLC) owned by the previous members, namely Shaun Quin and Vincent Napolitano.

The Company raised the financing for this transaction by selling 18 million shares of its Series A Preferred Stock at $0.25 for total of $4,500,000. $4,500,000 in cash has been paid to the principals of FAVO Group for the transfer of their membership. $2,500,000 of this financing was paid on the closing date of this transaction. The remaining $2,000,000 was paid as follows: $1,250,000 on August 31, 2023 and the remaining $750,000 on October 26, 2023.

As the Company and the FAVO Group of companies were under common control at the time of the FAVO Group acquisition, the acquisition was deemed to be a transaction under common control under ASC 805, “Business Combinations.” Therefore, we accounted for this transaction at the carrying amount of the net assets acquired and the results of operations have been combined for FAVO Capital and (Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC) from the date of common control. At time of acquisition Vincent Napolitano and Shaun Quin combined held 76% of the Company’s common stock and Vincent Napolitano held 18,750,000 of the Company’s series C preferred stock. As at June 30, 2023 post the acquisition Vincent Napolitano and Shaun Quin combined held 56% of the Company’s common stock and Vincent Napolitano held 18,750,000 of the Company’s series C preferred stock

F-11

The ownership of the entities at the time of the acquisition was as follows:

Entity	Vincent Napolitano	Shaun Quin	FAVO Group LLC
FAVO Group LLC	65%	35%
FAVO Group Human Resources LLC		1%	99%
FAVO Funding LLC	65%	35%
Honeycomb Sub Fund LLC	65%	35%
FORE Funding LLC	65%	35%
FORE Funding CA LLC	65%	35%
FAVO Funding CA LLC	65%	35%

As a result of the acquisition, the prior period consolidated financial statements for the periods in which the entities under common control have been adjusted. Accordingly, the Company’s prior period consolidated financial statements from the date of common control under FAVO have been adjusted to include the financial information of all the entities for that same period. The $14.2 million consideration has been adjusted in equity given it’s a common control transaction.

Assets acquired and liabilities assumed are reported at their historical carrying amounts. The balance sheets of the Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC as at when common control was established have been included in the Consolidated balance sheet of the Company, following are the assets acquired and liabilities assumed:

Current assets	18,075,101
Fixed assets	85,771
Other non current assets	779,512
Total Assets	18,940,384

Current liabilities	316,130
Other liabilities	2,943,005
Long term liabilities	19,723,409
Total liabilities	22,982,544

Net liabilities	(4,042,160)

Post acquisition the Company’s organizational structure is as follows.

The acquisition further enhances the funding capabilities of the Company as a direct to merchant funder and reduced costs by internalizing the management company. Through the acquisition, the Company also now has an internal sales department that can be leveraged to fund more internal deals. The acquisition also gave the Company access to a larger capital pool, given the FAVO Group of companies already had raised a substantial amount of capital.

F-12

Note 5 – Fixed Assets

At December 31, 2023 and 2022, fixed assets consisted of the following:

	December 31, 2023			December 31, 2022
	Cost	Accumulated depreciation	Net Book Value	Cost	Accumulated depreciation	Net Book Value
Computers	$64,615	$44,111	$20,504	$33,415	$20,012	$13,403
Furniture and Fixtures	14,802	2,767	12,035	14,802	2,161	12,641
Office Equipment	34,721	7,053	27,668	25,732	6,132	19,600
Vehicles	90,285	40,629	49,657	90,285	22,571	67,714
Leasehold improvements	13,871	3,052	10,819	13,872	2,093	11,779
	218,295	97,612	120,683	178,105	52,969	125,137

Depreciation expense for the years ended December 31, 2023 and 2022 was $44,643 and $34,612, respectively. The Company evaluates the recoverability of the carrying value of equipment when events and circumstances indicate that such assets might be impaired. There were no such charges during the year ended December 31, 2023.

Note 6 – Related Party Transactions

During the year ended December 31, 2023 and 2022 the Company incurred costs of $510,000 and $0 under the management agreement between FAVO Holdings LLC and the Company.

During the year ended December 31, 2023 and 2022 the Company paid interest on the notes payable of $268,825 and $175,058 to FAVO Holdings LLC.

During the year ended December 31, 2023 and 2022 the Company paid expenses on behalf of FAVO Holdings LLC in the amount of $5,945 and $0 respectively. As at December 31, 2023 and 2022 $135 and $0 remained outstanding.

On July 07, 2023, the Company issued 15,000,000 shares of common stock to a Stewards Investment Capital Limited based on their advisory board agreement.

During the year ended December 31, 2023 Stewards Investment Capital Limited received compensation of $120,000 for advisory board services.

Executive compensation

For the year ended December 31, 2023 and 2022 compensation to executives of the Company was $1,581,979 and $1,417,044, respectively. Below is the details by Executive.

	December 31, 2023		December 31, 2022
	Non - Equity	Equity	Non - Equity	Equity
CEO - Vincent Napolitano	$879,018	—	$819,562	—
President - Shaun Quin	$538,963	—	$426,775	—
CFO - Vaughan Korte	$163,998	—	$170,707	200,000 shares of common stock at 50c per share
Total	$1,581,979	—	$1,417,044	—

Non- Equity compensation includes payroll, compensation under management agreements, vehicle allowance, fuel and medical expenses.

F-13

Note 7 – Notes payable – related party

During the year ended December 31, 2023 and 2022 the Company received $1,366,000 and $7,557,000 from its revolving note agreement with FAVO Holdings and paid back $2,562,000 and $6,994,000, respectively. The balance due on this note as at December 31, 2023 and 2022 was $1,500,000 and $2,696,000 respectively.

During the year ended December 31, 2023 and 2022, the Company had notes receivable of $0 and $940,000 from FAVO Holdings LLC, respectively.

Note 8 – Notes payable

During the years ended December 31, 2023, the Company issued $4,700,000 to FAVO Holdings LLC in senior secured notes associated with the FAVO Group acquisition.

As of December 31, 2023 and 2022, the total outstanding notes was $31,363,642 and $27,099,470, respectively.

Note 9 – Operating lease

On November 25, 2020, the Company entered into an office lease agreement with AM Property Holding II Corp, agent for 1025 II, LLC. The Company moved into suite 311 on the third floor of the building located at 1025 Old Country Road, Westbury, New York. On September 15, 2021, the Company ended the aforementioned lease agreement and entered into a new lease agreement with the existing landlord and moved into Suite 421 on the fourth floor of the same building.. The lease accrues interest based on a weighted average interest rate of 5.52% and a weighted average lease term 72 months.

The following table presents the Company’s ROU assets and lease liabilities as of December 31, 2023, and December 31, 2022:

Lease Classification	December 31, 2023	December 31, 2022
ROU Assets:
Operating	$314,970	$383,477
Total ROU assets	$314,970	$383,477
Liabilities
Current:
Operating	$88,009	$88,009
Noncurrent:
Operating	229,848	294,362
Total lease liabilities	$317,857	$382,371

Maturity of Lease Liabilities	Operating
2024	$86,458
2025	89,766
2026	92,144
2027	86,554
Total lease payments	354,922
Less: Interest	37,065
Present value of lease liabilities	$317,857

F-14

Schedule of weighted average remaining lease term and discount rate

	Years emded December 31,
	2023	2022
Operating leases:
Weighted average remaining lease term (years)	4	5
Weighted average discount rate	5.52%	5.52%

Note 10 – Income taxes

The Company provides for income taxes under FASB ASC 740, Accounting for Income Taxes. FASB ASC 740 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect currently.

FASB ASC 740 requires the reduction of deferred tax assets by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to 100% of the deferred tax asset has also been recorded resulting in no net deferred tax asset. The cumulative deferred tax asset which is calculated by multiplying a 21% estimated tax rate by the cumulative net operating loss (NOL) adjusted for the following items:

For the year ended December 31,	2023	2022
Book loss for the year	$(7,673,207)	(6,053,131)

Adjustments:
Charitable Contribution	8,921	7,942
Depreciation expense	44,643	34,612
Meals and Entertainment	46,526	58,410

Tax loss for the year	(7,573,387)	(5,952,167)

Estimated effective tax rate	21%	21%
Deferred tax asset	$(1,590,411)	(1,249,955)

Details for the years are as follows:

For the year ended December 31,	2023	2022
Deferred tax asset	$1,590,411	1,249,955
Valuation allowance	(1,590,411)	(1,249,955)
Current taxes payable	—	—
Income tax expense	$—	—

These NOLs do not expire and may be used to offset future taxable income, subject to applicable tax laws and limitations. The Company’s current carried forward NOL is $13,737,709.

The Company do not have any uncertain tax positions as of December 31, 2023.The Company has no unrecognized tax benefits as of December 31, 2023. The Company does not anticipate any significant changes to unrecognized tax benefits within the next 12 months. The Company’s policy is to record interest and penalties related to income tax matters in income tax expense.

F-15

Note 11 – Stockholders Equity

Common Stock

On March 8, 2021 the Company authorized the issuance of 800,000 restricted shares of Common Stock to two (2) persons for services valued at $336,000 or $0.42 per share.

On June 30, 2021 the Company authorized the issuance of 750,000 restricted shares of Common Stock to two (2) persons for services valued at $315,000 or $0.42 per share.

On August 05, 2021, the holder of the August 08, 2020 convertible note in the amount of $110,000, elected to convert their entire note into 218,916 shares of common stock.

On October 15, 2021, the Company issued 50,000 shares of common stock to a consultant for services valued at $31,500. On October 25, 2021, the Company issued 100,000 shares of common stock to a consultant for services valued at $63,000.

On May 6, 2022, the Company issued 400,000 shares of common stock to consultant for services valued at $200,000

On July 13, 2022, the Company issued 100,000 shares of common stock to a consultant for services valued at $50,000. On that same date, the Company issued another 100,000 shares of common stock to a consultant for services valued at $50,000. On September 13, 2022 the Company issued 250,000 shares of common stock to a consultant for services valued at $87,500.

On May 31, 2023, pursuant to Certificate of Designation for the Series C Preferred Stock, Mr. Vincent Napolitano converted 6,250,000 Series C Preferred shares into 25,000,000 common shares at par value $0.0001 of FAVO Capital Inc.

On July 01, 2023, the Company issued 1,600,000 shares of common stock to a consultant for services valued at $400,000,

On July 07, 2023, the Company issued 15,000,000 shares of common stock to a consultant for services valued at $3,750,000

On July 14, 2023, the Company issued 400,000 shares to another consultant for services valued at $100,000.

On July 07, 2023, the Company issued another 20,000,000 shares of common stock to Favo Holdings, LLC in accordance with the FAVO Group Acquisition. On the same date, the Company also issued a further 2,400,000 shares to LIRO Holdings LCC in lieu of the promissory note extension.

On December 05, 2023, the Company issued 200,000 shares to a third party for services valued at $50,000.

As of December 31, 2023 and 2022, 87,554,734 and 22,954,734 shares of common stock with par value of $0.0001 remains outstanding, respectively.

F-16

Preferred Stock

Series C Preferred Stock

On December 6, 2018 the Company created 25,000,000 shares of Series C Preferred Stock, out of the 25,000,000 shares that were already authorized. On that same date, the Company issued 25,000,000 shares of the Series C preferred stock to David Lazar, Chief Executive Officer for a promissory note valued at $25,000 and for services valued at $173,056. On December 12, 2018, Custodian Ventures, LLC sold the 25,000,000 shares of Series C Preferred Stock to Vincent Napolitano as part of a change of control.

The following is a description of the material rights of our Series C Preferred Stock:

Each share of Series C Preferred Stock shall have a par value of $0.0001 per share. The Series C Preferred Stock shall vote on any matter that may from time to time be submitted to the Company’s shareholders for a vote, on a 25 for one basis. If the Company effects a stock split which either increases or decreases the number of shares of Common Stock outstanding and entitled to vote, the voting rights of the Series C shall not be subject to adjustment unless specifically authorized.

Each share of Series C Preferred Stock shall be convertible into 1 shares of Common Stock (“Conversion Ratio”), at the option of a Holder, at any time and from time to time, from and after the issuance of the Series C Preferred Stock.

F-17

Subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the holders of shares of Series C Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, upon any payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, as and if declared by the Board of Directors, as if the Series C Preferred Stock had been converted into Common Stock.

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the holders of the Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the price per share actually paid to the Corporation upon the initial issuance of the Series C Preferred Stock (each, the “the Original Issue Price”) for each share of Series C Preferred Stock then held by them, plus declared but unpaid dividends. Unless the Corporation can establish a different Original Issue Price in connection with a particular sale of Series C Preferred Stock, the Original issue price shall be $0.0001 per share for the Series C Preferred Stock. If, upon the occurrence of any liquidation, dissolution or winding up of the Corporation, the assets and funds thus distributed among the holders of the Series C Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the entire assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of the each series of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

The Series C Preferred Stock shares are nonredeemable other than upon the mutual agreement of the Company and the holder of shares to be redeemed, and even in such case only to the extent permitted by this Certificate of Designation, the Corporation’s Articles of Incorporation and applicable law.

Series C Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price of the Series C Preferred Stock by the Series C Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion.

Each share of Series C Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Series C Conversion Price in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), the Corporation’s sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended; (ii) a liquidation, dissolution or winding up of the Corporation as defined in section 2(c) above but subject to any liquidation preference required by section 2(a) above; or (iii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series C Preferred Stock.

On May 31, 2023, pursuant to Certificate of Designation for the Series C Preferred Stock, Mr. Vincent Napolitano converted 6,250,000 Series C Preferred shares into 25,000,000 common shares at par value $0.0001 of FAVO Capital Inc.

On June 1, 2023, FAVO Capital, Inc. (the “Company”) filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase the authorized shares of Preferred Stock of the Company (the “Amendment”). The Amendment increased the authorized shares of Preferred Stock the Company may issue from 25,000,000 shares to 50,000,000 shares of Preferred Stock, par value $0.0001 per share. The Amendment did not increase the Company’s authorized shares of Common Stock, which remains at 500,000,000 shares, par value $0.0001 per share. The Amendment was approved by the board of directors by unanimous written consent resolution dated May 31, 2023 signed by all the members of the board of directors. The Amendment was also approved by certain shareholders of the Company holding a majority of the total issued and outstanding voting shares of the Company by written consent resolution dated May 31, 2023.

F-18

On November 22, 2023, the Company elected to decrease its authorized shares of Series C preferred shares from 25,000,000 shares down to 18,250,000 shares.

As of December 31, 2023 and 2022, 18,750,000 shares of Series C preferred stock and 25,000,000 shares of preferred stock with par value of $0.0001 remains outstanding.

Series A Preferred Stock

On May 31, 2023, pursuant to Article III of our Articles of Incorporation, our Board of Directors voted to designate a class of preferred stock entitled Series A Preferred Stock, consisting of up 20,000,000 shares, par value $0.0001. Under the Certificate of Designation, filed on June 5, 2023, holders of Series A Preferred Stock are entitled to a liquidation preference of $0.25 per share, the Stated Value of the newly created preferred stock, over our common stock and Series C Preferred Stock in the event of a dissolution, liquidation or winding up of the company. The holders of Series A Preferred Stock vote together with the holders of Common Stock and any other class or series of stock entitled to vote thereon as a single class on an as converted basis. Each holder shall be entitled to receive an annual dividend of six percent (6%) of the Stated Value times the number of Preferred Shares held by such holder payable on a quarterly basis beginning at the end of the Company’s fiscal quarter following the original issue date. Dividends on the Preferred Shares are payable, at the Company's option, in (a) cash or (b) shares of the Company's Common Stock or a combination thereof. The Company may, in its sole discretion, elect to redeem all or a portion of the outstanding Preferred Shares at the Redemption Amount. As used herein, the term “Redemption Amount” shall equal the Stated Value. If the Company does not redeem all of the outstanding Preferred Shares, but instead opts for a partial redemption, it must be done in at least $250,000 increments and for every $250,000 redeemed the Company will issue to the Holder a warrant to purchase 1,000,000 shares of the Company’s Common Stock at an exercise price of $0.25 share.

Under the Certificate of Designation, filed on June 5, 2023, holders of Series A Preferred Stock are entitled to a liquidation preference of $0.25 per share, the Stated Value of the newly created preferred stock, over our common stock and Series C Preferred Stock in the event of a dissolution, liquidation or winding up of the company. The holders of Series A Preferred Stock vote together with the holders of Common Stock and any other class or series of stock entitled to vote thereon as a single class on an as converted basis. Each holder shall be entitled to receive an annual dividend of six percent (6%) of the Stated Value times the number of Preferred Shares held by such holder payable on a quarterly basis beginning at the end of the Company’s fiscal quarter following the original issue date. Dividends on the Preferred Shares are payable, at the Company's option, in (a) cash or (b) shares of the Company's Common Stock or a combination thereof. The Company may, in its sole discretion, elect to redeem all or a portion of the outstanding Preferred Shares at the Redemption Amount. As used herein, the term “Redemption Amount” shall equal the Stated Value. If the Company does not redeem all of the outstanding Preferred Shares, but instead opts for a partial redemption, it must be done in at least $250,000 increments and for every $250,000 redeemed the Company will issue to the Holder a warrant to purchase 1,000,000 shares of the Company’s Common Stock at an exercise price of $0.25 share.

On November 27, 2023, the Company elected to increase its authorized shares of Series A preferred shares from 20,000,000 shares to 81,250,000 shares.

From June 30, 2023 to December 5, 2023, the Company issued another 28,420,000 shares of Series A Preferred stock to

Forfront Capital, LLC in accordance with the FAVO Group Acquisition and additional investments.

As of December 31, 2023 and 2022, 28,420,000 shares of Series A preferred stock and 0 shares of Series A preferred stock with par value of $0.0001 remains outstanding, respectively.

F-19

Note 12– Subsequent Events

On January 1, 2024, the Company acquired the operations of Believe PMF EIRL, LLC and DBOSS Funding LLC for combination of cash and stock. The business operations include a call center in the Dominican Republic and a Sales Office based in Florida.

On January 18th, 2024, The Company’s board of directors appointed Mr. Glenn Steward, as a director of the Corporation.

On February 28, 2024, the Company issued 125,000 shares to Sebastian Darmodihardjo valued at $31,250.

On February 28, 2024, the Company issued 1,000,000 shares valued at $250,000 to Robin Paws as per the Asset Purchase Agreement for above mentioned acquisition.

On May 01, 2024, the Company issued 600,000 shares to Liro Holdings valued at $150,000.

On May 30, 2024, the Company signed an engagement agreement with the investment bank of EF Hutton LLC (“EF Hutton”), as book runner for a primary registration as the underwriter. The engagement agreement with EF Hutton also contemplates a private bridge financing under Regulation D of the Securities Act of 1933, as amended (the “Private Offering”), and the Corporation and EF Hutton previously adopted and approved transaction documents (the “Transaction Documents”) consisting of a Securities Purchase Agreement, Registration Rights Agreement, Pre-Funded Warrant and Warrant, with accompanying schedules and Risk Factors, for the Private Offering of an aggregate of up to $5,000,000 in units (the “Units”), which may be increased to $6,000,000 in Units in the discretion of the Board of the Corporation. Each Unit with a purchase price of $0.25 per Unit, shall consist of one share of common stock, one “Pre-Funded Warrant” to purchase a number of shares of Common Stock equal to three-two hundredths (3/200ths) of a share of common stock and one “Warrant” to purchase one share of common stock.

On June 18, 2024 the Company issued 600,000 shares of Series A Preferred stock to Forfront Capital, LLC as per the signed subscription agreement.

On July 22, 2024, the Company issued 200,000 shares to consultant for services valued at $50,000.

On October 18, 2024 the Company issued 5,000,000 shares of Series A Preferred stock to Forfront Capital, LLC as per the signed subscription agreement.

On October 21, 2024 the Company issued 3,000,000 shares of Series A Preferred stock to Forfront Capital, LLC as per the signed subscription agreement.

On December 04, 2024, the Company’s Board of Directors approved a reverse stock split of the Company’s issued and outstanding common stock within a range of 1 to 5 and 1 for 100. Date and final split to be determined by the Board of Directors.

As at December 13, 2024 D. Boral (previously known as EF Hutton) has delivered to the Corporation signed Transaction Documents under the Private Offering, consisting of 8,000,000 Units for $2,000,000 (at $0.25 per Unit), and the Corporation now desires to close the initial round of financing under the Private Offering.

On January 01, 2025 the Company issued Robin Paws 2,000,000 shares of common stock in line with the business purchase agreement.

F-20

FAVO CAPITAL, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash	$447,192	$1,147,345
Advance receivables ($48,891,809 less allowance for losses of $19,070,203 and deferred revenue of $14,377,586)	15,444,020	14,617,346
Prepaid expense	2,398,604	3,448,608
Other current assets	375,030	127,358
Total current assets	18,664,846	19,340,657

NON-CURRENT ASSETS:
Fixed assets, net of accumulated depreciation	190,651	120,683
Goodwill	1,605,008	—
Operating lease right of use asset, net	383,809	310,804
Other assets	371	177,288
Total non-current assets	2,179,839	608,774

TOTAL ASSETS	$20,844,685	$19,949,432

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	794,739	696,072
Due to non-related party	6,609,099	5,194,149
Operating lease obligation - current	134,278	88,117
Total current liabilities	7,538,117	5,978,338

NON-CURRENT LIABILITIES:
Operating lease obligation – noncurrent	260,991	233,742
Notes payable	36,428,859	31,363,642
Total non-current liabilities	36,689,850	31,597,384

TOTAL LIABILITIES	44,227,966	37,575,722

Commitments and Contingencies	—	—

STOCKHOLDERS’ DEFICIT

Series A Preferred stock, par value $0.0001 per share; 81,250,000 shares authorized; 29,020,000 shares issued and outstanding as of September 30, 2024, and December 31, 2023, respectively	2,902	2,842
Series C Preferred stock, par value $0.0001 per share; 18,750,000 shares authorized; 18,750,000 shares issued and outstanding as of September 30, 2024, and at December 31, 2023, respectively	1,875	1,875
Common stock, par value $0.0001 per share; 500,000,000 shares authorized; 89,479,734 and 87,554,734 shares issued and outstanding as of September 30, 2024, and December 31, 2023, respectively	8,948	8,756
Capital deficiency	(3,187,022)	(3,652,253)
Accumulated deficit	(20,209,984)	(13,987,510)
Total stockholders' deficit	(23,383,281)	(17,626,290)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$20,844,685	$19,949,432

The accompanying notes are an integral part of these consolidated financial statements.

F-21

FAVO CAPITAL, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenue
Financing fees	$3,079,438	$3,281,150	$9,488,403	$4,655,749
	3,079,438	3,281,150	9,488,403	4,655,749

Cost of revenue
Cost of sales	564,585	1,481,230	1,640,928	1,857,687
Provisions for loans receivable losses	—	—	—	—
	564,585	1,481,230	1,640,928	1,857,687

Gross profit	2,514,853	1,799,920	7,847,474	2,798,062

Operating expenses
Professional fees	614,229	523,323	1,920,154	681,969
General and Administrative expenses	3,017,120	2,336,540	8,560,882	3,384,759
Total operating expense	3,631,349	2,859,863	10,481,036	4,066,728

Loss from operations	(1,116,495)	(1,059,943)	(2,633,561)	(1,268,666)

Interest expense	(1,301,618)	(1,429,178)	(3,586,996)	(1,910,541)
Other expense	(233)	(43,955)	(1,917)	(52,010)
Total other expenses	(1,301,850)	(1,473,133)	(3,588,913)	(1,962,551)

Net loss from continuing operations	(2,418,346)	$(2,533,077)	$(6,222,474)	$(3,231,217
Net loss	$(2,418,346)	$(2,533,077)	$(6,222,474)	$(3,231,217)

Net loss per common share – basic and diluted	$(0.11)	$(0.01)	$(0.07)	$(0.12)
Weighted average common shares outstanding – basic and diluted	22,600,007	31,471,218	85,666,643	29,924,807

The accompanying notes are an integral part of these consolidated financial statements.

F-22

FAVO CAPITAL, INC.

CONSOLDIATED STATEMENT OF STOCKHOLDERS’ (DEFICIT)

(Unaudited)

	Series C Preferred Stock		Series A Preferred Stock		Common Stock
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit

Balance - December 31, 2023	18,750,000	$1,875	28,420,000	2,842	87,554,734	$8,756	$(3,652,253)	$(13,987,510)	$(17,626,290)
									—
Common stock issued for services	—	—	—	—	125,000	12	31,238	—	31,250
Common stock issued for acquisition	—	—	—	—	1,000,000	100	260,549	—	260,649
Effect of Acquisition	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(2,221,803)	(2,221,803)
Balance - March 31, 2024	18,750,000	$1,875	28,420,000	$2,842	88,679,734	$8,868	$(3,360,467)	$(16,209,312)	$(19,556,194)

Common stock subscription	—	—	—	—	60,000	60	299,940	—	300,000
Other equity adjustment	—	—	—	—	—	—	(176,475)	—	(176,475)
Net loss	—	—	—	—	—	—	—	(1,582,326)	(1,582,326)
Balance - June 30, 2024	18,750,000	1,875	28,420,000	2,842	89,279,734	8,928	(3,237,001)	(17,791,638)	(21,014,995)

Common stock issued for services	—	—	—	—	200,000	20	49,980	—	50,000
Preferred stock issued for services	—	—	600,000	60	—	—	—	—	60
Other equity adjustment
Net loss	—	—	—	—	—	—	—	(2,418,346)	(2,418,346)
Balance - September 30, 2024	18,750,000	1,875	29,020,000	2,902	89,479,734	8,948	(3,187,021)	(20,209,984)	(23,383,281)

	Series C Preferred Stock		Series A Preferred Stock		Common Stock
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit

Balance - December 31, 2022	25,000,000	$25,000	—	—	22,954,734	$22,954	$5,818,224	$(8,401,146)	$(2,534,968)
									—
									—
Net loss	—	—	—	—	—	—	—	(227,253)	(227,253)
Balance - March 31, 2023	25,000,000	$25,000	—	$—	22,954,734	$22,954	$5,818,224	$(8,628,399)	$(2,762,221)

Preferred stock conversion	(6,250,000)	(625)	—	—	25,000,000	2,500	(1,875)	—	—
Favo Acquisition and par value adjustment	—	(22,500)	10,000,000	1,000	—	(20,658)	(16,469,196)	—	(16,511,354)
									—

Net loss	—	—	—	—	—	—	—	(470,887)	(470,887)
Balance - June 30, 2023	18,750,000	$1,875	10,000,000	$1,000	47,954,734	$4,795	$(10,646,582)	$(9,099,285)	$(19,744,461)

Common Stock issued for services	—	—	—	—	39,400,000	3,940	3,580,715	—	3,580,715
Preferred stock issued	—	—	5,000,000	500	—	—	1,249,500	—	1,250,000

Net loss	—	—	—	—	—	—	—	(2,533,077)	(2,533,077)
Balance - September 30, 2023	18,750,000	1,875	15,000,000	1,500	87,354,734	8,735	(5,822,631)	(11,632,362)	(17,442,882)

The accompanying notes are an integral part of these consolidated financial statements.

F-23

FAVO CAPITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended September 30,
	2024	2023
OPERATING ACTIVITIES:
Net (loss)	$(6,222,474)	$(3,231,217)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation expense	46,919	33,688
Bad debt expense	3,019,052	2,825,136
Stock issued for services	631,311	3,601,395
Amortization of right of use asset	103,782	—

Changes in assets and liabilities
Advances receivable	(3,847,865)	(2,400,876)
Prepaid expenses and other assets	806,389	(3,876,795)
Due to related parties	—	22,534
Accounts payable and accrued liabilities	99,389	583,003
Loan payable – related party	6,213	(570,148)
Operating lease obligation	(103,378)	—
NET CASH USED IN OPERATING ACTIVITIES	(5,460,663)	(3,013,279)

INVESTING ACTIVITIES:
Fixed asset purchases	(71,896)	(3,625)
Purchase of business	(1,650,000)	—
NET CASH USED IN INVESTING ACTIVITIES	(1,721,896)	(3,625)

FINANCING ACTIVITIES:
Proceeds from notes payable	6,482,407	2,500,000
Common stock subscription	—	1,584,492
NET CASH PROVIDED BY FINANCING ACTIVITIES	6,482,407	4,084,492
NET CHANGE IN CASH	(700,153)	1,067,588

CASH – BEGINNING OF PERIOD	1,147,345	11,011
CASH – END OF PERIOD	$447,192	$1,078,599
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid for interest	—	—
Cash paid for income taxes	—	—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Note payable – FAVO Group Acquisition and financing	—	4,700,000

The accompanying notes are an integral part of these consolidated financial statements.

F-24

FAVO CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Organization and basis of accounting

Basis of Presentation and Organization

Favo Capital, Inc. was incorporated as Beeston Enterprises Ltd. (“the Company”) on July 12, 1999, under the laws of the State of Nevada. The Company changed its name to Favo Capital, Inc. on March 2, 2021, which was the market effective date established by the Financial Industry Regulatory Authority (“FINRA”). Previously, the Company was an exploration stage company engaged in the search of mineral deposits that could be developed to a state of a commercially viable producing mine.

Currently, the Company has two divisions with a dual investment strategy consisting of:

1. A Funding Division - Providing Small and Medium Sized Businesses with Funding Solutions through Merchant Cash Advances (“MCA’s”). The majority of the portfolio will be invested in the MCA Business.

2. Real Estate Holdings Division – The objective is to engage in various Real Estate Holdings that can provide durable, predictable cash flow to the Company. The Company will focus on Value-Add & Opportunistic Real Estate. These investments may include development or redevelopment projects, repositioning of an asset and could include making physical improvements to a property that will allow for higher Company returns.

On January 31, 2020, the Company disposed of Favo Blockchain Inc., its wholly owned subsidiary. The Company entered into a stock purchase agreement (the “Agreement”) with Basebay, LLC (“Basebay”). Pursuant to the agreements, the Company sold Favo Blockchain Inc., its wholly owned subsidiary, to Basebay, LLC. With this transaction, the Company no longer operates in the crypto-currency industry.

On March 2, 2021, the Company changed its name from Favo Realty, Inc. to Favo Capital, Inc. The Company also changed its office address to 1025 Old Country Road, Suite 311, Westbury, NY 11590.

On May 31, 2023, the Company entered into an acquisition and financing agreement between the principals of FAVO Group and Stewards Investment Capital Limited. As part of the acquisition, the principals of FAVO Group transferred 100% of their membership interest in Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC into our company. As consideration for the transfer, we agreed to pay a purchase price of $37,000,000 consisting of $14,200,000 in cash, Senior Secured Notes and Common Stock along with the assumption debt totaling $22,800,000. We raised the financing for this transaction by selling 20 million shares of our Series A Preferred Stock at $0.25 for total of $5,000,000. Half of this financing was paid on the closing date of this transaction. The remaining $2,500,000 was paid as follows: $1,250,000 on August 31, 2023, and the remaining $1,250,000 on October 26, 2023.

On June 7, 2023, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase the authorized shares of Preferred Stock of the Company. The amendment increased the authorized shares of Preferred Stock the Company may issue from 25,000,000 shares to 50,000,000 shares of Preferred Stock, par value $0.0001 per share. The Amendment did not increase the Company’s authorized shares of Common Stock, which remained at 500,000,000 shares, par value $0.0001 per share.

F-25

On November 27, 2023, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase the authorized shares of Preferred Stock of the Company. The amendment increased the authorized shares of Preferred Stock the Company may issue from 50,000,000 shares to 100,000,000 shares of Preferred Stock, par value $0.0001 per share. The Amendment did not increase the Company’s authorized shares of Common Stock, which remained at 500,000,000 shares, par value $0.0001 per share.

On November 22, 2023, the Company elected to decrease its authorized shares of Series C preferred shares from 25,000,000 shares down to 18,750,000 shares.

On November 27, 2023, the Company elected to increase its authorized shares of Series A preferred shares from 20,000,000 shares up to 81,250,000 shares.

On January 1, 2024, the Company completed the acquisition of the proprietary software platform and call center of LendTech CRM Solutions LLC, Believe PMF EIRL and DBOSS Funding, LLC in a common stock and cash deal for approximately $650,000, consisting of 1,000,000 shares of the Company’s restricted common stock valued at $0.25 per share or $250,000 on closing and a further 2,000,000 shares on each of the first and second anniversary of the closing date valued at $1,000,000 as well as $400,000 in cash. Based upon the timing of the Simplified Acquisition, the Company's consolidated financial statements for the three and six months ended June 30, 2024, reflect the results of Favo Capital for the portion of the period after the completion of the Simplified Acquisition. The Company's consolidated financial statements for the year ended December 31, 2023, do not reflect the results of Simplified.

On January 1, 2024, the Company assumed two office spaces located in the Dominican Republic as a result of the acquisition of the call center of Believe PMF EIRL, LLC and DBOSS Funding LLC. These two leases are month to month.

On January 1, 2024, the Company issued 1,000,000 shares to a third party for Simplified acquisition valued at $250,000.

On February 15, 2024, the Company filed with the Secretary of State of the State of Nevada Amended and Restated Articles of Incorporation.

On February 28, 2024, the Company issued 125,000 shares to a third party for services valued at $31,250.

On May 1, 2024, the Company issued 600,000 shares of common stock to a third party for services valued at $150,000.

On June 18, 2024, the Company issued 600,000 shares of series A preferred stock to a third party for a further investment of $150,000.

On July 19, 2024, the Company issued 200,000 shares of common stock to a third party for services valued at $50,000.

The accompanying financial statements are prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. Management of the Company is making efforts to raise additional funding until a registration statement relating to an equity funding facility is in effect. While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital or be successful in the development and commercialization of the products it develops or initiates collaboration agreements thereon. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

F-26

Note 2- Going Concern

The accompanying consolidated financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has recently established an ongoing source of revenues; however, it is currently not sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. Management of the Company is making efforts to increase its revenue and raise additional funding until a registration statement relating to an equity funding facility is in effect. While management of the Company believes that it will be successful in its capital formation and planned operating activities, there can be no assurance that the Company will be able to raise additional equity capital or be successful in the development and commercialization of the products it develops or initiates collaboration agreements thereon. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 3 – Summary of significant accounting policies

Principles of Consolidation

The Company prepares its consolidated financial statements on the accrual basis of accounting. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC, FC Sub Fund LLC and FAVO Funding CA LLC from May 31, 2023, as well as LendTech CRM Solutions LLC and Believe PMF EIRL from January 01, 2024. All intercompany accounts, balances and transactions have been eliminated in the consolidation as of September 30, 2024.

Revenue Recognition

Effective July 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers, as amended, using the modified retrospective method, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. There was no cumulative effect of adopting the new standard and no impact on our financial statements. The new standard provides a single comprehensive model to be used in the accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific guidance. The standard’s stated core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, ASC 606 includes provisions within a five-step model that includes identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when, or as, an entity satisfies a performance obligation.

Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment. The historical cost of acquiring an item of property and equipment includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.

Fair Value of Financial Instruments

ASC 825, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments. ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2024, and December 31, 2023.

F-27

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 - Quoted market prices available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 - Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accrued liabilities, convertible notes and notes payable. Fair values were assumed to approximate carrying values for these financial instruments due to their short-term maturities.

Business Combinations

We use the acquisition method of accounting for business combinations. Each acquired company’s operating results are included in our consolidated financial statements starting on the date of acquisition. The purchase price is equivalent to the fair value of consideration transferred. Goodwill is recognized for the excess of purchase price over the net fair value of tangible and intangible assets acquired and liabilities assumed. Contingent consideration, which is primarily based on the business achieving certain performance targets, is recognized at its fair value on the acquisition date, and changes in fair value are recognized in earnings until settled.  See Note 4, Business Combinations.

Leases

The Company determines if an arrangement is a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Right-of-use (ROU) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. ROU assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and exclude lease incentives and initial direct costs incurred, as applicable.

As the implicit rate in the Company’s leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The lease terms may include options to extend or terminate the lease when the Company is reasonably certain it will exercise such options. Lease costs for the Company’s operating leases are recognized on a straight-line basis over the reasonably assured lease term. Variable lease payments include lease operating expenses. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense is included in general and administrative expenses on the consolidated statements of operations.

The Company has elected to not separate lease and non-lease components for any leases within its existing classes of assets and, as a result, accounts for any lease and non-lease components as a single lease component. The Company has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

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Estimates

The financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of September 30, 2024, and December 31, 2023, and expenses for the nine months ended September 30, 2024 and 2023, and cumulative from inception. Actual results could differ from those estimates made by management.

Subsequent Event

The Company evaluated subsequent events through the date when financial statements are issued for disclosure consideration.

Adoption of Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

 Note 4 – Business Combinations

Goodwill

The Company records acquisitions under the acquisition method of accounting and allocates the purchase price to the assets and liabilities based upon their respective fair values as determined as of the acquisition date. Merger and acquisition costs are excluded from the purchase price as these costs are expensed for book purposes and amortized for tax purposes.

On January 1, 2024, the Company completed the acquisition of the proprietary software platform and call center of LendTech CRM Solutions LLC, Believe PMF EIRL, LLC and DBOSS Funding LLC in a common stock and cash deal for approximately $650,000, consisting of 1,000,000 shares of the Company’s restricted common stock valued at $0.25 per share or $250,000 on closing and a further 2,000,000 shares on each of the first and second anniversary of the closing date valued at $1,000,000 as well as $400,000 in cash. Based upon the timing of the Simplified Acquisition, the Company's consolidated financial statements for the six months ended June 30, 2024, reflect the results of Favo Capital for the portion of the period after the completion of the Simplified Acquisition. The Company's consolidated financial statements for the year ended December 31, 2023, do not reflect the results of Simplified.

The Company's fair value analysis contains assumptions based on past experience, reflects expectations of industry observers and includes judgments about future performance using industry normalized information. Using a residual method, any excess between the consideration paid and the fair value of net assets acquired was recorded as goodwill. The Company recorded goodwill on its books. Management believes that this acquisition provides the Company with an opportunity to benefit from acquired technology, customer relationships, technical knowledge and trade secrets.

The allocations presented in the table below are based upon management's estimate of the fair values using valuation techniques including income, cost and market approaches. The following preliminary purchase price allocations are based upon the valuation of assets and these estimates and assumptions are subject to change as the Company obtains additional information during the measurement period, which may be up to one year from the acquisition date. Differences between the preliminary and final valuation could be substantially different from the initial estimate.

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The total consideration paid in the Simplified Acquisition is summarized as follows:

Value of 5,0000,000 common shares issued to Favo Capital Shareholders	$1,250,000
Cash	400,000

Total consideration paid	$1,650,000

The total consideration paid was allocated to the fair value of the assets acquired as follows:

Property and equipment	$44,992
Goodwill	1,605,008

Total consideration allocated	$1,650,000

FAVO Group Asset Acquisition

On May 31, 2023, the Company entered into an acquisition and financing agreement between the principals of FAVO Group and Stewards Investment Capital Limited. As part of the acquisition, the principals of FAVO Group transferred 100% of their membership interest in Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC into FAVO Capital Inc. As consideration for the transfer, the Company will pay a purchase price of $37,000,000 consisting of $14,200,000 in cash, Senior Secured Notes and Common Stock along with the assumption debt totaling $22,800,000.

The Company will raise the financing for this transaction by selling 20 million shares of its Series A Preferred Stock at $0.25 for total of $5,000,000. $2,500,000 of this financing was paid on the closing date of this transaction. The remaining $2,500,000 was paid as follows: $1,250,000 on August 31, 2023, and the remaining $1,250,000 on October 26, 2023.

As the FAVO Capital Inc and the FAVO group of companies were under common control at the time of the FAVO Group Acquisition, the acquisition was deemed to be a transaction under common control under ASC 805, “Business Combinations.” Therefore, we accounted for this transaction at the carrying amount of the net assets acquired and the results of operations have been combined for the FAVO Capital and (Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC) from the date of common control, which was May 31, 2023.

Assets acquired and liabilities assumed are reported at their historical carrying amounts. The balance sheets of the Favo Group LLC, FAVO Group Human Resources, LLC, FAVO Funding LLC, Honeycomb Sub Fund LLC, FORE Funding LLC, FORE Funding CA LLC and FAVO Funding CA LLC on May 31, 2023, the date of acquisition, consisted of (in thousands):

Current assets	20,102,917
Fixed assets	67,714
Other non-current assets	194,445
Total Assets	20,365,076

Current liabilities	379,705
Other liabilities	5,719,855
Long term liabilities	23,699,470
Total liabilities	29,799,030

Net liabilities	(9,433,954)

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Note 5 – Related Party Transactions

During the year ended December 31, 2021, Favo Group paid company related expenses in the amount of $1,287,262 on behalf of the Company and advanced $33,500 in cash to the Company. During the same period, Company also repaid a total of $1,343,874 toward the outstanding balance of the notes payable to Favo Group. In addition, the Company incurred professional service fees consisting of commissions earned on funds raised by Favo Group LLC in the amount of $128,800 as well as a management fee of 20% of the profits earned by the Favo Group, LLC totaling $77,568. On June 30, 2021, Favo Group LLC transferred its entire interest in the aforementioned note of $600,960 to FAVO Holdings LLC thereby closing out that note and creating a new note payable to Favo Holdings LLC. As of December 31, 2022, and 2021, the Company owed a total of $0 on the aforementioned note to Favo Group LLC. The note payable to Favo Group consisted of amounts due to Favo Group, LLC for payment related to fixed assets, business development, accounting, transfer agent and legal fees.

During the year ended December 31, 2023, Favo Group paid company related expenses in the amount of $142,429.62 on behalf of the Company. As of September 30, 2024, and December 31, 2023, a total of $0 remained outstanding.

Note 6 – Operating lease

On November 25, 2020, the Company entered into an office lease agreement with AM Property Holding II Corp, agent for 1025 II, LLC. The Company moved into suite 311 on the third floor of the building located at 1025 Old Country Road, Westbury, New York. On September 15, 2021, the Company ended the aforementioned lease agreement and entered into a new lease agreement with the existing landlord and moved into Suite 421 on the fourth floor of the same building. The lease begins on but no earlier than November 1, 2021. The lease accrues interest based on a weighted average interest rate of 5.52% and a weighted average lease term 42 months.

DBOSS LLC was acquired by FAVO Capital on January 1st, 2024. The company entered into an office lease agreement with MYP Executive, LLC on June 12, 2020. The Company moved into a 1080 square foot office space located at 4300 N University Drive, Lauderhill, FL 33351. On June 30th, 2023, the Company ended the aforementioned lease agreement and entered into a new lease agreement with the existing landlord. The new lease began on July 1, 2023. The lease accrues interest based on a weighted average interest rate of 5.52% and a weighted average lease term 37 months.

On January 1, 2024, the Company assumed two office spaces located in the Dominican Republic as a result of the acquisition of the call center of Believe PMF EIRL, LLC and DBOSS Funding LLC. These two leases are month to month.

The following table presents the Company’s ROU assets and lease liabilities as of September 30, 2024, and December 31, 2023:

Lease Classification	30-Sep-24	31-Dec-23
ROU Assets:
Operating	$383,809	$310,804
Total ROU assets	$383,809	$310,804
Liabilities
Current:
Operating	$134,278	$86,467
Noncurrent:
Operating	260,991	233,742
Total lease liabilities	$395,269	$320,209

F-31

The maturity of the Company’s operating lease liabilities as of September 30, 2024, were as follows:

Maturity of Lease Liabilities	Operating
2024	$37,998
2025	153,505
2026	143,196
2027	94,090
Total lease payments	428,788
Less: Interest	33,519
Present value of lease liabilities	$395,269

Note 7 – Notes payable – related party

During the year ended December 31, 2021, Favo Group paid company related expenses in the amount of $1,287,262 on behalf of the Company and advanced $33,500 in cash to the Company. During the same period, Company also repaid a total of $1,343,874 toward the outstanding balance of the notes payable to Favo Group. In addition, the Company incurred professional service fees consisting of commissions earned on funds raised by Favo Group LLC in the amount of $128,800 as well as a management fee of 20% of the profits earned by the Favo Group, LLC totaling $77,568. On June 30, 2021, Favo Group LLC transferred its entire interest in the aforementioned note of $600,960 to FAVO Holdings LLC thereby closing out that note and creating a new note payable to Favo Holdings LLC.

As of September 30, 2024, and December 31, 2023, the Company owed a total of $0 on the aforementioned note to Favo Group LLC. The note payable to Favo Group consisted of amounts due to Favo Group, LLC for payment related to fixed assets, business development, accounting, transfer agent and legal fees.

Note 8 – Notes payable

During the year ended December 31, 2021, the Company received a total $1,993,000 in investor funds in the form of a note payable and repaid $27,123 in interest expense. The noted carry an interest rate of 12% and mature 18 months from the date of the notes.

On June 9, 2021, the Company replaced five debentures totaling $3,000,000 with a single note, debenture called 008. This note carries an interest rate of 14% and matures on June 9, 2023. This note has been extended until June 2026. During the year ended December 31, 2021, the Company repaid $342,775 of investor interest. During the year ended December 31, 2023, the Company repaid $25,000 of the notes payable and issued $7,750,000 in senior secured notes associated with the FAVO Group Acquisition as well as debt assumption of $23,713,642. As of September 30, 2024, and December 31, 2023, the outstanding notes totaled $36,428,859 and $31,363,642 respectively.

Note 9 – Stockholders Equity

Common Stock

On May 31, 2023, pursuant to Certificate of Designation for the Series C Preferred Stock, Mr. Vincent Napolitano converted 6,250,000 Series C Preferred shares into 25,000,000 common shares at par value $0.0001 of FAVO Capital Inc.

F-32

On July 1, 2023, the Company issued 1,600,000 shares of common stock to a consultant for services valued at $400,000,

On July 7, 2023, the Company issued 15,000,000 shares of common stock to a consultant for services valued at $3,750,000

On July 7, 2023, the Company issued 400,000 shares to another consultant for services valued at $100,000.

On July 7, 2023, the Company issued another 20,000,000 shares of common stock to Favo Holdings, LLC in accordance with the FAVO Group Acquisition. On the same date, the Company also issued a further 2,400,000 shares to LIRO Holdings LCC in lieu of the promissory note extension.

On December 5, 2023, the Company issued 200,000 shares to a third party for services valued at $50,000.

On January 1, 2024, the Company issued 1,000,000 shares to a third party for Simplified acquisition valued at $250,000.

On February 28, 2024, the Company issued 125,000 shares to a third party for services valued at $31,250.

On April 19, 2024, the Company issued 600,000 shares to an investor for shares valued at $150,000.

On July 19, 2024, the Company issued 200,000 shares to a third party for services valued at $50,000.

As of September 30, 2024, and December 31, 2023, 89,479,734 and 87,554,734 shares of common stock with par value of $0.0001 remains outstanding, respectively.

Preferred Stock

Series C Preferred Stock

On December 6, 2018, the Company created 25,000,000 shares of Series C Preferred Stock, out of the 25,000,000 shares that were already authorized. On that same date, the Company issued 25,000,000 shares of the Series C preferred stock to David Lazar, Chief Executive Officer for a promissory note valued at $25,000 and for services valued at $173,056. On December 12, 2018, Custodian Ventures, LLC sold the 25,000,000 shares of Series C Preferred Stock to Vincent Napolitano as part of a change of control.

The following is a description of the material rights of our Series C Preferred Stock:

Each share of Series C Preferred Stock shall have a par value of $0.0001 per share. The Series C Preferred Stock shall vote on any matter that may from time to time be submitted to the Company’s shareholders for a vote, on a 25 for one basis. If the Company effects a stock split which either increases or decreases the number of shares of Common Stock outstanding and entitled to vote, the voting rights of the Series A shall not be subject to adjustment unless specifically authorized.

Each share of Series C Preferred Stock shall be convertible into 1 shares of Common Stock (“Conversion Ratio”), at the option of a Holder, at any time and from time to time, from and after the issuance of the Series C Preferred Stock. Each share of Series C Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Series C Conversion Price in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), the Corporation’s sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended; (ii) a liquidation, dissolution or winding up of the Corporation as defined in section 2(c) above but subject to any liquidation preference required by section 2(a) above; or (iii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series C Preferred Stock.

F-33

Subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the holders of shares of Series C Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, upon any payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, as and if declared by the Board of Directors, as if the Series C Preferred Stock had been converted into Common Stock.

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the holders of the Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the price per share actually paid to the Corporation upon the initial issuance of the Series C Preferred Stock (each, the “the Original Issue Price”) for each share of Series A Preferred Stock then held by them, plus declared but unpaid dividends. Unless the Corporation can establish a different Original Issue Price in connection with a particular sale of Series C Preferred Stock, the original issue price shall be $0.001 per share for the Series C Preferred Stock. If, upon the occurrence of any liquidation, dissolution or winding up of the Corporation, the assets and funds thus distributed among the holders of the Series C Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of the Series A Preferred Stock and the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the entire assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of the each series of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

The Series C Preferred Stock shares are nonredeemable other than upon the mutual agreement of the Company and the holder of shares to be redeemed, and even in such case only to the extent permitted by this Certificate of Designation, the Corporation’s Articles of Incorporation and applicable law.

On May 31, 2023, pursuant to Certificate of Designation for the Series C Preferred Stock, Mr. Vincent Napolitano converted 6,250,000 Series C Preferred shares into 25,000,000 common shares at par value $0.0001 of FAVO Capital Inc.

On June 7, 2023, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase the authorized shares of Preferred Stock of the Company. The amendment increased the authorized shares of Preferred Stock the Company may issue from 25,000,000 shares to 50,000,000 shares of Preferred Stock, par value $0.0001 per share. The Amendment did not increase the Company’s authorized shares of Common Stock, which remained at 500,000,000 shares, par value $0.0001 per share.

On November 27, 2023, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase the authorized shares of Preferred Stock of the Company. The amendment increased the authorized shares of Preferred Stock the Company may issue from 50,000,000 shares to 100,000,000 shares of Preferred Stock, par value $0.0001 per share. The Amendment did not increase the Company’s authorized shares of Common Stock, which remained at 500,000,000 shares, par value $0.0001 per share.

On November 22, 2023, the Company elected to decrease its authorized shares of Series C preferred shares from 25,000,000 shares down to 18,750,000 shares.

As of September 30, 2024, and December 31, 2023, 18,750,000 shares of Series C preferred stock and 25,000,000 shares of preferred stock with par value of $0.0001 remains outstanding.

F-34

Series A Preferred Stock

Under the Certificate of Designation, filed on June 5, 2023, holders of Series A Preferred Stock are entitled to a liquidation preference of $0.25 per share, the Stated Value of the newly created preferred stock, over our common stock and Series C Preferred Stock in the event of a dissolution, liquidation or winding up of the company.

After twenty-four months, each share of Series A Preferred Stock may be converted into shares of common stock, the number of which is determined according to the following formula, subject to adjustments for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events: Conversion Amount ($0.25) / Conversion Price ($0.25).

In connection with any conversion, each holder of Series A Preferred Stock is subject to a beneficial ownership limitation of 9.99% of our outstanding common stock.

The holders of Series A Preferred Stock vote together with the holders of Common Stock, the Series C Preferred Stock and any other class or series of stock entitled to vote thereon as a single class on an as converted basis.

Each holder shall be entitled to receive an annual dividend of six percent (6%) of the Stated Value times the number of Preferred Shares held by such holder payable on a quarterly basis beginning at the end of the Company’s fiscal quarter following the original issue date. Dividends on the Preferred Shares are payable, at the Company's option, in (a) cash or (b) shares of the Company's Common Stock or a combination thereof.

The Company may, in its sole discretion, elect to redeem all or a portion of the outstanding Preferred Shares at the Redemption Amount. As used herein, the term “Redemption Amount” shall equal the Stated Value. If the Company does not redeem all of the outstanding Preferred Shares, but instead opts for a partial redemption, it must be done in at least $250,000 increments and for every $250,000 redeemed the Company will issue to the Holder a warrant to purchase 1,000,000 shares of the Company’s Common Stock at an exercise price of $0.25 share.

On November 27, 2023, the Company elected to increase its authorized shares of Series A preferred shares from 20,000,000 shares to 81,250,000 shares.

From June 30, 2023 to December 5, 2023, the Company issued 28,420,000 shares of Series A Preferred Stock to Forfront Capital, LLC in accordance with the FAVO Group Acquisition.

On June 18, 2024, the Company issued 600,000 shares of Series A Preferred Stock to Forfront Capital LLC for a further investment of $150,000.

As of September 30, 2024, and December 31, 2023, 29,020,000 shares of Series A Preferred Stock and 0 shares of Series A Preferred Stock with par value of $0.0001 remains outstanding, respectively.

Note 11– Subsequent Events

On Oct 21, 2024, the Company issued 8,000,000 Series A Preferred Shares to Forfront Capital LLC for the total investment of $2,000,000.

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FAVO CAPITAL, INC.

[*] SHARES OF COMMON STOCK

_____________________

PROSPECTUS

_____________________

[*], 2025

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

D. Boral

78

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION ON FEBRUARY 13, 2025

FAVO CAPITAL, INC.

Shares of Common Stock

This prospectus relates to [*] shares of common stock that may be sold from time to time by the selling stockholders named in this prospectus.

Our common stock is currently quoted on the OTC Pink Market operated by OTC Markets Group Inc. under the symbol “FAVO.” On February 12, 2025, the closing price of our common stock on OTC Pink Market was $0.59 per share. In connection with this offering, we have applied to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “FAVO”. No assurance can be given that our application will be approved or that the trading prices of our common stock on the OTC Pink market will be indicative of the prices of our common stock if our common stock were traded on the Nasdaq Capital Market.

Our public offering and this resale offering will be concurrent in that the selling stockholders may commence selling efforts at any time after the registration statement is declared effective. However, the closing of our public offering will not occur until one (1) or two (2) trading days after trading on Nasdaq commences, which is expected to occur on the trading day following the date that the registration statement is declared effective. The selling stockholders may sell their shares from time to time at the market price prevailing at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods. See “Plan of Distribution” for a more complete description of the ways in which the shares of common stock may be sold. We will not receive any proceeds from the sales of outstanding shares of common stock by the selling stockholders.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the material risks of investing in our securities under the heading “Risk Factors” beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2025

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The Offering

Shares offered by the selling stockholders:	This prospectus relates to [*] shares of common stock that may be sold from time to time by the selling stockholders named in this prospectus.
Shares to be outstanding after this offering (1):	[*] shares of common stock (or [*] shares if the underwriters exercise the over-allotment option in full).
Use of proceeds:	We will not receive any proceeds from the sales of outstanding shares by the selling stockholders.
Risk factors:	Investing in our common stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 15.
Trading market and symbol:	Our common stock is currently quoted on the OTC Pink Market under the symbol “FAVO.” In connection with our public offering, we intend to apply for the listing of our common stock on Nasdaq under the symbol “FAVO.” The closing of the public offering is contingent upon our uplisting to Nasdaq.

(1) The number of shares outstanding after this offering is based on 99,479,734 shares of common stock outstanding on February 13, 2025, but does not include:

•	20,000,000 shares of our common stock that were reserved for equity awards under our Favo Capital, Inc. 2024 Equity Incentive Plan adopted on August 21, 2024;
•	8,000,000 shares issuable upon exercise of warrants, with an initial exercise price of $0.40 per share;
•	37,020,000 shares issuable upon conversion of our outstanding Series A Preferred Stock; and
•	18,750,000 shares issuable upon conversion of our outstanding Series C Preferred Stock.

Please see “Description of Capital Stock” for additional details regarding our outstanding convertible securities. Upon filing of this registration all outstanding shares of our Series C Preferred Stock will convert into shares of our common stock.

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USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those restricted shares previously issued to the selling stockholders. In December 2024, we entered into securities purchase agreements with certain investors for the sale in a private placement of 8,000,000 units (each a “Unit”). Each Unit was priced at $0.25 per Unit and consists of one share of common stock, one “Pre-Funded Warrant” to purchase a number of shares of Common Stock equal to three-two hundredths (3/200ths) of a share of common stock and one “Warrant” to purchase one share of common stock.

The Pre-Funded Warrants included in the Units are exercisable at an exercise price per share of $0.0001 and one-sixth (1/6th) of the warrant shares issuable may be exercised by the holder at any time or times on or after the date that is six months from the issuance date and one-sixth (1/6th) of the warrant shares issuable may be exercised each month thereafter until the Company’s common stock shall have been uplisted to a national exchange.

The Warrants included in the Units are exercisable at a price of $0.40 per share and expire five years from the date of issuance.

The shares of common stock are offered together with the Pre-Funded Warrants and Warrants, but the securities comprising the Units were issued separately and will be separately transferable.

The closing of the offering occurred on December 11, 2024. The Company estimates that the net proceeds from the sale of the Units was approximately $2 million after deducting the placement agent fees and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes, servicing interest on debt, and expenses for uplisting to a national exchange.

In connection with the private placement, we signed a registration rights agreement to include the shares in a resale registration. We are registering the shares in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of these shares and except as stated in the table below, the selling stockholders have not had any material relationship with us within the past three years and based on the information provided to us by the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

The table below lists the selling stockholders and other information regarding the ownership of the shares by each of the selling stockholders. The second column lists the number of shares owned by each selling stockholder. The third column lists the shares being offered by this prospectus by the selling stockholders. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or any member of such group has the right to acquire within sixty (60) days of [*], 2025. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons, any shares that such person or persons has the right to acquire within sixty (60) days are deemed to be outstanding for such person but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

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The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Common Stock Beneficially Owned Prior to this	Number of Shares Being	Common Stock Beneficially Owned After this Offering
Name of Selling Stockholder	Offering	Offered	Shares	Percent (1)
MARGHERITA CACIOPPO TRUST IRRV U/A DTD 03/08/2019(2)	200,000	200,000	—	—
ROBERT & MARY RIVIERE	200,000	200,000	—	—
JORDAN G NAYDENOV	100,000	100,000	—	—
WILLIAM BATZER	100,000	100,000	—	—
JOHN M RANEY	400,000	400,000	—	—
DARREN BRUNGARDT	100,000	100,000	—	—
RICHARD JAFFE	100,000	100,000	—	—
BRIAN ESKIN	100,000	100,000	—	—
JAMES & NIDA GODFREY	100,000	100,000	—	—
THE LOVELY LIVING TRUST DTD 4/1/16(3)	100,000	100,000	—	—
RICHARD & FRANCES BATZER	100,000	100,000	—	—
RICHARD & WILLIAM BATZER	100,000	100,000	—	—
SHB EQUITIES LLC (4)	100,000	100,000	—	—
PULLIAM TRUST (5)	100,000	100,000	—	—
RONALD CHUPP	100,000	100,000	—	—
DANIEL L KOONS & MARGARET KOONS	200,000	200,000	—	—
DANIEL B KOONS & KIMBERLY A WROBEL	100,000	100,000	—	—
JEFFREY A NIEZGODA	200,000	200,000	—	—
GLEN SCHNEIDER	400,000	400,000	—	—
DANIEL L PASSACANTILLI	100,000	100,000	—	—
JAMES C GUMINA	100,000	100,000	—	—
MATTHEW J EAMES	100,000	100,000	—	—
JOHN DARGER	100,000	100,000	—	—
FORFRONT CAPITAL, LLC (6)	4,000,000	4,000,000	—	—
IVAN CAPLAN	400,000	400,000	—	—
HERBERT FAMILY TRUST DTD 07/05/2023	50,000	50,000	—	—
PETER V HOUMERE & SARAH W HOUMERE	50,000	50,000	—	—
BARRY KERN	100,000	100,000	—	—
DANIEL B. KOONS	100,000	100,000	—	—
Total	8,000,000	8,000,000	—	—

(1)	Applicable percentage ownership after this offering is based on 99,479,734 shares of common stock outstanding after the public offering. As noted above, for purposes of computing percentage ownership after this offering, we have assumed that all shares offered by the selling stockholders will be sold in this offering.
(2)	Antonio Cacioppo is the trustee and has voting and dispositive authority over these shares.
(3)	Douglas V. Lovely is the trustee and has voting and dispositive authority over these shares.
(4)	Henry Bergmann has voting and dispositive authority over these shares.
(5)	Gary P. Pulliam and Darlene A. Pulliam have voting and dispositive authority over these shares.
(6)	Forfront Capital, LLC is an affiliate shareholder and Glen Steward, our director, along with Nathaniel Tsang Mang Kin and Bilal Adam, have voting and dispositive authority over these shares.

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PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these shares of common stock by the selling stockholders and any of their transferees, pledgees, assignees, donees, and successors-in-interest from time to time after the date of this prospectus.

Our common stock is currently quoted on the OTC Pink Market. We intend to apply for the listing of our common stock on Nasdaq in connection with our public offering and the closing of such public offering is contingent upon our uplisting to Nasdaq. Our public offering and this resale offering will be concurrent in that the selling stockholders may commence selling efforts at any time after the registration statement of which this prospectus forms a part is declared effective. However, the closing of our public offering will not occur until one (1) or two (2) trading days after trading on Nasdaq commences, which is expected to occur on the trading day following the date that the registration statement is declared effective. The selling stockholders may sell their shares from time to time at the market price prevailing at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods.

A selling stockholder may use any one or more of the following methods when selling the securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

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The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares in block transactions to market makers or other purchasers at a price per share which may be below the then existing market price. We cannot assure you that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act, the Exchange Act and the rules and regulations of such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. The selling stockholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that any of the selling stockholders are deemed an affiliated purchaser or distribution participant within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a short sale is deemed to be a stabilizing activity, then the selling stockholders will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of our common stock.

If a selling stockholder notifies us that it has a material arrangement with a broker-dealer for the resale of the shares, then we would be required to amend the registration statement of which this prospectus is a part and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

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LEGAL MATTERS

The validity of the common stock covered by this prospectus will be passed upon by The Doney Law Firm.

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Securities and Exchange Commission Registration Fee	$
Transfer Agent Fees*	$
Accounting fees and expenses*	$
Legal fees and expenses*	$
Blue Sky fees and expenses*	$
Total*	$

* Estimated

Item 14. Indemnification of Directors and Officers.

The Nevada Revised Statutes limits or eliminates the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our bylaws include provisions that require the company to indemnify our directors or officers against monetary damages for actions taken as a director or officer of our Company. We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents for certain liabilities. Our articles of incorporation do not contain any limiting language regarding director immunity from liability.

The limitation of liability and indemnification provisions under the Nevada Revised Statutes and our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the common shares being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

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Item 15. Recent Sales of Unregistered Securities.

For the past three years, the Company has engaged in the following equity events:

On March 8, 2021, the Company authorized the issuance of 800,000 restricted shares of Common Stock to two (2) persons for services valued at $336,000 or $0.42 per share.

On June 30, 2021, the Company authorized the issuance of 750,000 restricted shares of Common Stock to two (2) persons for services valued at $315,000 or $0.42 per share.

On August 5, 2021, the holder of the August 8, 2020, convertible note in the amount of $110,000, elected to convert their entire note into 218,916 shares of common stock.

On October 15, 2021, the Company issued 50,000 shares of common stock to a consultant for services valued at $31,500.

On October 25, 2021, the Company issued 100,000 shares of common stock to a consultant for services valued at $63,000.

On May 6, 2022, the Company issued 500,000 shares of common stock to consultants for services valued at $250,000.

On July 13, 2022, the Company issued 100,000 shares of common stock to a consultant for services valued at $50,000.

On that same date, the Company issued another 100,000 shares of common stock to a consultant for services valued at $50,000.

On September 13, 2022, the Company issued 250,000 shares of common stock to a consultant for services valued at $87,500.

On May 31, 2023, pursuant to Certificate of Designation for the Series C Preferred Stock, Mr. Vincent Napolitano converted 6,250,000 Series C Preferred shares into 25,000,000 common shares at par value $0.0001 of FAVO Capital Inc.

On May 31, 2023, the holder of the Series C Preferred Stock mutually agreed with Shaun Quin, current President and Glen Steward, current Chief Strategy Officer and as per the Master Acquisition Agreement, that upon the filing of the S-1 Registration and the public sale of the company’s common shares, that the Series C Preferred Shares will be redeemed and converted to common stock and split pro-rata amongst these Directors. The pro-rata split was agreed as such. Vincent Napolitano will hold 55.25% ownership; Shaun Quin will hold 29.75% ownership, and Glen Steward will hold 15% ownership of the converted Series C Preferred Stock to common shares of the company, which can be held in their personal names or transferred to an entity of their choosing.

Therefore, increasing the shareholding of Vincent Napolitano by 10,359,375 shares of common stock, Shaun Quin, through his nominated entity S & T Quin Family Limited Partnership by 5,578,125 shares of common stock and Glen Steward, through his nominated entity Stewards Investment Capital by 2,812,500 shares of common stock.

On June 7, 2023, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase the authorized shares of Preferred Stock of the Company. The amendment increased the authorized shares of Preferred Stock the Company may issue from 25,000,000 shares to 50,000,000 shares of Preferred Stock, par value $0.0001 per share. The Amendment did not increase the Company’s authorized shares of Common Stock, which remained at 500,000,000 shares, par value $0.0001 per share.

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On July 1, 2023, the Company issued 1,600,000 shares of common stock to a consultant for services valued at $400,000.

On July 7, 2023, the Company issued 15,000,000 shares of common stock to a consultant for services valued at $3,750,000.

On July 7, 2023, the Company issued 400,000 shares of common stock to another consultant for services valued at $100,000.

On July 7, 2023, the Company issued another 20,000,000 shares of common stock to Favo Holdings, LLC in accordance with the FAVO Group Acquisition. On the same date, the Company also issued a further 2,400,000 shares to LIRO Holdings LCC in lieu of the promissory note extension.

On November 27, 2023, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation to increase the authorized shares of Preferred Stock of the Company. The amendment increased the authorized shares of Preferred Stock the Company may issue from 50,000,000 shares to 100,000,000 shares of Preferred Stock, par value $0.0001 per share. The Amendment did not increase the Company’s authorized shares of Common Stock, which remained at 500,000,000 shares, par value $0.0001 per share.

On November 29, 2023, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Certificate of Designation for the Series C Preferred Stock to decrease its authorized shares of Series C preferred shares from 25,000,000 shares down to 18,750,000 shares.

On November 29, 2023, the Company we filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Certificate of Designation for the Series A Preferred Stock to increase its authorized shares of Series A preferred shares from 20,000,000 shares to 81,250,000 shares.

On December 5, 2023, the Company issued 200,000 shares of common stock to a third party for services valued at $50,000.

From June 30, 2023, to December 5, 2023, the Company issued 28,420,000 shares of Series A Preferred stock to Forfront Capital, LLC in accordance with the FAVO Group acquisition.

On January 1, 2024, the Company issued 1,000,000 shares of common stock to a third party for the Simplified acquisition valued at $250,000.

On February 28, 2024, the Company issued 125,000 shares of common stock to a third party for services valued at $31,250.

On April 19, 2024, the Company issued 600,000 shares of common stock to an investor for shares valued at $150,000.

On June 18, 2024 the Company issued 600,000 shares of Series A Preferred stock to Forfront Capital, LLC as per the signed subscription agreement.

As of June 30, 2024, and December 31, 2023, 89,279,734 and 87,554,734 shares of common stock with par value of $0.0001 remains outstanding, respectively.

On July 24, 2024, the Company issued 200,000 shares to a third party for services valued at $50,000.

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On October 18, 2024 the Company issued 5,000,000 shares of Series A Preferred stock to Forfront Capital, LLC as per the signed subscription agreement.

On October 21, 2024 the Company issued 3,000,000 shares of Series A Preferred stock to Forfront Capital, LLC as per the signed subscription agreement.

In December 2024, we entered into securities purchase agreements with certain investors for the sale in a private placement of 8,000,000 units (each a “Unit”). Each Unit was priced at $0.25 per Unit and consists of one share of common stock, one “Pre-Funded Warrant” to purchase a number of shares of Common Stock equal to three-two hundredths (3/200ths) of a share of common stock and one “Warrant” to purchase one share of common stock.

The Pre-Funded Warrants included in the Units are exercisable at an exercise price per share of $0.001 and one-sixth (1/6th) of the warrant shares issuable may be exercised by the holder at any time or times on or after the date that is six months from the issuance date and one-sixth (1/6th) of the warrant shares issuable may be exercised each month thereafter until the Company’s common stock shall have been uplisted to a national exchange.

The Warrants included in the Units are exercisable at a price of $0.40 per share and expire five years from the date of issuance.

The shares of common stock are offered together with the Pre-Funded Warrants and Warrants, but the securities comprising the Units were issued separately and will be separately transferable.

The closing of the offering occurred on December 11, 2024. The Company estimates that the net proceeds from the sale of the Units was approximately $2 million after deducting the placement agent fees and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes, servicing interest on debt, and expenses for uplisting to a national exchange.

The securities described above were issued pursuant to the Favo Capital, Inc. 2022 Long Term Incentive Plan or in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipients of the securities in the transactions described above acquired the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. Appropriate legends were affixed to the instruments representing such securities issued in such transactions.

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Item 16. Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

Exhibit #	Exhibit Description	Incorporated by Reference Form	Date Filed	Exhibit #	To Be Filed By Amendment	File or Furnished Herewith

1.1	Form of Underwriting Agreement				X
2.1	Membership Interest Purchase Agreement, dated May 30, 2023, with FAVO Funding CA LLC				X
2.2	Membership Interest Purchase Agreement, dated May 30, 2023, with FAVO Funding LLC				X
2.3	Membership Interest Purchase Agreement, dated May 30, 2023, with FAVO Group Human Resources LLC				X
2.4	Membership Interest Purchase Agreement, dated May 30, 2023, with FAVO Group LLC				X
2.5	Membership Interest Purchase Agreement, dated May 30, 2023, with FORE Funding CA LLC				X
2.6	Membership Interest Purchase Agreement, dated May 30, 2023, with FORE Funding LLC				X
2.7	Membership Interest Purchase Agreement, dated May 30, 2023, with Honeycomb Sub Fund LLC				X
2.8	Asset Purchase Agreement, dated December 2023				X
3.1	Amended and Restated Articles of Incorporation of Favo Capital, Inc.				X
3.2	Amended and Restated Bylaws of Favo Capital, Inc.				X
3.3	Certificate of Designation for Series A Preferred Stock				X
3.4	Certificate of Designation for Series C Preferred Stock				X
3.5	Amended Certificate of Designation for Series C Preferred Stock				X
3.6	Second Amended Certificate of Designation for Series C Preferred Stock				X
3.7	Amended Certificate of Designation for Series A Preferred Stock				X
4.1	Form of Warrant				X
4.2	Form of Prefunded Warrant				X
4.3	008 Debenture, dated June 9, 2021				X
4.4	Promissory Note, dated June 30, 2021, in favor of Favo Holdings LLC				X
4.5	Promissory Note, dated June 1, 2023, in favor of Vincent Napolitano and Shaun Quin				X
5.1	Legal Opinion of the Doney Law Firm				X
10.1	Master Acquisition Financing Agreement, dated May 31, 2023				X
10.2	Form of Securities Purchase Agreement				X
10.3	Form of Registration Rights Agreement				X
10.4	Employment Agreement by and between Favo Capital, Inc. and Vincent Napolitano dated August 20, 2024				X
10.5	Employment Agreement by and between Favo Capital, Inc. and Shaun Quin dated August 21, 2024				X
10.6	Employment Agreement by and between Favo Capital, Inc. and Glen Steward dated August 21, 2024				X
10.7	Employment Agreement by and between Favo Capital, Inc. and Vaughan Korte dated August 21, 2024				X
10.8	Favo Capital 2024 Equity Incentive Plan				X
10.9	Consulting Agreement dated June 1, 2023, between Favo Capital, Inc. and Favo Holdings, LLC				X
10.10	Business Commission Agreement, dated January 1, 2024				X
14.1	Code of Ethics				X
21.1	Subsidiaries of the Registrant				X
23.1	Consent of Turner, Stone & Company, L.L.P., independent registered public accounting firm					Filed
23.2	Consent of the Doney Law Firm (included in Exhibit 5.1)				X
107	Filing Fees				X

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Item 17. Undertakings.

The undersigned hereby undertakes:

(1) To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” or “Calculation of Filing Fee” table or exhibit in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (l)(i), (l)(ii) and (l)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

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(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser;

(6) For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in New York, on February 13, 2025.

Favo Capital, Inc.

By:	/s/ Vincent Napolitano
Vincent Napolitano Chief Executive Officer, Principal Executive Officer and Director

By:	/s/ Vaughan Korte
Vaughan Korte
Title:	Chief Financial Officer, Principal Financial Officer, and Principal Accounting Officer

POWER OF ATTORNEY

Each officer and director of Favo Capital, Inc. whose signature appears below constitutes and appoints the company’s President, Shaun Quin, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments, including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, this Form S-1 has been signed by the following persons in the capacities indicated on the dates specified.

By:	/s/ Vincent Napolitano
Vincent Napolitano Chief Executive Officer and Director
February 13, 2025

By:	/s/ Vaughan Korte
Vaughan Korte
Title:	Chief Financial Officer
Date:	February 13, 2025

By:	/s/ Glen Steward
Glen Steward
Title:	Chief Strategy Officer and Director
Date:	February 13, 2025

By:	/s/ Shaun Quin
Shaun Quin
Title:	President and Director
Date:	February 13, 2025

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